UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2018

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No
Orange

French Public Limited Company (Société Anonyme) with a share capital of 10,640,226,396 euros

Registered office: 78, rue Olivier de Serres, Paris (15th)

Paris Trade Register 380 129 866

First half 2018

Financial report

AMF

This document is a free translation into English of the half-yearly financial report provided for by article L.451-1-2 of the French Monetary and Financial Code.

The report was filed with the Autorité des Marchés Financiers on July 26, 2018

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Table of contents

1        Interim management report for the first half of 2018 3

1.1     Overview

1.2     Analysis of the Group’s results and capital expenditures

1.3     Analysis by operating segment

1.4     Cash and financial debt of telecoms activities

1.5     Financial indicators not defined by IFRS

1.6     Additional information

2      Condensed interim consolidated Financial Statements for the first half of 2018 39

Consolidated income statement

Consolidated statement of comprehensive income

Consolidated statement of financial position

Consolidated statements of changes in shareholders' equity

Consolidated statement of cash flows

Notes to the consolidated financial statements

3      Statement by the person responsible

4      Statutory auditors’ review report on the half-year financial information
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1       Interim management report for the first half of 2018

1.1          Overview  4

1.1.1        Financial data and workforce information

1.1.2        Summary of results for the first half of 2018

1.1.3        Significant events

1.1.4        Information on trends and the main risks and uncertainties

1.2          Analysis of the Group’s results and capital expenditures

1.2.1        From Group revenues to adjusted EBITDA

1.2.1.1      Revenues

1.2.1.2      Adjusted EBITDA

1.2.2        From Group adjusted EBITDA to operating income

1.2.2.1      Reported EBITDA

1.2.2.2      Operating income

1.2.3        From Group operating income to net income

1.2.4        From Group net income to comprehensive income

1.2.5        Group capital expenditures

1.2.5.1      CAPEX 13

1.2.5.2      Acquisitions of telecommunication licenses

1.3          Analysis by operating segment

1.3.1        France

1.3.2        Spain

1.3.3        Europe

1.3.4        Africa & Middle-East

1.3.5        Enterprise

1.3.6        International Carriers & Shared Services

1.3.7        Orange Bank

1.4          Cash and financial debt of telecoms activities

1.4.1        Liquidity and cash flows of telecom activities

1.4.2        Net financial debt of telecoms activities

1.5          Financial indicators not defined by IFRS

1.5.1        Data on a comparable basis

1.5.2        Adjusted EBITDA and reported EBITDA

1.5.3        CAPEX

1.5.4        Adjusted EBITDA - CAPEX

1.5.5        Net financial debt

1.5.6        Ratio of net financial debt to adjusted EBITDA of telecoms activities

1.6          Additional information

1.6.1       Litigation and unrecognized contractual commitments

1.6.2       Related party transactions

1.6.3       Subsequent events

1.6.4       Financial glossary

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This report contains forward-looking statements about Orange. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are presented in Section 2.1 Risk factors of the 2017 Registration Document. See also the information provided under the heading Forward-looking statements at the beginning of the 2017 Registration Document.

The following comments are based on the consolidated financial statements prepared in accordance with IFRS (International Financial Reporting Standards, see Note 2 to the consolidated financial statements). The Statutory Auditors conducted a limited review of these financial statements. In addition, the Group has decided to apply IFRS 15 "Revenue from Contracts with Customers" retrospectively as from January 1, 2018, restating the published comparative periods of 2016 and 2017 (see Note 2 to the consolidated financial statements).

Adjusted EBITDA, reported EBITDA, CAPEX, the "Adjusted EBITDA - CAPEX" indicator, net financial debt, the ratio of net financial debt to adjusted EBITDA of telecoms activities, and data on a comparable basis are financial indicators not defined by IFRS. For further information on the calculation of these indicators and the reasons why the Orange Group uses them and considers them useful for readers, see Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

Data on a historical basis corresponds to data for past periods as published in the consolidated financial statements for the current period. The transition from data on a historical basis to data on a comparable basis for the first half of 2017 is set out in Section 1.5.1 Data on a comparable basis.

The new organization of Orange Group's Executive Committee implemented with effect from May 2, 2018 (see Section 1.1.3 Significant events) has led the Group to review how its segment information is presented. The segment information now makes a distinction between Spain and the other European countries (see the beginning of Section 1.3 Analysis by operating segment and Note 1.7 to the consolidated financial statements). Historical data, comparable data and customer bases for the first half of 2017 have been restated to take this change into account. Unless otherwise specified, segment information presented in the following sections is understood to be prior to elimination of inter-segment transactions.

The changes presented in the following sections are calculated based on data in thousands of euros, although displayed in millions of euros.

1.1       Overview

1.1.1       Financial data and workforce information

Operating data

	2018	2017	2017	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue (2)	20,262	19,924	20,088	1.7%	0.9%
Adjusted EBITDA(1)	5,984	5,792	5,832	3.3%	2.6%
Telecoms activities	6,043	5,819	5,859	3.9%	3.2%
Adjusted EBITDA/Revenues of telecoms activities	29.8%	29.2%	29.2%
Orange Bank activities	(60)	(27)	(27)	(123.0)%	(123.0)%
Reported EBITDA(1)	5,866	5,599	5,632	4.8%	4.2%
Telecoms activities	5,925	5,626	5,659	5.3%	4.7%
Orange Bank activities	(60)	(27)	(27)	(123.0)%	(123.0)%
Operating income	2,350		2,288		2.8%
Telecoms activities	2,417		2,316		4.4%
Orange Bank activities	(68)		(28)		(144.8)%
CAPEX(1)	3,369	3,250	3,276	3.7%	2.8%
Telecoms activities	3,349	3,225	3,251	3.8%	3.0%
CAPEX/Revenues of telecoms activities	16.5%	16.2%	16.2%
Orange Bank activities	20	25	25	(19.9)%	(19.9)%
Adjusted EBITDA - CAPEX(1)	2,615	2,542	2,556	2.9%	2.4%
Telecoms activities	2,694	2,594	2,608	3.9%	3.4%
Orange Bank activities	(80)	(52)	(52)	(54.2)%	(54.2)%
Telecommunications licenses	31	99	100	(68.8)%	(69.1)%
Investments financed through finance leases	35	16	15	127.7%	127.7%
Average number of employees (full-time equivalents) (3)	135,149	138,930	138,763	(2.7)%	(2.6)%
Number of employees (active employees at end of period)(3)	149,031	152,955	152,744	(2.6)%	(2.4)%

(1)   See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

(2)   Revenues of telecoms activities. The Net Banking Income (NBI) of Orange Bank is recognized in other operating income (see Note 1.2 to the consolidated financial statements).

(3)   See Section 1.6.4 Financial glossary.

Net income

	2018	2017
(at June 30, in millions of euros)		data on a historical basis
Operating income	2,350	2,288
Finance costs, net	(912)	(1,028)
Income tax	(559)	(536)
Consolidated net income	879	724
Net income attributable to owners of the parent company	789	601
Non-controlling interests	90	123

Net financial debt

	June 30, 2018	December 31, 2017
(in millions of euros)		data on a historical basis
Net financial debt(1)	25,273	23,843

(1)   See Section 1.5 Financial indicators not defined by IFRS, Section 1.6.4 Financial glossary, and Note 8.3 to the consolidated financial statements. Net financial debt as defined and used by Orange does not incorporate the Orange Bank activities for which this concept is not relevant.

For further information on the risks relating to the Orange Group’s financial debt, see Section 2.1.3 Financial risks of the 2017 Registration Document.

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1.1.2       Summary of results for the first half of 2018

The first half of 2018 confirmed the accelerated growth in Group's revenues and adjusted EBITDA compared with the first half of 2017.

Revenues totaled 20,262 million euros in the first half of 2018, up 0.9% on a historical basis and 1.7% on a comparable basis, compared with the first half of 2017. All segments (except for International Carriers & Shared Services) increased their revenues on a comparable basis, with a strong contribution from Africa & Middle-East, up 5.7%, and from France, up 1.4%.

Commercial activities remained strong. The strategy, based on convergence and very high-speed fixed and mobile broadband, allowed the Group to continue to grow its customer base in a highly competitive environment. Year-on-year convergent offers (10.7 million customers at June 30, 2018) increased by 9.0% and SIM cards associated with convergent offers (18.0 million at June 30, 2018) grew by 12.0%, enabling Orange to confirm its position as the leading convergent operator in Europe. This strategy also allowed the Group to grow convergent, mobile only and fixed only broadband ARPO (see Section 1.6.4 Financial glossary) in France and Spain. At June 30, 2018, very high-speed fixed broadband, with almost 5.5 million customers, grew by 37% and 4G mobile exceeded 50 million customers (up 38% year-on-year).

Adjusted EBITDA amounted to 5,984 million euros in the first half of 2018, a rise of 2.6% on a historical basis, and 3.3% on a comparable basis, compared with the first half of 2017. This increase confirmed the target of stronger growth in 2018 compared with that achieved in 2017, notably with double-digit growth in Spain. With regards to telecom activities, adjusted EBITDA and the ratio of adjusted EBITDA to revenues increased respectively by 3.2% and 0.7 points on a historical basis, and by 3.9% and 0.6 points on a comparable basis. This growth was generated by good performance achieved in France, Spain and Africa & Middle-East.

Operating income was 2,350 million euros in the first half of 2018, a rise of 2.8%, or 62 million euros on a historical basis compared with the first half of 2017.

Consolidated net income stood at 879 million euros in the first half of 2018, compared with 724 million euros in the first half of 2017, an increase of 155 million euros, mainly attributable to the improvement in net finance costs (116 million euros) but also in operating income (62 million euros).

CAPEX stood at 3,369 million euros in the first half of 2018, in line with the annual target of 7.4 billion euros in 2018, and reflected the Group's continuing efforts to deploy fixed and mobile networks. At June 30, 2018, a total of more than 29 million households were connectable to very high-speed fixed broadband services (up 26% year-on-year).

net financial debt stood at 25,273 million euros at June 30, 2018 compared with 23,843 million euros at December 31, 2017. With a ratio of net financial debt to adjusted EBITDA for telecoms activities of 1.96, the Group remained on course for its target of a ratio of around 2 in the medium term.

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1.1.3       Significant events

In March 2018, Stéphane Richard, Chairman and Chief Executive Officer of Orange, announced a renewed Group's Executive Committee, with a new, more diversified and international team of 15 members whose mission is to lead the transformation of Orange into a multi-services operator by capitalizing on the progress achieved through Essentials2020. The new Executive Committee was effective as of May 2, 2018.

In addition, Orange's Shareholders’ Meeting of May 4, 2018 approved the renewal of Stéphane Richard’s term of office for a period of four years. At its meeting following the Shareholders’ Meeting, the Board of Directors reappointed Stéphane Richard to his position as Chairman and Chief Executive Officer of Orange.

During the first half of 2018, the Group continued to implement Essentials2020, its strategic plan to 2020.

Investment in networks

Fixed networks

The Group is continuing the accelerated deployment of its very high-speed fixed broadband networks (fixed VHSB) with 6.1 million new households connectable year-on-year. At June 30, 2018, Orange thus has 29.2 million very high-speed broadband connectable households throughout the world (up 26.1% year-on-year), including 10.3 million in France, 12.7 million in Spain and 5.9 million in Europe. In France, Orange provided 70% of fiber optic deployments as of the end of March 2018 (Source: ARCEP, the French Postal and Electronic Communications Regulatory Authority) and entered into three new agreements during the half year on the operation of the fiber optic networks of local and regional authorities (Essonne, Bourgogne-Franche-Comté and Gironde). In addition, in May 2018, Orange entered into commitments to the French government regarding the deployment of fiber optics in its “AMII” areas (areas covered by calls for expressions of investment intentions) (see Note 11.2 to the consolidated financial statements). At June 30, 2018, the Group had 5.5 million customers with very high-speed fixed broadband access around the world (up 37.5% year-on-year), including 2.2 million in France, 2.6 million in Spain and 0.6 million elsewhere in Europe.

In April, Orange also entered into a commercial agreement with Eutelsat aiming to improve its satellite-based, very high-speed broadband internet access services in the European countries where it operates in the retail market. This agreement will allow the Group to offer high quality access to digital services to all of its European customers, including in rural areas where it is sometimes difficult to introduce traditional very high-speed broadband networks.

Mobile networks

In January 2018, Orange and the other French mobile operators signed an agreement with the French government, under the aegis of ARCEP, on access by the French population to broadband in the whole country: the extension until 2031 of authorizations to use the 900 MHz, 1,800 MHz and 2,100 MHz frequencies expiring in 2021 will take place without an increase in fees or financial auctions, in exchange for increased coverage obligations for operators.

In the first half 2018, Orange has continued to deploy 4G/4G+ networks. In France and in Spain, the investments made are mainly aimed at increasing the density of coverage outside of urban areas and at improving speeds in the major cities. At June 30, 2018, 4G coverage rates reached 98.0% of the population in France and 96.5% in Spain. In Africa & Middle-East, deployments are continuing, particularly in Senegal, Côte d’Ivoire, Morocco and Jordan. With these investments, Orange has 50.1 million 4G customers across the world at June 30, 2018 (an increase of 38.2% year-on-year), including 14.2 million in France, 9.5 million in Spain, 13.4 million in Europe and 12.9 million in Africa & Middle-East (excluding associates and joint ventures).

In addition, against a background of strong growth in mobile internet traffic, the Group is actively preparing for the arrival of 5G technology and has, in particular, decided to carry out new large-scale trials in Europe, as a joint development with its technology and innovation partners. At the beginning of July 2018, ARCEP also gave its agreement to Orange expanding its 5G tests in France to Marseille, following Lille and Douai.

Submarine cables

Following the launch of its Marseille hub in 2017, in May 2018, Orange International Carriers announced the entry into service of a new land cable between Marseille and Penmarch (two major geographic locations for submarine cables), which interconnects 15 submarine cables and thus improves connectivity between Asia, the Middle-East and West Africa, in order to address the enormous increase in the demand for data, IP and content.

Content

Orange's content strategy has been confirmed through a series of new agreements signed in the first half of 2018:

•  in January and March 2018 respectively, Orange renewed distribution agreements with the M6 Group and TF1 Group as well as non-linear services associated with these channels. These agreements allow Orange TV customers to enjoy enhanced services and features for the two groups' programming. At June 30, 2018, Orange had 9.2 million IPTV and satellite TV customers (including 6.9 million customers in France), a 6.3% increase year-on-year;

•  in April 2018, Orange and Fnac Darty announced the strengthening of their digital reading strategic partnership with the launch of a new audiobook offering, promoting the dissemination of new methods of digital reading. Following on from the "ePresse" (digital press) and "izneo by Fnac" (digital comics) services launched at the beginning of October 2017, since May 2018 Orange customers have been able to access 100,000 audiobooks and 3 million e-books, through the "Kobo by Fnac" audiobook service;

•  in April 2018 Orange and Vivendi announced that they had signed a partnership with the CanalOlympia movie theater network, the leading movie theater and show network managed by Vivendi in Central and West Africa, which is planning some 20 theaters by the end of 2018 with several dozen theaters in the coming years.

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Mobile financial services and connected objects

Launch of the Orange Bank personal loan in France

In March 2018, Orange Bank enhanced its range of banking products by launching a 100% mobile personal loan service allowing Orange Bank customers to borrow up to 75,000 euros at competitive rates on a term of between 12 and 120 months, and to release the loan amount whenever they want within a six-month period.

Deployment of dedicated Internet of Things (IoT) networks in Europe

In February 2018, Orange, KPN and Actility (the supplier of the IoT connectivity platform), announced that the first connection tests between the public IoT networks of different countries based on the LoRa Alliance™ technical specifications had been successfully carried out. This success opens the way for connections between sensors moving from one country to another and simplifies the implementation of industrial applications on an international scale, while reducing the time to market for customers.

In April 2018, Orange Business Services also announced the launch, in France and in Europe, of the Datavenue Market web portal, putting the suppliers of connected objects in contact with companies or developers wishing to test and validate an IoT project, in a completely independent manner and at lower cost.

The LoRa® (Long Range) network now covers 95% of the French population with 4,900 gateways distributed throughout mainland France. Orange Business Services is continuing to improve the features of this network, particularly with the launch in mainland France of the option for the geolocation of objects using TDOA (Time Difference of Arrival) technology.

Orange, a people-oriented and digital employer

In June 2018, Orange announced that it had, in the context of its share buyback program, acquired 4.8 million treasury shares for the amount of 71 million euros. This purchase is in order to fulfil obligations related to the "Orange Vision 2020" free share award plan covering 9.1 million shares, which was agreed in October 2017 in order to involve all of the Group's employees (subject to presence and performance conditions) in the success of the Essentials2020 strategic plan (see Note 10.2 to the consolidated financial statements).

In addition, in June 2018, Orange signed a new incentive agreement covering the years 2018 to 2020. Under the terms of this agreement, 65% of the incentive is based on achieving Orange's major ambitions in terms of revenues, the control of operating and investment expenses, 30% on the quality of customer service and 5% on a corporate social responsibility indicator.

Digital transformation of business customers

In June 2018, following the agreement signed in October 2017, Orange acquired 62.72% of the capital of Business & Decision, a company specializing in data and digital technology, operating in business intelligence (structured analysis of business data) and customer relationship management (CRM), for a total amount of 38 million euros. In addition, Orange signed reciprocal agreements covering the acquisition of 4.88% of the capital and, on June 29, 2018, launched a friendly takeover bid for the shares not yet owned. At the conclusion of the takeover bid on July 19, 2018, the Group owned 81.82% of the capital (see Notes 3 and 13 to the consolidated financial statements).

In July 2018, Orange also announced that it had agreed to acquire 100% of Basefarm Holding, a company operating in the infrastructure area, cloud computing services, critical applications management and data analysis, for an enterprise value of 350 million euros. The deal is expected to close during the third quarter of 2018 once it has been approved by the relevant Competition Authority (see Note 13 to the consolidated financial statements).

Lastly, in February 2018, Orange also acquired Enovacom, a company operating in the area of e-health. This acquisition forms part of the strategy of Orange Healthcare, its healthcare subsidiary, to be the leading partner in the digital transformation of health organizations and stakeholders in France and internationally.

Improving operational efficiency, with the Explore2020 and Lean CAPEX programs

In the first half of 2018, Orange has continued Explore2020, its operational effectiveness program. The objective, which was reviewed in December 2017, was to exceed the 3 billion euros of gross savings initially projected for 2015-2018, thereby contributing to controlling the expected increase in operating expenses included in the calculation of adjusted EBITDA.

As of the first half of 2018, 476 million euros of gross savings in operating expenses included in the calculation of adjusted EBITDA had been achieved, with the operational effectiveness program Explore2020 exceeding the target of 3 billion euros of gross savings over the 2015-2017 period six months in advance.

Bonds

Orange issued two bonds in the first half of 2018: on January 16, 2018, for 1 billion euros due January 2030 with a coupon of 1.375%, and on March 20, 2018, for 1 billion euros due March 2028 with a coupon of 1.375% (see Note 8.4 to the consolidated financial statements).

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1.1.4       Information on trends and the main risks and uncertainties

Orange confirms its objectives for the 2018 fiscal year:

•  growth in adjusted EBITDA (see Section 1.5.2 Adjusted EBITDA and reported EBITDA) greater than that achieved in 2017, on a comparable basis;

•  higher CAPEX (see Section 1.5.3 CAPEX), peaking at 7.4 billion euros in 2018;

•  growth in the “Adjusted EBIDTA - CAPEX” indicator (see Section 1.5.4 Adjusted EBITDA - CAPEX) greater than in 2017, on a comparable basis; and

•  a ratio of net financial debt to adjusted EBITDA for telecoms activities (see Section 1.5.6 Ratio of net financial debt to adjusted EBITDA of telecoms activities) to be held at about 2x in the medium term, to maintain Orange’s financial strength and investment capacity.

For 2019 and 2020: growth in adjusted EBITDA, decrease in CAPEX and growth in the “Adjusted EBITDA - CAPEX” indicator.

These objectives, originally announced on the basis of the financial data presented in accordance with accounting standard IAS 18, are maintained under the application of the new accounting standard IFRS 15 in effect since 1 January 2018. They do not include the effects of the new IFRS 16 standard (see Note 2.3 to the consolidated financial statements), which will enter into force on January 1, 2019.

In light of the results for the first half of 2018, the Board of Directors also confirms the payment of an interim dividend for the fiscal year of 0.30 euros per share, with distribution scheduled for December 6, 2018. The ex-dividend date will be December 4, 2018 and the record date will be December 5, 2018. With regards to the full 2018 fiscal year, the Board of Directors will propose to the 2019 Annual Shareholders’ Meeting the payment of a dividend of 0.70 euros per share, an increase of five euro cents (see Note 13 to the consolidated financial statements).

These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are described in Section 2.1 Risk factors of the 2017 Registration Document. At the date of publication of this report, this description remains valid and enables an understanding of the main risks and uncertainties for the remaining six months of fiscal year 2018.

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1.2       Analysis of the Group’s results and capital expenditures

1.2.1       From Group revenues to adjusted EBITDA

This section presents the transition from Group revenues to adjusted EBITDA by type of expense, after presentation adjustments, as presented in Section 1.5.2 Adjusted EBITDA and reported EBITDA and in Notes 1.1 and 1.2 to the consolidated financial statements.

	2018	2017	2017	% change	% change
(at June 30, in millions of euros)		data on a comparable basis(1)	data on a historical basis	data on a comparable basis(1)	data on a historical basis
Revenues	20,262	19,924	20,088	1.7%	0.9%
External purchases(2)	(8,990)	(8,838)	(8,930)	1.7%	0.7%
Other operating income and expenses(2) (3)	142	93	89	53.5%	63.5%
Labor expenses(2) (3)	(4,210)	(4,151)	(4,171)	1.4%	0.9%
Operating taxes and levies (2) (3)	(1,220)	(1,236)	(1,244)	(1.3)%	(1.9)%
Adjusted EBITDA	5,984	5,792	5,832	3.3%	2.6%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   See Section 1.6.4 Financial glossary.

(3)   Adjusted data (see Section 1.5 Financial indicators not defined by IFRS and Note 1 to the consolidated financial statements).

1.2.1.1     Revenues

Change in revenues

Revenues by segment(2)	2018	2017	2017	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
France	8,952	8,831	8,830	1.4%	1.4%
Spain	2,634	2,557	2,557	3.0%	3.0%
Europe	2,775	2,743	2,716	1.2%	2.2%
Africa & Middle-East	2,524	2,389	2,491	5.7%	1.3%
Enterprise	3,530	3,529	3,614	0.0%	(2.3)%
International Carriers & Shared Services	759	809	819	(6.2)%	(7.3)%
Eliminations	(912)	(934)	(939)
Group total	20,262	19,924	20,088	1.7%	0.9%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   Revenues of telecom activities (see Notes 1.1 and 4.1 to the consolidated financial statements). The Net Banking Income (NBI) of Orange Bank is recognized in other operating income (see Note 1.2 to the consolidated financial statements).

Revenues per offering	2018	2017	2017	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Convergent services	3,474	3,091	3,089	12.4%	12.5%
Mobile only services	5,090	5,009	5,082	1.6%	0.2%
Fixed only services	4,817	4,985	5,043	(3.4)%	(4.5)%
IT & integration services	1,052	989	1,018	6.4%	3.4%
Wholesale	3,891	3,993	4,008	(2.6)%	(2.9)%
Equipment sales	1,490	1,409	1,406	5.8%	6.0%
Other revenues	448	448	442	(0.2)%	1.1%
Group total	20,262	19,924	20,088	1.7%	0.9%

(1)   See Section 1.5.1 Data on a comparable basis.

The revenues of the Orange Group totaled 20,262 million euros in the first half of 2018, up 0.9% on a historical basis and 1.7% on a comparable basis, compared with the first half of 2017.

On a historical basis, the 0.9% or 174 million euro increase in Group revenues between the first half of 2017 and the first half of 2018 reflected:

•  on one hand:

-   the favorable impact of changes in the scope of consolidation and other changes, which stood at 16 million euros,

-   which was more than more than offset by the negative impact of foreign exchange fluctuations totaling 180 million euros, chiefly attributable to changes in the value of the US dollar (representing 93 million euros), the Egyptian pound (representing 30 million euros and the Jordanian dinar (representing 23 million euros) against the euro.

•  and, on the other hand, organic change on a comparable basis, representing a 338 million euro increase in revenues.

On a comparable basis, the 1.7% or 338 million euro increase in Group revenues between the first half of 2017 and the first half of 2018 was attributable primarily to:

•  the 121 million euro increase in revenues in France (an increase of 1.4%). This change was mainly due to (i) the favorable effect of including digital offers (see Section 1.1.3 Significant events, (ii) the growth of convergent services, led by both the increase in the customer base and the rise in half-year convergent ARPO (see Section 1.6.4 Financial glossary), and (iii) to a lesser extent, by the increase in mobile equipment sales, (iv) partially offset by the downward trend in fixed-line only narrowband services (traditional telephony) and the reduction in wholesale (due mainly to the scheduled decline in revenues from nationwide roaming and the effect of the fall in regulated prices for unbundling);

•  the 135 million euro increase in revenues in Africa & Middle-East countries (a 5.7% increase), driven by strong performances from the Sonatel subgroup (mainly in Guinea and Mali), Egypt, Morocco and the Côte d’Ivoire subgroup (mainly Burkina Faso);

•  the 77 million euro increase in revenues in Spain (a 3.0% increase), against a background of strong competition for entry into the mobile and fixed broadband markets. This change was mainly due to (i) the development of convergent services, which benefited from the increase in half-year convergent ARPO (driven by the increase in access to very high-speed broadband and content offerings) and growth in the customer base, and (ii) to a lesser extent, the increase in equipment sales; and

•  the growth of 32 million euros in revenues in Europe (an increase of 1.2%), mainly due to (i) the growth of convergent services in Poland, Belgium and Romania, and (ii) the increase in wholesale in Poland, Romania and Slovakia, principally due to the development of national roaming and growth in visitor roaming, (iii) partially offset by the reduction in mobile only services and fixed only services in Poland, primarily linked to the migration towards convergent offers and the downward trend in traditional telephony;

•  partially offset by the decline of 50 million euros in revenues from services to International carriers & Shared services (a 6.2% reduction), mainly resulting from the decline in the international wholesale (decline in the voice market for Africa and the Maghreb).

Enterprise service revenues were stable between the two periods, the reduction in fixed only services (data services and voice services) being offset by the growth in integration services and information technology.

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Change in the number of customers

Number of customers(2) (3)		2018	2017	2017	% change	% change
(at June 30, in thousands, at the end of the period)			data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Number of convergent service customers		10,677	9,797	9,797	9.0%	9.0%
Number of mobile services customers (3)		199,005	196,602	196,602	1.2%	1.2%
o/w:	Customers with convergent offers	18,038	16,109	16,109	12.0%	12.0%
	Customers with mobile only offers	180,967	180,493	180,493	0.3%	0.3%
o/w:	Contract customers	77,285	71,457	71,457	8.2%	8.2%
	Prepaid customers	121,720	125,145	125,145	(2.7)%	(2.7)%
Number of fixed broadband service customers		19,687	18,983	18,983	3.7%	3.7%
o/w:	Customers with very high-speed broadband access	5,486	3,991	3,991	37.5%	37.5%
o/w:	Customers with convergent offers	10,677	9,797	9,797	9.0%	9.0%
	Customers with fixed only offers	9,009	9,187	9,187	(1.9)%	(1.9)%
Number of fixed telephony customers		40,834	42,260	42,260	(3.4)%	(3.4)%
Group total(2) (3) (4)		259,526	257,848	257,848	0.7%	0.7%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   Since January 1, 2018, the customer bases correspond solely to customers of the fully consolidated entities. The customers of associates and joint ventures (previously recognized in proportion to the Group's interest in these entities) are no longer taken into account. As a consequence, data for previous periods have been adjusted. This adjustment affects Tunisia, Mauritius, Iraq and Equatorial Guinea.

(3)   Since January 1, 2018, the recognition of the customer bases for mobile services in all countries is aligned with the Group's definitions (and no longer with local definitions). As a consequence, data for previous periods have been adjusted. This adjustment affects Morocco, Côte d’Ivoire, Jordan and Cameroon. Excluding customers of Mobile Virtual Network Operators (MVNOs).

(4)   Number of mobile services, fixed broadband and narrowband services and fixed telephony customers.

1.2.1.2     Adjusted EBITDA

In the first half of 2018, Orange Group adjusted EBITDA amounted to 5,984 million euros (breaking down into 6,043 million euros for the telecoms activities and a loss of 60 million euros for the Orange Bank activities), up 2.6% on a historical basis and 3.3% on a comparable basis compared with the first half of 2017. The ratio of the adjusted EBITDA of the telecoms activities to revenues was 29.8% in the first half of 2018, up 0.7 points on a historical basis and 0.6 points on a comparable basis compared with the first half of 2017.

On a historical basis, the 2.6% increase in Group adjusted EBITDA between the first half of 2017 and the first half of 2018, an increase of 152 million euros, resulted from:

•  (i) the negative impact of foreign exchange fluctuations, which stood at 38 million euros, chiefly attributable to the change in the value of US dollar, and (ii) the adverse impact of changes in the scope of consolidation and other changes, representing 2 million euros; and

•  the organic change on a comparable basis, representing a 192 million euro increase in adjusted EBITDA.

On a comparable basis, the 3.3% increase in Group adjusted EBITDA between the first half of 2017 and the first half of 2018 resulted mainly from:

•  the 1.7% or 338 million euro growth in revenues;

•  the 4.7% or 118 million euro reduction in service fees and inter-operator costs (see Section 1.6.4 Financial glossary), resulting mainly from (i) the reduction in interconnection fees for services to international carriers (linked to the downturn in traffic), but also in Spain (particularly with the reduction in mobile call termination prices in February 2018) and in France, partially offset by the increase in interconnection fees in Europe (primarily in Poland, due to the growth in national and international traffic), and (ii) to a lesser extent, the reduction in enterprise service network fees; and

•  by the 53.5% or 49 million euro increase in adjusted other operating income and expenses (see Section 1.6.4 Financial glossary), caused by the reduction in adjusted other operating expenses between the two periods, due primarily to the effects of various lawsuits and the improvement in the operating currency effect.

These positive items were partially offset by:

•  the growth of 4.8% or 157 million euros in commercial expenses and content costs (see Section 1.6.4 Financial glossary), mainly arising from (i) the increase in commercial expenses, principally in the Africa & Middle-East countries (related primarily to the growth in activity of Orange Money), in Spain (to address aggressive commercial positioning) and for enterprise service (related to the signing of major contracts in June 2018), (ii) agreements, and extensions and renewals of partnerships in the field of content completed in 2017 and in the first half of 2018 (see Section 1.1.3 Significant events) allowing offers to be enhanced, particularly in France and in Europe, and (iii) the increase in soccer-related rights in Spain, in line with the commercial momentum;

•  the growth of 5.1% or 77 million euros in other external purchases (see Section 1.6.4 Financial glossary), particularly in France (purchases for resale related to the operation of public initiative networks), in Africa & Middle-East countries (real estate fee and overheads) and in Spain;

•  the increase of 1.4% or 59 million euros in adjusted labor expenses (see Section 1.6.4 Financial glossary). This growth mainly reflects the increase in expenses relating to share-based compensation, which is largely explained by the Orange Vision 2020 free share award plan in the first half of 2018 (see Section 1.1.3 Significant events). The average number of employees (full-time equivalents, see Section 1.6.4 Financial glossary), is down by 2.7%, representing a reduction of 3,781 full-time equivalent employees, mainly in France and Poland; and

•  the 2.4% or 36 million euro increase in other network expenses and IT expenses (see Section 1.6.4 Financial glossary), mainly in countries in Africa & Middle-East (primarily due to the increase in work taking place on mobile sites, particularly the deployment of 4G sites).

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1.2.2       From Group adjusted EBITDA to operating income

This section presents the transition from Group adjusted EBITDA to operating income by type of expense (see Section 1.5.2 Adjusted EBITDA and reported EBITDA and Notes 1.2 and 1.3 to the consolidated financial statements).

	2018	2017	2017	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Adjusted EBITDA	5,984	5,792	5,832	3.3%	2.6%
Significant litigations	(32)	(60)	(60)
Specific labor expenses	(24)	(58)	(58)
Review of the investments and business portfolio	-	-	(6)
Restructuring and integration costs	(62)	(75)	(76)
Reported EBITDA	5,866	5,599	5,632	4.8%	4.2%
Depreciation and amortization	(3,457)		(3,351)
Reclassification of cumulative translation adjustment from liquidated entities	1		-
Impairment of goodwill	(56)		-
Impairment of fixed assets	(1)		4
Share of profits (losses) of associates and joint ventures	(3)		3
Operating income	2,350		2,288		2.8%

(1) See Section 1.5.1 Data on a comparable basis.

1.2.2.1     Reported EBITDA

In the first half of 2018, Orange Group reported EBITDA totaled 5,866 million euros, an increase of 4.2% or 234 million euros compared with the first half of 2017 on a historical basis.

On a historical basis, the transition from adjusted EBITDA to reported EBITDA for the Group resulted from:

•  in the first half of 2018, in a total negative amount of 118 million euros:

-   a net expense of 32 million euros on significant litigation, corresponding to the reassessment of risk on various disputes,

-   specific labor expenses of 24 million euros for the French “Part-Time for Seniors” plan (TPS) in relation to the employment of seniors in France and the related bonuses,

-   and 62 million euros in restructuring and integration costs (see Note 5.2 to the consolidated financial statements) relating primarily to employee departure plans and the streamlining of the real estate portfolio; and

•  in the first half of 2017, in a total negative amount of 200 million euros:

-   a net expense of 60 million euros on significant litigation, corresponding to the reassessment of risk on various disputes,

-   specific labor expenses of 58 million euros comprising (i) an expense of 78 million euros for the French “Part-Time for Seniors” plan (TPS) relating to agreements on the employment of seniors in France and the related bonuses, and (ii) the amount receivable for the refund of social security contributions paid in 2011 under the “Partageons” free share plan,

-   a net expense of 6 million euros relating to the review of the investments and business portfolio, and

-   76 million euros in restructuring and integration costs (see Note 5.2 to the consolidated financial statements) relating primarily to the streamlining of the real estate portfolio and employee departure plans.

1.2.2.2     Operating income

In the first half of 2018, Orange Group operating income amounted to 2,350 million euros (breaking down into 2,417 million euros for the telecoms activities and a loss of 68 million euros for the Orange Bank activities), compared with 2,288 million euros in the first half of 2017 on a historical basis, an increase of 2.8% or 62 million euros.

On a historical basis, the increase was largely attributable to the 234 million euro increase in reported EBITDA, partially offset by:

•  the 106 million euro increase in depreciation and amortization, essentially in France and Spain, due primarily to (i) increased capital expenditure in recent years, particularly in respect of very high-speed broadband network rollout (4G and fiber), and, to a lesser extent, (ii) accelerated depreciation of leased handsets, Livebox, and equipment installed on customer premises; and

•  the recognition, in the first half of 2018, of a 56 million euro impairment of goodwill on Jordan, which mainly reflects the effects of an uncertain political and economic climate and strong competitive pressure on the fixed and mobile data markets (see Note 6.1 to the consolidated financial statements).

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1.2.3       From Group operating income to net income

	2018	2017
(at June 30, in millions of euros)		data on a historical basis
Operating income	2,350	2,288
Cost of gross financial debt	(742)	(618)
Gains (losses) on assets contributing to net financial debt	2	7
Foreign exchange gains (losses)	4	(60)
Other net financial expenses	(13)	(8)
Effects resulting from BT stake	(163)	(349)
Finance costs, net	(912)	(1,028)
Income tax	(559)	(536)
Consolidated net income	879	724
Net income attributable to owners of the parent company	789	601
Non-controlling interests	90	123

The consolidated net income of the Orange Group was 879 million euros in the first half of 2018, compared with 724 million euros in the first half of 2017, an increase of 155 million euros. This increase points to:

•  the 116 million euros improvement in net finance costs, most of which came from the change in effects related to the 186 million euros stake held in BT Group, with the recognition of a 163 million euros expense in the first half of 2018, compared to a 349 million euros expense in the first half of 2017 (see Note 8.7 to the consolidated financial statements); and

•  the 62 million euros rise in operating income;

•  partially offset by the 23 million euro increase in corporate tax (see Note 7 to the consolidated financial statements).

After taking into account non-controlling interests (see Note 10.4 to the consolidated financial statements), net income attributable to owners of the parent company totaled 789 million euros in the first half of 2018, compared with 601 million euros in the first half of 2017, an increase of 188 million euros.

1.2.4       From Group net income to comprehensive income

The transition from consolidated net income to consolidated comprehensive income is described in the consolidated statement of comprehensive income in the consolidated financial statements.

1.2.5       Group capital expenditures

Investments in property, plant and equipment and intangible assets(2)	2018	2017	2017	% change	% change
(at June 30, in millions of euros)		data on a comparable basis(1)	data on a historical basis	data on a comparable basis(1)	data on a historical basis
CAPEX	3,369	3,250	3,276	3.7%	2.8%
Telecommunications licenses	31	99	100	(68.8)%	(69.1)%
Investments financed through finance leases	35	16	15	127.7%	127.7%
Group total	3,435	3,365	3,391	2.1%	1.3%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   See Note 1.3 to the consolidated financial statements.

Between the first half of 2017 and the first half of 2018, the increase in the Group’s investments in property, plant and equipment and intangible assets was largely attributable to the increase in CAPEX, partially offset by the decline in telecommunication license acquisitions.

Financial investments (see Section 1.6.4 Financial glossary) are described in Section 1.4.1 Liquidity and cash flows of telecoms activities.

1.2.5.1     CAPEX

In the first half of 2018, the CAPEX of the Orange Group amounted to 3,369 million euros (including 3,349 million euros for telecoms activities and 20 million euros for Orange Bank activities), up 2.8% on a historical basis and 3.7% on a comparable basis compared with the first half of 2017. The ratio of CAPEX to revenues of telecoms activities was 16.5% in the first half of 2018, up 0.3 points on a historical and on a comparable basis compared with the first half of 2017.

On a historical basis, the 2.8% increase in Group CAPEX between the first half of 2017 and the first half of 2018, an increase of 93 million euros, includes (i) the negative effect of foreign exchange fluctuations in the amount of 26 million euros, and (ii) organic change on a comparable basis, i.e. a 119 million euro increase in CAPEX.

On a comparable basis, the increase of 3.7% or 119 million euros in Group CAPEX between the first half of 2017 and the first half of 2018 was attributable primarily to:

•  increased capital expenditure on very high-speed broadband mobile networks (4G, see Section 1.1.3 Significant events), mainly in France, Spain, and, to a lesser extent, the Africa & Middle-East countries. At June 30, 2018, 4G coverage rates reached 98.0% of the population in France, 96.5% in Spain, 99.8% in Poland, 99.7% in Belgium, 97.2% in Luxembourg, 95.1% in Romania, 90.5% in Slovakia, and 98.0% in Moldova;

•  increased capital expenditure (not including co-financing) in very high-speed fixed broadband networks (fiber, see Section 1.1.3 Significant events), mainly in France, Spain, and, to a lesser extent, Poland and the Africa & Middle-East countries. In the first half of 2018, Group capital expenditures benefited from co-financing from other operators in France and Spain. At 30 June 2018, 29.2 million households had connectivity to very high-speed broadband (an increase of 26.1% year-on-year), including 10.3 million in France, 12.7 million in Spain, 2.9 million in Poland, and 2.4 million in Romania (following the mutual network sharing agreement with Telekom Romania);

•  partially offset by the decline in capital expenditures on leased handsets, Livebox, and equipment installed at customer premises, due to the cost optimization of Livebox (renegotiation, recycling, etc.).

1.2.5.2     Acquisitions of telecommunication licenses

In the first half of 2018, acquisitions of telecommunication licenses amounted to 31 million euros, and mainly concerned the Congo (DRC) for 21 million euros.

In the first half of 2017, acquisitions of telecommunication licenses amounted to 100 million euros on a historical basis, and mainly concerned the acquisition of licenses in Senegal for 76 million euros (second tranche of the acquisition of a universal license including renewal of existing licenses and a 4G license).

In addition, acquisitions of telecommunication licenses may give rise, in certain circumstances, to annual fees recognized under operating taxes and levies in the consolidated income statement.

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1.3       Analysis by operating segment

Changes to the presentation of segment information

Due to the restructuring of Orange Group's Executive Committee implemented on 2 May 2018, the Group has reviewed the presentation of its segment information (see Section 1.1.3 Significant events, and Note 1.7 to the consolidated financial statements).

Decisions regarding the allocation of resources and the assessment of the performance of the various components of Orange are taken by the Chairman and Chief Executive Officer (the chief operating decision-maker) at operating segment level, which are primarily organized on a geographic basis. The operating segments are thus:

•  France (excluding Enterprise);

•  Spain;

•  Poland, Belgium, Luxembourg, and each of the Central European countries (Moldova, Romania, and Slovakia). The Europe aggregate encompasses the operating segments in that area;

•  the Sonatel subgroup (comprising the entities in Senegal, Mali, Guinea, Guinea-Bissau, and Sierra Leone), the Côte d’Ivoire subgroup (combining the entities in the Côte d’Ivoire, Burkina Faso, and Liberia), and each of the other countries in Africa & Middle-East (mainly Botswana, Cameroon, the Central African Republic (CAR), the Democratic Republic of the Congo (DRC), Egypt, Jordan, Madagascar, Morocco, and Niger). The Africa & Middle-East aggregate shown includes the operating segments in that area;

•  Enterprise services, which covers communication solutions and services for businesses in France and worldwide;

•  International Carriers & Shared Services (called “IC & SS”), which encompasses (i) the rollout of the international and long-distance network, installation and maintenance of submarine cables, and sales and services to international carriers, and (ii) shared services including support and cross-divisional functions spanning the entire Group (information systems, research & development), Content operations, and the Orange brand; and

•  Orange Bank.

Data on a historical basis, data on a comparable basis, and customer bases for the first half of 2017 have been restated to take this change into account.

For more details on segment information, see Note 1 to the consolidated financial statements.

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Operating data by segment

The table below shows the main operating data (financial data and workforce) for the Orange Group under each operating segment in the first halves of 2018, 2017 on a comparable basis and 2017 on a historical basis.

Half-years ended June 30	France	Spain	Europe	Africa & Middle-East
(in millions of euros)

June 30, 2018
Revenues	8,952	2,634	2,775	2,524
Adjusted EBITDA	3,266	783	737	794
Reported EBITDA	3,237	744	734	784
Operating income	1,664	206	152	298
CAPEX	1,669	578	389	408
Telecommunications licenses	(1)	3	7	22
Average number of employees	56,564	6,596	22,156	15,013

June 30, 2017 - Data on a comparable basis (1)
Revenues	8,831	2,557	2,743	2,389
Adjusted EBITDA	3,107	712	758	736
Reported EBITDA	3,054	710	757	729
CAPEX	1,611	538	370	405
Telecommunications licenses	11	3	-	85
Average number of employees	60,566	6,545	22,953	15,156

June 30, 2017 - Data on a historical basis
Revenues	8,830	2,557	2,716	2,491
Adjusted EBITDA	3,106	712	753	764
Reported EBITDA	3,053	711	750	756
Operating income	1,548	220	176	329
CAPEX	1,611	538	368	428
Telecommunications licenses	11	3	-	86
Average number of employees	60,505	6,545	22,874	15,156

(1)   See Section 1.5.1 Data on a comparable basis.

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Enterprise	International Carriers & Shared Services	Telecoms activities eliminations	Telecoms activities total	Orange Bank	Group eliminations	Group total

3,530	759	(910)	20,264	-	(2)	20,262
579	(116)	-	6,043	(60)	1	5,984
569	(143)	-	5,925	(60)	1	5,866
383	(286)	-	2,417	(68)	1	2,350
168	137	-	3,349	20	-	3,369
-	-	-	31	-	-	31
21,477	12,591	-	134,397	752	-	135,149

3,529	809	(934)	19,924	-	-	19,924
609	(103)	-	5,819	(27)	-	5,792
593	(217)	-	5,626	(27)	-	5,599
174	127	-	3,225	25	-	3,250
-	-	-	99	-	-	99
20,668	12,410	-	138,298	632	-	138,930

3,614	819	(939)	20,088	-	-	20,088
627	(103)	-	5,859	(27)	-	5,832
610	(221)	-	5,659	(27)	-	5,632
429	(386)	-	2,316	(28)	-	2,288
179	127	-	3,251	25	-	3,276
-	-	-	100	-	-	100
20,582	12,470	-	138,132	631	-	138,763

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1.3.1       France

France	2018	2017	2017	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	8,952	8,831	8,830	1.4%	1.4%
Adjusted EBITDA	3,266	3,107	3,106	5.1%	5.1%
Adjusted EBITDA/Revenues	36.5%	35.2%	35.2%
Reported EBITDA	3,237	3,054	3,053	6.0%	6.0%
Operating income	1,664		1,548		7.5%
CAPEX	1,669	1,611	1,611	3.6%	3.6%
CAPEX/Revenues	18.6%	18.2%	18.2%
Telecommunication licenses(2)	(1)	11	11	na	na
Average number of employees	56,564	60,566	60,505	(6.6)%	(6.5)%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   See Section 1.2.5.2 Acquisitions of telecommunication licenses.

1.3.1.1     Revenues - France

France	2018	2017	2017	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	8,952	8,831	8,830	1.4%	1.4%
Retail services(2)	5,484	5,345	5,345	2.6%	2.6%
Convergent services	2,196	1,942	1,942	13.1%	13.1%
Mobile only services	1,183	1,205	1,205	(1.8)%	(1.8)%
Fixed only services	2,105	2,198	2,198	(4.3)%	(4.3)%
Fixed only broadband services	1,281	1,264	1,264	1.3%	1.3%
Fixed only narrowband services	824	934	934	(11.8)%	(11.8)%
Wholesale	2,615	2,671	2,670	(2.1)%	(2.0)%
Equipment sales	611	580	580	5.3%	5.3%
Other revenues	242	235	235	3.0%	3.0%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   See Section 1.6.4 Financial glossary.

On a historical basis, the 122 million euro increase in revenues in France between the first half of 2017 and the first half of 2018 stemmed from (i) the favorable impact of changes in the scope of consolidation and other changes amounting to 1 million euros, and (ii) organic change on a comparable basis representing a 121 million euro increase in revenues.

On a comparable basis, the 121 million euro increase in revenues in France between the first half of 2017 and the first half of 2018 was mainly attributable to (i) the favorable effect of including digital offers (see Section 1.1.3 Significant events), (ii) Convergent services revenue growth, and (iii) to a lesser extent, increased equipment sales, (iv) partially offset by the downward trend in revenues from fixed only narrowband services (traditional telephony) and the reduction in wholesale (mainly due to the scheduled decline in revenue from the nationwide roaming agreement and to the fall in regulated prices for unbundling).

On a comparable basis, the 254 million euro increase in revenues from Convergent services between the two periods was mainly driven by the 6.8% year-on-year increase in the convergent customer base, related to the success of the Open offers. This growth in volume was accompanied by growth in value. In this respect, half-year convergent ARPO (see Section 1.6.4 Financial glossary) increased by 4.3% between June 30, 2017 and June 30, 2018, to stand at 64.3 euros per month and per offer over the first half of 2018, attributable in particular to the favorable effect of including digital offers.

Convergent customers now make up 60.0% of the retail fixed broadband customer base at June 30, 2018, up 2.3 points year-on-year. This growth in volume is also supported by the increase in the number of mobile telephones in households, with 9.5 million convergent mobile customers at 30 June 2018 (up 10.2% year-on-year), or 1.56 mobile access per convergent customer.

On a comparable basis, the 22 million euros decline in revenues from mobile only services was related mainly to (i) the 5.4 % reduction in the mobile only customer base, because of the migration from contract offers to convergent offers, as well as the structural decline in the prepaid offers customer base, (ii) partially offset by the 2.5% growth in half-year mobile only ARPO (see Section 1.6.4 Financial glossary), with a favorable change in the customer mix (the reduction for contracts being less marked than that for prepaid offers).

At June 30, 2018, the total mobile customer base was up 0.8% year-on-year at 21.8 million customers. Offers with contracts totaled 19.0 million customers as of June 30, 2018, up 4.0% year-on-year, now representing 87% of the mobile customer base at June 30, 2018, versus 85% one year earlier. The majority of the growth in contract offers was driven by the Sosh offers, which totaled 3.7 million customers at 30 June 2018, and by Open premium offers, which counted 9.0 million customers at 30 June 2018. In parallel, prepaid offers (representing 2.8 million customers as at June 30, 2018) declined 16.5% year-on-year.

On a comparable basis, revenue from fixed only services fell by 94 million euros between the two periods, due to the downward trend in traditional telephony (down by 11.8% or 110 million euros) and customer migration to convergent offers. Revenues from fixed only broadband were up 1.3 % year-on-year, driven by 3.5% growth in half-year fixed only broadband ARPO (see Section 1.6.4 Financial glossary) year-on-year, while the fixed only broadband customer base fell by 1.9% year-on-year.

The total fixed broadband customer base grew by 2.6% year-on-year to 11.3 million customers at June 30, 2018.

In addition, the development of digital television continued, with 6.9 million digital television offer customers at June 30, 2018, a rise of 2.6% year-on-year.

On a comparable basis, the 56 million euro decline in revenues from Wholesale between the two periods stems in particular from (i) the structural decline in national roaming revenues, (ii) the unfavorable impact of the end of additional roaming charges in European Union countries, and (iii) the reduction in revenues linked to the wholesaling of ADSL access, after the reduction in unbundling rates and the accelerated migration of customers to very high-speed broadband networks, specifically FTTH. This decline was partially offset by the growth in revenues from the construction, operation, and sales of fiber optic networks.

The number of copper telephone lines sold to other operators totaled 13.5 million at June 30, 2018, a decline of 3.3% year-on-year.

On a comparable basis, growth of 31 million euros in revenues from Equipment sales between the two periods was due to the significant increase in mobile equipment sales in the first quarter of 2018.

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1.3.1.2     Adjusted EBITDA - France

On a historical basis, the 160 million euro increase in adjusted EBITDA in France between the first half of 2017 and the first half of 2018 was attributable to (i) the positive effect of changes in the scope of consolidation and other changes in the amount of 1 million euros, and (ii) organic change on a comparable basis, i.e. a 159 million euro increase in adjusted EBITDA.

On a comparable basis, the 159 million euro increase in adjusted EBITDA for France between the first half of 2017 and the first half of 2018 can essentially be attributed to:

•  121 million euros in revenue growth, (ii) the fall in labor expenses, resulting primarily from the lower average number of employees (full-time equivalents) thanks to the ongoing transformation plans, (iii) the reduction in service fees and inter-operator costs due to lower interconnection costs, and (iv) to a lesser extent, the increase in other operating income and expenses, and the reduction in operating taxes and levies;

•  partially offset (i) by the increase in other external purchases, related in particular to purchases for resale related to the operation of public initiative networks, and (ii) the rise in content costs.

1.3.1.3     Operating income - France

On a historical basis, the increase of 116 million euros in operating income for France between the first half of 2017 and the first half of 2018 is mainly explained (i) by the 160 million euro increase in adjusted EBITDA, and (ii) the 25 million euros reduction in specific labor expenses, essentially resulting from the fall in costs for the French "Part-Time for Seniors" plan (TPS, procedures in relation to agreements on the employment of seniors in France) and related bonuses, (iii) partially offset by the 64 million euro increase in depreciation and amortization, largely attributable to the increase in capital expenditure in recent years, relating to the rollout of fiber optics and the mobile network.

1.3.1.4     CAPEX - France

On both a historic and comparable basis, the 58 million euro increase in CAPEX in France between the first half of 2017 and the first half of 2018 largely reflects increased capital expenditure on very high-speed broadband networks (4G and FTTH, see Section 1.1.3 Significant events). In the first half of 2018, fiber optic investments benefited from co-financing from other operators.

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1.3.1.5     Additional information - France

France			2018	2017	2017	% change	% change
(at June 30, in thousands, at the end of the period)				data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Convergent services
Number of convergent service customers			6,097	5,707	5,707	6.8%	6.8%
Convergent ARPO (half-year, in euros)(3)			64.3	61.7	61.7	4.3%	4.3%
Mobile services
Number of mobile services customers(2)			21,803	21,622	21,622	0.8%	0.8%
o/w:	Customers with convergent offers		9,517	8,639	8,639	10.2%	10.2%
	Customers with mobile only offers		12,286	12,983	12,983	(5.4)%	(5.4)%
o/w:	Contract customers		19,040	18,314	18,314	4.0%	4.0%
	Prepaid customers		2,762	3,308	3,308	(16.5)%	(16.5)%
Mobile only ARPO (half-year, in euros)(3)			17.2	16.7	16.7	2.5%	2.5%
Fixed services
Number of fixed broadband service customers			11,321	11,035	11,035	2.6%	2.6%
o/w:	Customers with very high-speed broadband access		2,249	1,690	1,690	33.0%	33.0%
o/w:	Customers with convergent offers		6,097	5,707	5,707	6.8%	6.8%
	Customers with fixed only offers		5,224	5,328	5,328	(1.9)%	(1.9)%
Fixed only broadband ARPO (half-year, in euros)(3)			38.8	37.5	37.5	3.5%	3.5%
Number of fixed telephone lines			29,101	29,822	29,822	(2.4)%	(2.4)%
o/w:	Retail(4)		15,609	15,859	15,859	(1.6)%	(1.6)%
	o/w:	Conventional fixed telephone lines (PSTN)	5,931	6,745	6,745	(12.1)%	(12.1)%
	Operator		13,454	13,916	13,916	(3.3)%	(3.3)%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)   See Section 1.6.4 Financial glossary.

(4)   This figure includes (i) standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being recognized as a line, (ii) lines without narrowband (naked ADSL) telephone contracts sold directly by Orange to its retail customers, (iii) fiber optic (FTTH), and (iv) fixed 4G and other accesses.

1.3.2       Spain

Spain	2018	2017	2017	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	2,634	2,557	2,557	3.0%	3.0%
Adjusted EBITDA	783	712	712	10.1%	10.1%
Adjusted EBITDA/Revenues	29.7%	27.8%	27.8%
Reported EBITDA	744	710	711	4.7%	4.7%
Operating income	206		220		(6.0)%
CAPEX	578	538	538	7.3%	7.3%
CAPEX/Revenues	21.9%	21.0%	21.0%
Telecommunication licenses(2)	3	3	3	3.9%	3.9%
Average number of employees	6,596	6,545	6,545	0.8%	0.8%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   See Section 1.2.5.2 Acquisitions of telecommunication licenses.

1.3.2.1     Revenues - Spain

Spain	2018	2017	2017	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	2,634	2,557	2,557	3.0%	3.0%
Retail services	1,919	1,869	1,869	2.7%	2.7%
Convergent services	1,065	1,014	1,014	5.0%	5.0%
Mobile only services	609	611	611	(0.3)%	(0.3)%
Fixed only services	245	244	244	0.7%	0.7%
Wholesale	371	362	362	2.4%	2.4%
Equipment sales	344	326	326	5.5%	5.5%

(1)   See Section 1.5.1 Data on a comparable basis.

On both a historical and a comparable basis, the 77 million euro increase in revenues in Spain between the first half of 2017 and the first half of 2018 primarily resulted from (i) revenue growth in Convergent Services and, to a lesser extent (ii) the growth in Equipment sales and Wholesale.

On both a historical and a comparable basis, the 51 million euro increase in Convergent service revenues between the two periods mainly resulted from the continued expansion of convergent offers and the simultaneous growth of the corresponding customer base, which hit 3.1 million customers at June 30, 2018, an increase of 1.3% year-on-year. Convergent offers now represent 85.5% of the retail fixed broadband customer base at June 30, 2018.

On both a historical and a comparable basis, mobile only services revenues fell slightly between the two periods (down by 2 million euros). Half-year mobile only ARPO grew by 1.6 % to June 30, 2018, and the mobile-only customer base grew slightly by 0.3% year-on-year.

The total mobile customer base stood at 16 million customers at June 30, 2018, up 1.3% compared with June 30, 2017. Contract offers totaled 13.3 million customers at June 30, 2018, up 3.8% year-on-year, whereas prepaid offers (amounting to 2.8 million customers at June 30, 2018) recorded a 9.2% decline over the same period. The number of 4G customers reached 9.5 million at June 30, 2018, an increase of 10.3% year-on-year.

On both a historical and a comparable basis, Fixed only service revenues were stable overall between the two periods, the decrease in fixed broadband-only services revenues (down 3.2% per year) being offset by the 34.5% increase in revenue from solutions and fixed networks for companies. Half-year fixed only broadband ARPO rose by 4.9% year-on-year.

The very high-speed broadband customer base totaled 2.6 million customers at June 30, 2018, a significant increase over the year. At June 30, 2018, digital television offers also saw growth of 18% year-on-year, driven by content offers that included soccer championship rebroadcasts.

On both a historical and a comparable basis, the 9 million euro increase in revenues from Wholesale between the two periods was driven by the development of very high-speed broadband access and national roaming, partially offset by the decline in services to international carriers and incoming mobile traffic (impact of reductions in the prices of call terminations since February 2018).

On both a historical and a comparable basis, Equipment sales saw growth of 18 million euros between the two periods, due to increased mobile equipment sales.

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1.3.2.2     Adjusted EBITDA - Spain

On both a historical and comparable basis, adjusted EBITDA in Spain increased by 71 million euros between the first half of 2017 and the first half of 2018.

On a comparable basis, the 71 million euro increase in adjusted EBITDA in Spain between the first half of 2017 and the first half of 2018 mainly resulted from (i) the 77 million euro increase in revenues and the decrease in service fees and inter-operator costs, partially offset by the increase in commercial expenses and content costs, primarily due to rights relating to soccer and the expansion of offers, in line with commercial momentum.

1.3.2.3     Operating income - Spain

On a historical basis, the 14 million euros reduction in operating income in Spain between the first half of 2017 and the first half of 2018 was largely attributable to (i) the 47 million euro increase in depreciation and amortization, because of increased investment in recent years as part of the deployment of very high-speed networks (4G and fiber) and, to a lesser extent, to the increased depreciation of leased handsets, Livebox, and equipment installed on customer premises, (ii) the recognition, in the first half of 2018, of an expense of 31 million euros related to significant litigation, (iii) partially offset by growth in adjusted EBITDA of 71 million euros.

1.3.2.4     CAPEX - Spain

On both a historical and a comparable basis, the 40 million euro increase in CAPEX in Spain between the first half of 2017 and the first half of 2018 essentially results from the step-up in the roll-out of 4G and 4G+ mobile networks. Investments in very high-speed broadband fixed networks benefited from co-financing from other operators in the first half of 2018, enabling deployments to continue at a robust rate (see Section 1.1.3 Significant events).

1.3.2.5     Additional information - Spain

Spain		2018	2017	2017	% change	% change
(at June 30, in thousands, at the end of the period)			data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Convergent services
Number of convergent customers		3,133	3,091	3,091	1.3%	1.3%
Convergent ARPO (half-year, in euros) (3)		57.6	56.3	56.3	2.3%	2.3%
Mobile services
Number of mobile customers (2)		16,044	15,837	15,837	1.3%	1.3%
o/w:	Customers with convergent offers	5,862	5,688	5,688	3.1%	3.1%
	Customers with mobile only offers	10,182	10,149	10,149	0.3%	0.3%
o/w:	Contract customers	13,285	12,798	12,798	3.8%	3.8%
	Prepaid customers	2,760	3,039	3,039	(9.2)%	(9.2)%
Mobile only ARPO (half-year, in euros) (3)		12.4	12.2	12.2	1.6%	1.6%
Fixed services
Number of fixed broadband customers		4,123	4,180	4,180	(1.3)%	(1.3)%
o/w:	Customers with very high-speed broadband access	2,563	1,947	1,947	31.6%	31.6%
o/w:	Customers with convergent offers	3,133	3,091	3,091	1.3%	1.3%
	Customers with fixed only offers	990	1,088	1,088	(9.0)%	(9.0)%
Fixed only broadband ARPO (half-year, in euros) (3)		31.6	30.1	30.1	4.9%	4.9%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)   See Section 1.6.4 Financial glossary.

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1.3.3       Europe

Europe	2018	2017	2017	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	2,775	2,743	2,716	1.2%	2.2%
Adjusted EBITDA	737	758	753	(2.8)%	(2.1)%
Adjusted EBITDA/Revenues	26.6%	27.6%	27.7%
Reported EBITDA	734	757	750	(3.1)%	(2.2)%
Operating income	152		176		(13.7)%
CAPEX	389	370	368	5.1%	5.9%
CAPEX/Revenues	14.0%	13.5%	13.5%
Telecommunication licenses(2)	7	-	-	ns	ns
Average number of employees	22,156	22,953	22,874	(3.5)%	(3.1)%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   See Section 1.2.5.2 Acquisitions of telecommunication licenses.

1.3.3.1     Revenues - Europe

Europe	2018	2017	2017	% change	% change
(at June 30, in millions of euros)		data on a comparable basis(1)	data on a historical basis	data on a comparable basis(1)	data on a historical basis
Revenues	2,775	2,743	2,716	1.2%	2.2%
Retail services	1,729	1,702	1,694	1.6%	2.1%
Convergent services	213	134	133	58.9%	60.3%
Mobile only services	1,092	1,127	1,125	(3.2)%	(2.9)%
Fixed only services	357	389	385	(8.2)%	(7.3)%
IT & integration services	67	52	51	29.4%	30.7%
Wholesale	574	557	554	3.0%	3.6%
Equipment sales	398	389	385	2.2%	3.4%
Other revenues	74	95	83	(21.5)%	(11.2)%

(1)   See Section 1.5.1 Data on a comparable basis.

On a historical basis, the 59 million euro increase in revenues in Europe between the first half of 2017 and the first half of 2018 stemmed from (i) foreign exchange gains of 17 million euros, (ii) the favorable impact of changes in the consolidation scope and other changes amounting to 10 million euros, and (iii) organic change on a comparable basis representing a 32 million euro increase in revenue.

On a comparable basis, the 32 million euro increase in revenues from Europe between the first half of 2017 and the first half of 2018 was mainly due to (i) the growth in Convergent services (Poland, Belgium and Romania), (ii) the increase in Wholesale (Poland, Romania and Slovakia), and (iii) the growth of IT & integration services in Poland, (iv) partially offset by the decline in Mobile only services, Fixed only services and Other revenues in Poland.

On a comparable basis, the 79 million euro increase in Convergent services revenues mainly resulted from the migration of customers to convergent offers in most European countries. The convergent customer base grew by 45.0% year-on-year (mainly in Poland, Romania and Belgium) and stood at 1.4 million customers at June 30, 2018. Convergent customers now make up 54.8% of the consumer fixed broadband customer base at June 30, 2018, up 12.6 points year-on-year.

On a comparable basis, the 35 million euro deterioration in Mobile only services revenues between the two periods reflects the 3.0% fall in the mobile only customer base, which is mainly due to the migration of customers towards convergent offers in almost all countries, and especially in Poland.

On a comparable basis, the 32 million euros decrease in Fixed only services revenues (stemming for the most part from Poland) between the two periods mainly resulted from customer migration towards convergent offers, which was very marked in Poland, and (ii) by the downward trend in fixed-line telephony revenues in Poland.

On a comparable basis, the 17 million euro increase in Wholesale revenues between the two periods resulted primarily from increased revenues in Poland, Romania and Slovakia. The growth in international roaming (primarily in Poland) and visitor roaming (especially in Belgium and Romania) was partially offset by the decline of mobile virtual network operators (MVNO) in Belgium (with the migration of Telenet customers to the Base network and the end of the Lycamobile contract in July 2017).

On a comparable basis, the 15 million euro increase in IT and integration services between the two periods was largely related to the enterprise market in Poland.

On a comparable basis, the 9 million euro increase in Equipment sales between the two periods stems from the growth in mobile equipment sales, particularly in Romania and Belgium.

1.3.3.2     Adjusted EBITDA - Europe

On a historical basis, the 16 million euro decrease in adjusted EBITDA in Europe between the first half of 2017 and the first half of 2018, includes (i) foreign exchange gains of 4 million euros, (ii) the favorable impact of changes in the consolidation scope and other changes of 1 million euros, and (iii) organic change on a comparable basis, i.e. a 21 million euro decrease in adjusted EBITDA.

On a comparable basis, the 21 million euros decrease in adjusted EBITDA in Europe between the first half of 2017 and the first half of 2018 mainly resulted from:

•  (i) the increase in interconnection costs, mainly resulting from the end of additional roaming charges in European Union countries, (ii) the increase in network charges, in line with the development of cable offers in Belgium, and (iii) the fall in other adjusted operating income;

•  in part offset (i) by the 32 million euro increase in revenues, and (ii) the reduction in commercial expenses, mainly in Poland.

1.3.3.3     Operating income - Europe

On a historical basis, the 24 million euro decrease in operating income in Europe between the first half of 2017 and the first half of 2018 was mainly due to the 16 million euros decrease in adjusted EBITDA and the 8 million euro increase in depreciation and amortization.

1.3.3.4     CAPEX - Europe

On a historical basis, the 21 million euro increase in CAPEX in Europe between the first half of 2017 and the first half of 2018 was mainly attributable to (i) foreign exchange gains in the amount of 3 million euros, and (ii) organic change on a comparable basis, i.e. a 19 million euro increase in CAPEX.

On a comparable basis, the 19 million euro increase in CAPEX in Europe between the first half of 2017 and the first half of 2018 resulted in particular from ongoing investment in mobile and fixed very high-speed broadband networks (4G and FTTH, see Section 1.1.3 Significant events, particularly in Poland.

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1.3.3.5     Additional information - Europe

Europe		2018	2017	2017	% change	% change
(at June 30, in thousands, at the end of the period)			data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Convergent services
Number of convergent customers		1,447	999	999	45.0%	45.0%
Mobile services
Number of mobile customers (2)		33,120	33,183	33,183	(0.2)%	(0.2)%
o/w:	Customers with convergent offers	2,660	1,783	1,783	49.2%	49.2%
	Customers with mobile only offers	30,460	31,400	31,400	(3.0)%	(3.0)%
o/w:	Contract customers	21,718	21,077	21,077	3.0%	3.0%
	Prepaid customers	11,402	12,106	12,106	(5.8)%	(5.8)%
Fixed services
Number of fixed broadband customers		3,103	2,747	2,747	12.9%	12.9%
o/w:	Customers with very high-speed broadband access	623	349	349	78.7%	78.7%
o/w:	Customers with convergent offers	1,447	999	999	45.0%	45.0%
	Customers with fixed only offers	1,656	1,749	1,749	(5.3)%	(5.3)%
Number of fixed telephone lines		4,151	4,647	4,647	(10.7)%	(10.7)%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

1.3.4       Africa & Middle-East

Africa & Middle-East	2018	2017	2017	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	2,524	2,389	2,491	5.7%	1.3%
Adjusted EBITDA	794	736	764	7.8%	3.9%
Adjusted EBITDA/Revenues	31.4%	30.8%	30.7%
Reported EBITDA	784	729	756	7.5%	3.7%
Operating income	298		329		(9.6)%
CAPEX	408	405	428	0.7%	(4.8)%
CAPEX/Revenues	16.1%	16.9%	17.2%
Telecommunication licenses(2)	22	85	86	(75.7)%	(76.0)%
Average number of employees	15,013	15,156	15,156	(0.9)%	(0.9)%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   See Section 1.2.5.2 Acquisitions of telecommunication licenses.

Africa & Middle-East continue to suffer political or economic instability and sometimes tax or regulatory pressures that could affect the business and results of Group subsidiaries and holdings, and may continue to affect them in the future. In some cases, these situations have led the Group to book impairments on its assets (see Note 6 to the consolidated financial statements). For further information on the risk factors, see Section 2.1 Risk factors of the 2017 Registration Document.

1.3.4.1     Revenues - Africa & Middle-East

Africa & Middle-East	2018	2017	2017	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	2,524	2,389	2,491	5.7%	1.3%
Retail services	2,068	1,912	1,995	8.1%	3.7%
Mobile only services	1,858	1,705	1,781	9.0%	4.3%
Fixed only services	204	204	211	0.0%	(3.0)%
IT & integration services	6	3	3	87.3%	121.1%
Wholesale	403	432	451	(6.6)%	(10.6)%
Equipment sales	40	28	28	45.2%	39.7%
Other revenues	13	17	17	(23.6)%	(26.6)%

(1)   See Section 1.5.1 Data on a comparable basis.

On a historical basis, the 33 million euros revenue increase in Africa & Middle-East between the first half of 2017 and the first half of 2018 included (i) foreign exchange losses of 102 million euros, mainly due to fluctuations in the Egyptian pound, the Jordanian dinar and, to a lesser extent, the Guinean franc and the Moroccan dirham against the euro (ii), more than offset by the organic change on a comparable basis, representing a 135 million euro increase in revenues.

On a comparable basis, the 135 million euros revenue increase in Africa & Middle-East countries between the first half of 2017 and the first half of 2018 was mainly due to the increase in revenues generated by (i) the Sonatel sub-group (primarily driven by Guinea, Senegal and Mali), (ii) Egypt, (iii) Morocco, and (iv) the Côte d'Ivoire sub-group (primarily driven by Burkina Faso).

On a comparable basis, revenue growth of 153 million euros in Mobile only services reflected the commercial momentum of data services and Orange money, and the limited decrease in outgoing voice services. The increase in mobile only services revenues was mainly driven by the Sonatel sub-group and to a lesser extent by Egypt, Morocco, the Côte d'Ivoire sub-group and Cameroon.

The mobile only customer base totaled 117.4 million customers at June 30, 2018, up 0.8% compared to June 30, 2017. This increase was the result of the recovery of commercial momentum in the Congo (DRC) and Cameroon, as well as the performance of the Côte d'Ivoire sub-group and Morocco, which offset the effect of primarily regulatory changes (particularly the impact of changes in the regulatory framework for indirect distribution in Egypt).

On a comparable basis, Fixed only service revenues remained stable between the two periods, mainly due to revenue growth posted by fixed only services in Morocco, (driven by broadband services), offsetting the decrease in voice usage, in Jordan in particular.

On a comparable basis, the 29 million euros reduction in revenues from Wholesale between the two periods principally reflected the reduction in services to international carriers and incoming mobile traffic, particularly for the Sonatel sub-group.

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1.3.4.2     Adjusted EBITDA - Africa & Middle-East

On a historical basis, the 30 million euro increase in adjusted EBITDA in Africa & Middle-East between the first half of 2017 and the first half of 2018 included (i) foreign exchange losses of 28 million euros, (i) more than (ii) offset by organic change on a comparable basis, representing a 58 million euro increase in adjusted EBITDA.

On a comparable basis, the 58 million euro increase in adjusted EBITDA in the Africa & Middle-East countries between the first half of 2017 and the first half of 2018 resulted mainly from:

•  (i) 135 million euros of revenue growth, (ii) the increase in other operating income and expenses, due in particular to the improvement in the operational exchange rate effect, and (iii) the reduction in service fees and inter-operator costs;

•  partially offset (i) by the growth in commercial expenses (related in particular to the growth of Orange Money), (ii) increased labor expenses, (iii) the increases in other network expenses and IT expenses (primarily due to the increase in work taking place on mobile sites, particularly the deployment of 4G sites), (iv) the growth of other external purchases, and (v) the increase in operating taxes and levies.

1.3.4.3     Operating income - Africa & Middle-East

On a historical basis, the 31 million euros decrease in operating income in Africa & Middle-East countries between the first half of 2017 and the first half of 2018 primarily resulted from:

•  the recognition, in the first half of 2018, of a 56 million euros impairment of goodwill on Jordan, which mainly reflects the effects of an uncertain political and economic climate and strong competitive pressure on the fixed and mobile data markets (see Note 6.1 to the consolidated financial statements);

•  partially offset by the 30 million euro increase in adjusted EBITDA.

1.3.4.4     CAPEX - Africa & Middle-East

On a historical basis, the 20 million euro decrease in CAPEX in Africa & Middle-East countries between the first half of 2017 and the first half of 2018 reflects (i) foreign exchange losses of 23 million euros, and (ii) in part offset by organic change on a comparable basis, i.e. an increase of 3 million euros in CAPEX.

On a comparable basis, the 3 million euro increase in CAPEX for Africa & Middle-East countries between the first half of 2017 and the first half of 2018 was mainly attributable to (i) the continuing investment in very high-speed mobile and fixed broadband networks (4G and FTTH, see Section 1.1.3 Significant events) with, in particular, 11 countries with 4G coverage at the end of June 2018, (ii) partially offset by the reduction in other investments (3G and real estate programs).

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1.3.4.5     Additional information - Africa & Middle-East

Africa & Middle-East(2) (3)	2018	2017	2017	% change	% change
(at June 30, in thousands, at the end of the period)	data on a comparable basis(1)	data on a historical basis	data on a comparable basis(1)	data on a historical basis
Mobile services
Number of mobile customers(3)	117,358	116,433	116,433	0.8%	0.8%
o/w:	Contract customers	12,562	9,741	9,741	29.0%	29.0%
Prepaid customers	104,796	106,692	106,692	(1.8)%	(1.8)%
Fixed services
Number of fixed broadband customers	888	766	766	15.9%	15.9%
Number of fixed telephone lines	958	961	961	(0.3)%	(0.3)%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   Since January 1, 2018, the customer bases correspond solely to customers of the fully consolidated entities. The customers of associates and joint ventures (previously recognized in proportion to the Group's interest in these entities) are no longer taken into account. As a consequence, data for previous periods have been adjusted. This adjustment affects Tunisia, Mauritius, Iraq and Equatorial Guinea.

(3)   Since January 1, 2018, the recognition of the customer bases for mobile services in all countries is aligned with the Group's definitions (and no longer with local definitions). As a consequence, data for previous periods have been adjusted. This adjustment affects Morocco, Côte d'Ivoire, Jordan and Cameroon. Excluding customers of Mobile Virtual Network Operators (MVNOs).

1.3.5       Enterprise

Enterprise	2018	2017	2017	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	3,530	3,529	3,614	0.0%	(2.3)%
Adjusted EBITDA	579	609	627	(4.9)%	(7.7)%
Adjusted EBITDA/Revenues	16.4%	17.3%	17.4%
Reported EBITDA	569	593	610	(4.0)%	(6.9)%
Operating income	383		429		(10.8)%
CAPEX	168	174	179	(3.0)%	(5.7)%
CAPEX/Revenues	4.8%	4.9%	4.9%
Average number of employees	21,477	20,668	20,582	3.9%	4.4%

(1)   See Section 1.5.1 Data on a comparable basis.

1.3.5.1     Revenues - Enterprise

Enterprise	2018	2017	2017	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	3,530	3,529	3,614	0.0%	(2.3)%
Fixed only services	1,996	2,047	2,102	(2.5)%	(5.0)%
Voice services	698	720	728	(3.1)%	(4.1)%
Data services	1,298	1,327	1,374	(2.1)%	(5.5)%
IT & integration services	1,049	998	1,028	5.1%	2.1%
Services and mobile equipment	485	484	484	0.2%	0.2%
Mobile-only services	366	382	382	(4.2)%	(4.3)%
Wholesale	17	15	15	15.2%	15.2%
Equipment sales	102	87	87	17.2%	17.2%

(1)   See Section 1.5.1 Data on a comparable basis.

On a historical basis, the 84 million euro decrease in Enterprise revenues between the first half of 2017 and the first half of 2018 was due to the adverse effect of foreign exchange fluctuations for 90 million euros, mainly on account of changes in the value of the US dollar against the euro, offset by (i) the positive impact of changes in consolidation scope and other changes for 5 million euros, and (ii) the organic change on a comparable basis, namely a slight 1 million euros increase in revenues.

On a comparable basis, the stability of Enterprise revenues between the first half of 2017 and the first half of 2018 was mainly attributable to (i) the 51 million euros decline in revenues from Fixed-only services, of which 29 million euros were in relation to Data services and 22 million euros in relation to Voice services, (ii) offset by the 51 million euros improvement in IT and integration services revenues.

On a comparable basis, the 22 million reduction in Voice services revenues between the two periods reflected the downward trend in voice services, particularly conventional fixed telephony (down by 6.2% year-on-year) and, to a lesser extent, the decline in audio conference services, while Voice over internet protocol (VoIP) continued to grow and a return to growth in customer relationships is underway.

As a reminder, Voice services include legacy voice offerings (PSTN access), Voice over Internet Protocol (VoIP) products, audio conference services, as well as incoming traffic for call centers.

On a comparable basis, the 29 million euros reduction in revenues from Data services between the two periods is principally the result of the decline in satellite broadcasting services, and the natural decline in conventional services

As a reminder, Data services include the legacy data solutions still offered by Orange Business Services (Frame Relay, Transrel, leased lines, narrowband), those having reached a certain maturity such as IP-VPN, and broadband infrastructure products such as satellite or fiber optic access. Data services also include satellite broadcasting services and Business Everywhere roaming offers

On a comparable basis, the 51 million euro increase in IT and integration services between the two periods was mainly due the growth of cloud services (up 18% year-on-year) and security services (up 14% year-on-year), together with the signing of new contracts in the second quarter of 2018.

On a comparable basis, revenues from Services and mobile equipment (Mobile only services, Wholesale, corresponding to incoming enterprise mobile traffic invoiced to other carriers, and Equipment sales invoiced to enterprises) was stable overall between the two periods (up slightly by 1 million euros). The reduction in revenues from customer roaming related to the change in the regulation of roaming prices in Europe was offset overall by increased Mobile equipment sales.

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1.3.5.2     Adjusted EBITDA - Enterprise

On a historical basis, the 48 million euros decrease in Enterprise adjusted EBITDA between the first half of 2017 and the first half of 2018 was due to (i) the adverse effect of foreign exchange fluctuations, i.e. 18 million euros, and (ii) the organic change on a comparable basis, i.e. a decline of 30 million euros in adjusted EBITDA.

On a comparable basis, the 30 million euros reduction in Enterprise adjusted EBITDA between the first half of 2017 and the first half of 2018 was mainly accounted for by (i) increased commercial expenses, partly related to the signing of substantial contracts in June 2018, (ii) increased labor expenses, principally related to the growth in the average number of employees (full-time equivalents), (iii) partially offset by lower service fees and inter-operator costs.

1.3.5.3     Operating income - Enterprise

On a historical basis, the 46 million euros decrease in Enterprise operating income between the first half of 2017 and the first half of 2018 was mainly due to the 48 million euros decrease in adjusted EBITDA.

1.3.5.4     CAPEX - Enterprise

On a historical basis, the 11 million euros decrease in Enterprise CAPEX between the first half of 2017 and the first half of 2018 reflected (i) the 5 million euros adverse impact of foreign exchange fluctuations, and (ii) the organic change on a comparable basis, namely a 6 million euros reduction in CAPEX.

On a comparable basis, the 6 million euros reduction in Enterprise CAPEX between the first half of 2017 and the first half of 2018 incorporates the optimization of investments related to customer contracts.

1.3.5.5     Additional information - Enterprise

Enterprise		2018	2017	2017	% change	% change
(at June 30, in thousands, at the end of the period)			data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Mobile services
Number of mobile customers in France (2)		10,679	9,528	9,528	12.1%	12.1%
Fixed services
Number of fixed telephone lines in France (3)		2,502	2,651	2,651	(5.6)%	(5.6)%
Number of IP-VPN accesses worldwide (4)		355	353	353	0.5%	0.5%
o/w:	Number of IP-VPN accesses in France(4)	297	296	296	0.2%	0.2%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   Contract customers. Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)   This figure includes standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being booked as a line.

(4)   Access of customers outside the Orange Group, not including operators market.

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1.3.6       International Carriers & Shared Services

International Carriers & Shared Services	2018	2017	2017	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	759	809	819	(6.2)%	(7.3)%
Adjusted EBITDA	(116)	(103)	(103)	(12.0)%	(10.3)%
Adjusted EBITDA/Revenues	(15.3)%	(12.8)%	(12.8)%
Reported EBITDA	(143)	(217)	(221)	34.9%	36.5%
Operating income	(286)		(386)		26.3%
CAPEX	137	127	127	7.8%	7.8%
CAPEX/Revenues	18.1%	15.7%	15.6%
Average number of employees	12,591	12,410	12,470	1.4%	1.0%

(1)   See Section 1.5.1 Data on a comparable basis.

1.3.6.1     Revenues - International Carriers & Shared Services

International Carriers & Shared Services	2018	2017	2017	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	759	809	819	(6.2)%	(7.3)%
Wholesale	569	632	637	(10.0)%	(10.7)%
Other revenues	190	177	182	7.6%	4.5%

(1)   See Section 1.5.1 Data on a comparable basis.

On a historical basis, the 60 million euros decrease in revenues of International Carriers & Shared Services between the first half of 2017 and the first half of 2018 can be attributed to (i) the adverse effect of foreign exchange fluctuations for 7 million euros, (ii) the negative impact of changes in the scope of consolidation and other changes representing 3 million euros, and (iii) the organic change on a comparable basis, namely a 50 million euros decrease in revenues.

On a comparable basis, the 50 million euro decrease in revenues of International Carriers & Shared Services between the first half of 2017 and the first half of 2018 was mainly due to the 63 million euro decline in Wholesale (international carriers, with in particular the decline in the voice market to Africa and the Maghreb), partly offset by the 13 million euro growth of Other revenues.

1.3.6.2     Adjusted EBITDA - International Carriers & Shared Services

On both a historical and a comparable basis, adjusted EBITDA of International Carriers & Shared Services declined by 13 million euros between the first half of 2017 and the first half of 2018.

On a comparable basis, the 13 million euros decrease in adjusted EBITDA for International Carriers & Shared Services between the first half of 2017 and the first half of 2018 is mainly explained by (i) the 50 million euro fall in revenues and the increase in labor expenses, (ii) partly offset by the decrease in service fees and inter-operator costs (linked to the decline in the international carriers activity) and, to a lesser extent, the increase in other operating income and expenses.

1.3.6.3     Operating income - International Carriers & Shared Services

On a historical basis, the 100 million euros improvement in International Carriers & Shared Services operating income between the first half of 2017 and the first half of 2018 was mainly attributable to (i) the counter-effect of the recognition, in the first half of 2017, of an expense of 65 million euros for significant litigation, (ii) the 22 million euros reduction in depreciation and amortization, and (iii) the 14 million euros reduction in restructuring and integration costs, (iv) partially offset by the 13 million euros decline in adjusted EBITDA.

1.3.6.4     CAPEX - International Carriers & Shared Services

On both a historical and a comparable basis, the 10 million euro increase in CAPEX for International Carriers & Shared Services between the first half of 2017 and the first half of 2018 was mainly due to the increase in investments in submarine cables, with in particular the Kanawa cable that will connect French Guyana, Martinique and Guadeloupe.

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1.3.7       Orange Bank

Orange Bank	2018	2017	2017	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Net banking income (NBI)(2)	26	38	38	(31.2)%	(31.2)%
Cost of bank credit risk(3)	(3)	(3)	(3)	12.7%	12.7%
Operating income	(68)		(28)		(144.8)%
CAPEX	20	25	25	(19.9)%	(19.9)%
Average number of employees	752	632	631	18.9%	18.9%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   Net Banking Income (NBI) recognized as other operating income (see Note 1.2 to the consolidated financial statements).

(3)   Cost of bank credit risk recognized in other operating expenses (see Note 1.2 to the consolidated financial statements).

The first half of 2018 was marked by the launch of the personal loan offering by Orange Bank in France (see Section 1.1.3 Significant events).

1.3.7.1     Operating activities

Segment information for Orange Bank (operating income, investments in property, plant and equipment and intangible assets) is presented in Notes 1.2 and 1.3 to the consolidated financial statements.

On a historical basis, the 40 million euros deterioration in operating income of Orange Bank between the first half of 2017 and the first half of 2018 was mainly due to:

•  the decrease in Net Banking Income (NBI, see Note 1.2 to the consolidated financial statements), due to the costs of acquiring new customers and the decrease in NBI from cash transactions; and
•   the increase in operating expenses, resulting in particular from the recent launch of the Orange Bank offering (IT maintenance and development, hiring, etc.).

On both a historical and a comparable basis, the decrease of 5 million euros in Orange Bank CAPEX between the first half of 2017 and the first half of 2018 resulted mainly from the counter effect, in the first half of 2017, of the preparation of the commercial launch of the Orange Bank offering.

1.3.7.2     Assets, liabilities and cash flows

The sector information for Orange Bank (operating income, investments in property, plant and equipment and intangible assets, assets, liabilities and cash flows) is presented in Note 1 to the consolidated financial statements, and the activities of Orange Bank (financial assets and liabilities) are described in Note 9 to the consolidated financial statements.

For further information on the risks relating to the Orange Bank activities, see Section 2.1.3 Financial risks of the 2017 Registration Document.

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1.4       Cash and financial debt of telecoms activities

To ensure the transparency of the financial statements and separate out the performances of the telecoms activities and the Orange Bank activities, the analysis and financial commentary are split to reflect these two scopes of operation (see Note 1 to the consolidated financial statements). Therefore, Section 1.4 Cash and financial debt of telecoms activities covers telecoms activities, and Section 1.3.6 Orange Bank is dedicated to Orange Bank's activities.

1.4.1       Liquidity and cash flows of telecom activities

Simplified statement of cash flows of telecoms activities(1)	2018	2017
(at June 30, in millions of euros)		data on a historical basis
Net cash provided by operating activities	4,201	4,487
Net cash used in investing activities	(3,669)	(3,179)
Net cash used in financing activities	(1,046)	(1,095)
Cash change in cash and cash equivalents	(514)	213
Cash and cash equivalents - opening balance	5,333	6,267
Cash change in cash and cash equivalents	(514)	213
Non-cash change in cash and cash equivalents	(1)	(43)
Cash and cash equivalents - closing balance	4,818	6,437

(1)   See Consolidated statement of cash flows and Note 1.6 to the consolidated financial statements.

Net cash provided by operating activities (telecoms activities)

Between the first half of 2017 and the first half of 2018, the net cash flows generated by the telecoms activities declined by 286 million euros, primarily due to the change in the fluctuations of trade payables for 291 million euros, with a decrease of 262 million euros in trade payables in the first half of 2018.

Net cash used in investing activities (telecoms activities)

Between the first half of 2017 and the first half of 2018, the 490 million euro increase in net cash flows allocated to investment transactions in telecoms activities was mainly due to the counter-effect, in the first half of 2017, of the income from the disposal of BT shares for 433 million euros net of fees.

Net cash used in financing activities (telecoms activities)

Between the first half of 2017 and the first half of 2018, the 49 million euros decrease in net cash used in financing operations for telecoms activities resulted primarily from:

•  the 694 million euro increase in medium and long-term debt issuance (see Section 1.1.3 Significant events); and

•  the net change in cash collateral (with an increase of 145 million euros in the first half of 2018 compared with a decrease of 441 million euros in the first half of 2017), reflecting the change in the fair value of derivatives used mainly for hedging bond loans denominated in the Group's currencies (with an improvement in the first half of 2018 compared with a deterioration in the first half of 2017);

•  partially offset by the 1,277 million euros decrease in bank overdrafts and short-term borrowings.

Financial investments (see Section 1.6.4 Financial glossary) of telecoms activities totaled 88 million euros in the first half of 2018, compared with 31 million euros in the first half of 2017.

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1.4.2       Net financial debt of telecoms activities

The net financial debt and the ratio of net financial debt to adjusted EBITDA of telecoms activities are financial indicators that are not defined by IFRS. For further information on the calculation of these indicators and the reasons why the Orange Group uses them, see Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary. Net financial debt as defined and used by Orange does not incorporate the Orange Bank activities for which this concept is not relevant.

For further information on the risks relating to the Orange Group’s financial debt, see Section 2.1.3 Financial risks of the 2017 Registration Document.

	June 30, 2018	December 31, 2017
		data on a historical basis
Net financial debt (1) (2)	25,273	23,843
Ratio of Net financial debt/Adjusted EBITDA of telecoms activities(1)	1.96	1.87

(1)   See Section 1.5 Financial indicators not defined by IFRS.

(2)   In millions of euros.

Between December 31, 2017 and June 30, 2018, net financial debt (see Note 8.3 to the consolidated financial statements) rose by 1,430 million euros.

Change in net financial debt
(in millions of euros)
Net financial debt at December 31, 2017	23,843
Adjusted EBITDA of telecoms activities	(6,043)
CAPEX of telecoms activities	3,349
Telecommunication licenses paid	81
Decrease (increase) of CAPEX suppliers	264
Increase (decrease) in working capital requirements (1)	526
Interest paid and interest rate effects on derivatives, net (net of dividends received)	722
Income tax paid	291
Other operating items(2)	265
Acquisitions and proceeds from sales of investment securities (net of cash acquired or transferred) and changes in ownership interests with no gain or loss of control in subsidiaries	87
Coupon on subordinated notes issuance (3)	178
Dividends paid to owners of the parent company (4)	1,064
Dividends paid to non-controlling interests	185
Other financial items	461
Provision for the Digicel litigation (5)	346
Treasure share buyback - Orange Vision 2020 free share award plan (6)	71
Capital decrease (increase) of non-controlling interests	50
Other	(6)
Net financial debt at June 30, 2018	25,273

(1)   See Section 1.6.4 Financial glossary.

(2)   Of which (i) disbursements relating to restructuring and integration costs, and (ii) elimination of non-monetary effects included in adjusted EBITDA.

(3)   See Note 10.6 to the consolidated financial statements.

(4)   Balance of the dividend of 0.40 euros per share in respect of 2017 (see Note 10.3 to the consolidated financial statements).

(5)   See Consolidated statement of cash flows in the consolidated financial statements, and Note 8.7 and Note 11 to the consolidated financial statements.

(6)   See Section 1.1.3 Significant events.

At June 30, 2018, the Group’s cash and cash equivalents from telecoms activities totaled 4,818 million euros. The changes in financial assets, liabilities and financial result excluding Orange Bank activities are detailed in Note 8 to the consolidated financial statements.

1.5       Financial indicators not defined by IFRS

In this document, other than the financial indicators reported in accordance with the IFRS (International Financial Reporting Standards), Orange publishes financial indicators that are not defined by IFRS. As described below, these figures are presented as additional information and are not meant to be substitutes for or to be confused with financial indicators as defined by IFRS.

1.5.1       Data on a comparable basis

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis are presented for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. Orange provides the details of the impact of changes in method, scope of consolidation and exchange rates on its key operating indicators in order to isolate the intrinsic business impact. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended, as well as the average exchange rates used for the Consolidated income statement for the period ended.

Orange’s management believes that the presentation of these indicators on a comparable basis is pertinent, as these are indicators used internally by the Group for monitoring its operating activities. Changes in data on a comparable basis better reflect organic business changes.

Data on a comparable basis are not financial indicators defined by IFRS and may not be comparable to similarly titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of the Group’s historical data for the past year or previous periods.

Group

The table below presents, for the Orange group, the transition from data on a historical basis to data on a comparable basis for the first half of 2017, for the main operating data.

First half year 2017 / Group	Revenues	Adjusted EBITDA	Reported EBITDA	CAPEX	Average number of employees
(at June 30, 2017, in millions of euros)
Data on a historical basis	20,088	5,832	5,632	3,276	138,763
Foreign exchange fluctuations (1)	(180)	(38)	(37)	(26)	-
US dollar (USD)	(93)	(30)	(30)	(6)	-
Egyptian pound (EGP)	(30)	(8)	(8)	(9)	-
Jordanian dinar (JOD)	(23)	(7)	(7)	(5)	-
Polish zloty (PLN)	15	3	3	2	-
Guinean franc (GNF)	(12)	(6)	(6)	(3)	-
Moroccan dirham (MAD)	(10)	(2)	(2)	(3)	-
Other	(27)	12	13	(2)	-
Changes in the scope of consolidation and other changes	16	(2)	4	-	167
Data on a comparable basis	19,924	5,792	5,599	3,250	138,930

(1)   Foreign exchange fluctuations between the average exchange rates for the first half of 2017 and the average exchange rates for the first half of 2018.

The changes included in the transition from data on a historical basis to data on a comparable basis for the first half of 2017 include mainly (i) the changes in scope of consolidation, and (ii) the foreign exchange fluctuations between the average foreign exchange rates of the first half of 2017 and the average foreign exchange rates of the first half of 2018.

Segments

The table below presents, for each Orange group operating segment, the transition from data on a historical basis to data on a comparable basis for the first half of 2017, for the main operating data.

First half year 2017 / Segments	Revenues	Adjusted EBITDA	Reported EBITDA	CAPEX	Average number of employees
(at June 30, 2017, in millions of euros)
France
Data on a historical basis	8,830	3,106	3,053	1,611	60,505
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	1	1	1	-	61
Data on a comparable basis	8,831	3,107	3,054	1,611	60,566
Spain
Data on a historical basis	2,557	712	711	538	6,545
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	-	-	(1)	-	-
Data on a comparable basis	2,557	712	710	538	6,545
Europe
Data on a historical basis	2,716	753	750	368	22,874
Foreign exchange fluctuations (1)	17	4	4	3	-
Changes in the scope of consolidation and other changes (2)	10	1	3	(1)	79
Data on a comparable basis	2,743	758	757	370	22,953
Africa & Middle-East
Data on a historical basis	2,491	764	756	428	15,156
Foreign exchange fluctuations (1)	(102)	(28)	(27)	(23)	-
Changes in the scope of consolidation and other changes (2)	-	-	-	-	-
Data on a comparable basis	2,389	736	729	405	15,156
Enterprise
Data on a historical basis	3,614	627	610	179	20,582
Foreign exchange fluctuations (1)	(90)	(18)	(18)	(5)	-
Changes in the scope of consolidation and other changes (2)	5	-	1	-	86
Data on a comparable basis	3,529	609	593	174	20,668
International Carriers & Shared Services
Data on a historical basis	819	(103)	(221)	127	12,470
Foreign exchange fluctuations (1)	(7)	3	3	-	-
Changes in the scope of consolidation and other changes (2)	(3)	(3)	1	-	(60)
Data on a comparable basis	809	(103)	(217)	127	12,410
Orange Bank
Data on a historical basis	-	(27)	(27)	25	631
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	-	-	-	-	1
Data on a comparable basis	-	(27)	(27)	25	632

(1)   Foreign exchange fluctuations between the average exchange rates for the first half of 2017 and the average exchange rates for the first half of 2018.

(2)   Including the effect of internal reorganizations between segments which have no effect at Group level.

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1.5.2       Adjusted EBITDA and reported EBITDA

Reported EBITDA is operating income before depreciation and amortization, before effects resulting from business combinations, before reclassification of translation adjustment from liquidated entities, before impairment of goodwill and fixed assets and before share of profits (losses) of associates and joint ventures.

Adjusted EBITDA is reported EBITDA adjusted for the effects of significant litigations, specific labor expenses, review of the investments and business portfolio, restructuring and integration costs and, where appropriate, other specific items that are systematically specified (see Note 1 to the consolidated financial statements).

The reconciliation between adjusted EBITDA, reported EBITDA and consolidated net income is shown below.

			2018			2017
						data on a historical basis
(at June 30, in millions of euros)	Adjusted data	Presentation adjustments (1)	Consolidated income statement	Adjusted data	Presentation adjustments (1)	Consolidated income statement
Revenues	20,262	-	20,262	20,088	-	20,088
External purchases	(8,990)	-	(8,990)	(8,930)	-	(8,930)
Other operating income	324	-	324	353	15	368
Other operating expenses	(182)	(3)	(185)	(264)	(80)	(344)
Labor expenses	(4,210)	(22)	(4,232)	(4,171)	(58)	(4,229)
Operating taxes and levies	(1,220)	(31)	(1,251)	(1,244)	5	(1,239)
Gains (losses) on disposal of securities and businesses	-	-	-	-	(6)	(6)
Restructuring and integration costs	-	(62)	(62)	-	(76)	(76)
Adjusted EBITDA	5,984	(118)	-	5,832	(200)	-
Significant litigations	(32)	32	-	(60)	60	-
Specific labor expenses	(24)	24	-	(58)	58	-
Investments and businesses portfolio review	-	-	-	(6)	6	-
Restructuring and integration costs	(62)	62	-	(76)	76	-
Reported EBITDA	5,866	-	5,866	5,632	-	5,632
Depreciation and amortization	-	-	(3,457)	-	-	(3,351)
Reclassification of cumulative translation adjustment from liquidated entities	-	-	1	-	-	-
Impairment of goodwill	-	-	(56)	-	-	-
Impairment of fixed assets	-	-	(1)	-	-	4
Share of profits (losses) of associates and joint ventures	-	-	(3)	-	-	3
Operating income	-	-	2,350	-	-	2,288
Finance costs, net	-	-	(912)	-	-	(1,028)
Income tax	-	-	(559)	-	-	(536)
Consolidated net income	-	-	879	-	-	724
Net income attributable to owners of the parent company	-	-	789	-	-	601
Non-controlling interests	-	-	90	-	-	123

(1)   The presentation adjustments allow re-assignment of specific line items identified in the segment information (see Note 1 to the consolidated financial statements) to the lines for operating income and expenses presented in the consolidated income statement.

Orange’s management considers that the presentation of adjusted EBITDA and reported EBITDA is pertinent because they are operating performance indicators used internally by the Group (i) to manage and assess its operating results and segment results, and (ii) to implement its investments and resource allocation strategy. Adjusted EBITDA and reported EBITDA, or similar management indicators used by Orange’s competitors, are indicators that are often disclosed and widely used by analysts, investors and other players in the telecommunications industry.

Adjusted EBITDA and reported EBITDA are not financial indicators defined by IFRS and may not be comparable to similarly titled indicators used by other companies. They are provided as additional information only and should not be considered as a substitute for operating income or cash provided by operating activities.

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1.5.3       CAPEX

Investments in property, plant and equipment and intangible assets excluding telecommunication licenses and investments financed through finance leases (hereinafter referred to as “CAPEX”) represent the acquisitions of property, plant and equipment and intangible assets excluding telecommunication licenses and changes in fixed asset payables, as presented in the Consolidated statement of cash flows (investments financed through finance leases do not affect cash flows upon acquisition). The calculation below shows the transition from CAPEX to (i) acquisitions of property, plant and equipment and intangible assets, excluding changes in the fixed asset payables, as presented in the Consolidated statement of cash flows, and (ii) investments in property, plant and equipment and intangible assets as presented in Note 1.3 to the consolidated financial statements.

	2018	2017
(at June 30, in millions of euros)		data on a historical basis
CAPEX	(3,369)	(3,276)
Telecommunications licenses	(31)	(100)
Purchases of property, plant and equipment and intangible assets (1)	(3,400)	(3,376)
Investments financed through finance leases	(35)	(15)
Investments in property, plant and equipment and intangible assets	(3,435)	(3,391)

(1)   Excluding change in the fixed asset payables.

CAPEX does not include investments financed through finance leases (no effect on cash flow upon acquisition) and investments in telecommunication licenses, the acquisition of these licenses not being part of the daily monitoring of operating investments.

Orange’s management considers that presenting CAPEX is relevant because it is the indicator used internally by the Group in allocating resources, so as to measure the operating efficiency of the use of investments in each of its operating segments.

CAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for purchases of or investments in property, plant and equipment and intangible assets.

1.5.4       Adjusted EBITDA - CAPEX

The indicator "Adjusted EBITDA - CAPEX" corresponds to Adjusted EBITDA (see Section 1.5.2 Adjusted EBITDA and reported EBITDA) less CAPEX (see Section 1.5.3 CAPEX).

Orange's management considers that the presentation of the indicator "Adjusted EBITDA - CAPEX" is pertinent because it is the operating performance indicator used internally by the Group to (i) manage and assess its operating results and segment results, and (ii) implement its investments and resource allocation strategy.

“Adjusted EBITDA - CAPEX” indicator is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for analysis of net cash provided by operating activities and net cash allocated to the Group’s investing activities.

1.5.5       Net financial debt

Net financial debt as defined and used by Orange does not incorporate the Orange Bank activities for which this concept is not relevant. It consists of (a) financial liabilities excluding receivables from operations (translated at the closing rates) including derivatives (assets and liabilities), less (b) cash collateral paid, cash and cash equivalents and investments at fair value. In addition, financial instruments qualifying as cash flow hedges and net investment hedges are included in net financial debt but some of the items they hedge are not (future cash flows, net investment in a foreign currency operation). Effects on the hedge of these items are carried in other comprehensive income. As a consequence, these components related to unmatured hedging instruments are added to gross financial debt to offset this temporary difference.

The breakdown of net financial debt is shown in Note 8.2 to the consolidated financial statements.

Net financial debt is an indicator of financial position used by the Group. Net financial debt is a frequently disclosed indicator. It is widely used by analysts, investors, rating agencies and most groups in all business sectors in Europe.

Net financial debt is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of all the group’s assets and liabilities.

1.5.6       Ratio of net financial debt to adjusted EBITDA of telecoms activities

The ratio of net financial debt to adjusted EBITDA for telecoms activities is calculated based on the ratio of the Group's net financial debt (see Section 1.5.4 Net financial debt) to the adjusted EBITDA for telecoms activities (see Section 1.5.2 Adjusted EBITDA and reported EBITDA) calculated for the previous 12 months. As the net financial debt (as defined and used by Orange) does not include the Orange Bank activities, for which this concept is not relevant, the net financial debt is divided by the adjusted EBITDA of telecoms activities. In addition, when changes in scope significantly affect the Group’s net financial debt at the end of the period, the calculation of the ratio of net financial debt to adjusted EBITDA of telecoms activities is adjusted to take into account the adjusted EBITDA of those entities over the previous 12 months.

	June 30, 2018	December 31, 2017
(in millions of euros)		data on a historical basis
Net financial debt (a)	25,273	23,843
Adjusted EBITDA of telecoms activities (b)(1)	12,924	12,740
Ratio of Net financial debt/Adjusted EBITDA of telecoms activities (a/b) (1)	1.96	1.87

(1)   Adjusted EBITDA calculated over the previous 12 months on a historical basis.

The ratio of net financial debt to adjusted EBITDA of telecoms activities is used by Orange to measure the Group’s ability to repay its debt, and more broadly to measure its financial strength. This ratio is commonly used by companies in the telecommunications sector.

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1.6       Additional information

1.6.1       Litigation and unrecognized contractual commitments

The main events that took place in the first half of 2018 affecting litigation and unrecognized contractual commitments are described in Note 11 to the consolidated financial statements.

1.6.2       Related party transactions

During the first half of 2018, no operation materially influenced the amounts of related party transactions reported as at December 31, 2017 (see Note 12 to the consolidated financial statements).

1.6.3       Subsequent events

The main events occurring after June 30, 2018 are described in Note 13 to the consolidated financial statements.

1.6.4       Financial glossary

Service fees and inter-operator costs: see External purchases.

External purchases: external purchases include:

•  Commercial expenses and content costs: purchases of handsets and other products sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding expenses, and content costs;

•  Service fees and inter-operator costs: network expenses and interconnection costs;

•  Other network expenses and IT expenses: outsourcing expenses for operations and technical maintenance, IT expenses;

•  and Other external purchases: overheads, real estate fees, purchases of other services and service fees, purchases of equipment and other supplies held in inventory, call center outsourcing expenses and other external services, net of capitalized goods and services produced.

Convergent ARPO: average revenues per customer from convergent offers (Average Revenues Per Offer, ARPO) for the period are calculated by dividing (i) the revenues from retail convergent offers invoiced to customers (excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of retail convergent offers over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Convergent ARPO is expressed in monthly revenues per convergent offer customer.

Mobile only ARPO: average revenues per customer of mobile only offers (Average Revenues Per Offer, ARPO) for the period are calculated by dividing (i) the revenues from mobile only services invoiced to customers (excluding machine-to-machine and excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of mobile only offers (excluding machine-to-machine) over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Mobile only ARPO is expressed in monthly revenues per mobile only customer.

Fixed only broadband ARPO: average revenues per customer of fixed only offers (Average Revenues Per Offer, ARPO) for the period are calculated by dividing (i) the revenues from fixed only broadband services invoiced to customers (excluding the effect of the spreading of the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of fixed only broadband offers over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Fixed only broadband ARPO is expressed in monthly revenues per fixed only customer.

Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating expenses: see Other operating income and expenses.

Other operating income and expenses: other operating income net of other operating expenses. Other operating income and expenses include:

•  Other operating income: mainly includes income from universal service, late-payment interest on trade receivables, brand royalties and management fees invoiced to certain unconsolidated entities, tax credits and government grants, gains on real estate disposals, impaired proceeds from trade receivables, income relating to line damages, penalties and reimbursements from customers, and the Net Banking Income (NBI) of Orange Bank (net balance of income and expenses from banking operations prepared in accordance with generally accepted accounting principles in France in the banking sector); and

•  Other operating expenses: mainly universal service expenses, impairment and losses on trade receivables and customer contract assets, litigation, and Orange Bank’s cost of banking credit risk.

Other operating expenses: see Other operating income and expenses.

Other revenues: see Revenues.

CAPEX: investments in property, plant and equipment and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (see Note 1.3 to the consolidated financial statements). CAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 1.5 Financial indicators not defined by IFRS).

Commercial expenses and content costs: see External purchases.

Labor expenses: wages and employee benefit expenses (net of capitalized costs), employee profit-sharing expenses, and expenses relating to share-based compensation.

Revenues: revenues (see Notes 1.1 and 4.1 to the consolidated financial statements) include:

•  Convergent Services: revenues of convergent services include revenues invoiced to retail customers of convergent offers (excluding equipment sales, see the definition of this term) defined as the combination of at least a fixed broadband access (xDSL, FTTx, cable, 4G fixed) and a mobile contract;

•  Mobile only services: revenues of mobile only services include revenues invoiced to customers of mobile offers (incoming and outgoing calls: voice, SMS and data), excluding convergent services and equipment sales (see the definitions of these terms);

•  Fixed only services: revenues of fixed only services include revenues invoiced to customers of fixed services excluding convergent services and equipment sales (see the definitions of these terms). It includes traditional fixed telephony, fixed broadband services and enterprise network solutions (except for France, for which most enterprise solutions and networks are listed under the Enterprise operating segment);

•  IT & integration services: revenues of IT & integration services include the unified communication and collaboration services (Local Area Network and telephony, consultancy, integration, project management, video-conference offers), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, services related to machine-to-machine activities (excluding connectivity), as well as sales of equipment related to the above products and services;

•  Wholesale: revenues from other carrier include (i) mobile services to carriers, which groups together in particular incoming mobile traffic, visitor roaming, network sharing, national roaming and virtual mobile network operators (MVNO), and (ii) fixed services to other carriers, which include in particular national interconnection, services to international carriers, high-speed and very high-speed broadband access services (fiber access, unbundling of telephone lines, xDSL access sales), and sales of telephone lines on the wholesale market;

•  Equipment sales: fixed and mobile equipment sales, excluding (i) equipment sales associated to the supply of IT and integration services, and (ii) equipment sales to dealers and brokers; and

•  Other revenues: other revenues includes equipment sales to dealers and brokers, revenues from portals, on-line advertising revenues and corporate transversal business line activities of the Group, and other miscellaneous revenues.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period (see Section 1.5.1 Data on a comparable basis). The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended, as well as the average exchange rates used for the consolidated income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 1.5 Financial indicators not defined by IFRS).

External data: data after elimination of internal flows between the consolidation scopes taken into consideration.

Data on a historical basis: data for past periods as reported in the consolidated financial statements of the current financial period.

Statutory data: data before elimination of internal flows between the consolidation scopes taken into consideration.

Reported EBITDA: operating income before depreciation and amortization, before effects resulting from business combinations, before reclassification of translation adjustment from liquidated entities, before impairment of goodwill and fixed assets, and before share of profits (losses) of associates and joint ventures (see Note 1 to the consolidated financial statements). Reported EBITDA is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 1.5 Financial indicators not defined by IFRS).

Adjusted EBITDA: reported EBITDA (see definition of this term) adjusted for the effects of significant litigations, specific labor expenses, review of investments and the business portfolio, restructuring and integration costs and, where appropriate, other specific items that are systematically specified (see Note 1 to the consolidated financial statements). Adjusted EBITDA is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 1.5 Financial indicators not defined by IFRS).

Adjusted EBITDA - CAPEX: indicator of adjusted EBITDA (see definition of this term) minus CAPEX (see definition of this term). “Adjusted EBITDA - CAPEX” indicator is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 1.5 Financial indicators not defined by IFRS).

Net financial debt: net financial debt as defined and used by Orange does not incorporate the Orange Bank activities, for which this concept is not relevant. It consists of (a) financial liabilities excluding receivables from operations (translated at the closing rates) including derivatives (assets and liabilities), less (b) cash collateral paid, cash and cash equivalents and investments at fair value. In addition, financial instruments qualifying as cash flow hedges and net investment hedges are included in net financial debt but some of the items they hedge are not (future cash flows, net investment in a foreign currency operation). Effects on the hedge of these items are carried in other comprehensive income. As a consequence, the equity components related to unmatured hedging instruments are added to gross financial debt to offset this temporary difference (see Note 8.3 to the consolidated financial statements). Financial debt is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 1.5 Financial indicators not defined by IFRS).

Operating taxes and levies: taxes and levies including the Territorial Economic Contribution (CET) and the Flat-rate Tax on Network Enterprises (IFER) in France, fees for the use of frequencies and levies on telecommunication services.

Capital expenditure on property, plant and equipment and intangible assets: see CAPEX.

Financial investments: acquisitions of investment securities (net of cash acquired) and changes in ownership interests with no gain of control in subsidiaries.

Number of employees (active employees at end of period): number of employees working on the last day of the reporting period, including both permanent contracts and fixed-term contracts.

Average number of employees (full-time equivalents): average number of active employees over the reporting period, prorated for their work time, including both permanent contracts and fixed-term contracts.

Wages and employee benefit expenses: see Labor expenses.

Wholesale: see Revenues.

Convergent services: see Revenues.

IT & integration services: see Revenues.

Retail services: aggregation of Convergent services, Mobile only services, Fixed only services and IT & integration services.

Fixed only services: see Revenues.

Mobile only services: see Revenues.

Change in working capital requirement: change in working capital requirement is made up of:

•  the Change in working capital requirement for operations, which is made up of (i) the changes in gross inventories, (ii) the change in gross trade receivables, and (iii) the change in trade payables for other goods and services; and

•  Change in working capital requirements excluding operations, which includes (i) the change in customer contract assets and liabilities, and (ii) the change in other assets and liabilities (excluding receivables and payables related to operating taxes and levies).

Equipment sales: see Revenues.

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2       Condensed interim consolidated Financial Statements for the first half of 2018

Financial statements

Consolidated income statement

Consolidated statement of comprehensive income

Consolidated statement of financial position

Consolidated statements of changes in shareholders' equity

Consolidated statement of cash flows

Notes to the consolidated financial statements

Notes to the consolidated financial statements

NOTE 1  Segment information

1.1  Segment revenues

1.2  Segment revenues to segment reported EBITDA

1.3  Segment reported EBITDA to segment operating income and segment investments

1.4  Segment assets

1.5  Segment equity and liabilities

1.6  Simplified statement of cash flows on telecommunication and banking activities

1.7  Reconciliation from adjusted EBITDA to reported EBITDA

NOTE 2  Basis of preparation of the consolidated financial statements

2.1  Basis of preparation of the financial statements

2.2  Use of estimates and judgement

2.3  New standards and interpretations

NOTE 3  Main changes in scope of consolidation

NOTE 4  Sales

4.1  Revenue

4.2  Customer contract net assets and liabilities

NOTE 5  Other expenses

5.1  Other operating expenses

5.2  Restructuring and integration costs

NOTE 6  Impairment loss

6.1  Impairment loss

6.2  Impairment of fixed assets

6.3  Key assumptions used to determine recoverable amounts

6.4  Sensitivity of recoverable amounts

6.5  Goodwill

NOTE 7  Income tax

NOTE 8  Financial assets, liabilities and financial result (excluding Orange Bank)

8.1  Financial assets and liabilities of telecom activities

8.2  Change of cash flow hedges in the consolidated statement of comprehensive income

8.3  Net financial debt

8.4  Main redemptions and debt issues

8.5  Orange's debt ratings

8.6  Management of covenants

8.7  Financial assets

8.8  Fair value levels of financial assets and liabilities

NOTE 9  Activities of Orange Bank

9.1  Financial assets and liabilities of Orange Bank

NOTE 10 Shareholders' equity

10.1 Changes in share capital

10.2 Treasury shares

10.3 Dividends

10.4 Non-controlling interests

10.5 Cumulative translation adjustment

10.6 Subordinated notes

NOTE 11 Litigations and unrecognized contractual commitments

11.1 Litigations

11.2 Unrecognized contractual commitments

NOTE 12 Related party transaction

NOTE 13 Subsequent events

The accompanying notes are an integral part of the consolidated financial statements.

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Consolidated income statement

(in millions of euros, except for per share data)	Note	June 30, 2018	June 30, 2017 (1)
Revenues	4.1	20,262	20,088
External purchases		(8,990)	(8,930)
Other operating income		324	368
Other operating expense	5.1	(185)	(344)
Labor expenses		(4,232)	(4,229)
Operating taxes and levies		(1,251)	(1,239)
Gains (losses) on disposal of investments and activities		(0)	(6)
Restructuring and integration costs	5.2	(62)	(76)
Depreciation and amortization		(3,457)	(3,351)
Reclassification of translation adjustment from liquidated entities		1	-
Impairment of goodwill	6.1	(56)	-
Impairment of fixed assets	6.2	(1)	4
Share of profits (losses) of associates and joint ventures		(3)	3
Operating income		2,350	2,288
Cost of gross financial debt		(742)	(618)
Gains (losses) on assets contributing to net financial debt		2	7
Foreign exchange gains (losses)		4	(60)
Other net financial expenses		(13)	(8)
Effects resulting from BT stake	8.7	(163)	(349)
Finance costs, net		(912)	(1,028)
Income tax	7	(559)	(536)
Consolidated net income of continuing operations		879	724
Consolidated net income of discontinued operations		-	-
Consolidated net income		879	724
Net income attributable to owners of the parent company		789	601
Non-controlling interests		90	123
Earnings per share (in euros) attributable to parent company
Net income of continuing operations
•	basic	0.24	0.17
•	diluted	0.24	0.17
Net income of discontinued operations
•	basic	-	-
•	diluted	-	-
Net income
•	basic	0.24	0.17
•	diluted	0.24	0.17

(1) The effects of IFRS 9 and IFRS 15 application are described in Note 2.
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Consolidated statement of comprehensive income

(in millions of euros)	Note	June 30, 2018	June 30, 2017 (1)
Consolidated net income		879	724
Remeasurements of the net defined benefit liability		30	6
Assets at fair value		(2)	-
Income tax relating to items that will not be reclassified		(5)	(1)
Items that will not be reclassified to profit or loss (a)		23	5
Assets at fair value		(1)	-
Assets available for sale		-	16
Cash flow hedges	8.2	(168)	202
Translation adjustment gains and losses	10.5	(48)	(82)
Income tax relating to items that are or may be reclassified		59	(53)
Items that are or may be reclassified subsequently to profit or loss (b)		(158)	83
Other comprehensive income from continuing operations (a) + (b)		(135)	88
Items that are not reclassified to profit or loss (c)		-	-
Items that are reclassified subsequently to profit or loss (d)		-	-
Other comprehensive income of discontinued operations (c) + (d)		-	-
Other consolidated comprehensive income (a) + (b) + (c) + (d)		(135)	88
Consolidated comprehensive income		744	812
Comprehensive income attributable of the parent company		660	704
Comprehensive income attributable to non-controlling interests		84	108
(1) The effects of IFRS 9 and IFRS 15 application are described in Note 2.

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Consolidated statement of financial position

(in millions of euros)	Note	June 30, 2018	December 31, 2017 (1)
Assets
Goodwill	6	26,851	26,911
Other intangible assets		14,042	14,339
Property, plant and equipment		26,818	26,665
Interests in associates and joint ventures		81	77
Non-current financial assets related to Orange Bank activities	9.1.1	1,627	1,464
Non-current financial assets	8.7	2,368	2,247
Non-current derivatives assets		172	213
Other non-current assets		114	110
Deferred tax assets		1,630	1,586
Total non-current assets		73,703	73,612
Inventories		866	827
Trade receivables		5,216	5,175
Other customer contract assets	4.2	1,129	1,204
Current financial assets related to Orange Bank activities	9.1.1	3,436	3,275
Current financial assets	8.7	2,238	2,686
Current derivatives assets		156	34
Other current assets		1,043	1,094
Operating taxes and levies receivables		961	1,045
Current tax assets		74	132
Prepaid expenses		698	455
Cash and cash equivalent	8.1	5,406	5,810
Total current assets		21,223	21,737
Assets held for sale		-	-
Total assets		94,926	95,349
(1) The effects of IFRS 9 and IFRS 15 application are described in Note 2.

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(in millions of euros)	Note	June 30, 2018	December 31, 2017 (1)
Equity and liabilities
Share capital		10,640	10,640
Share premiums and statutory reserve		16,859	16,859
Subordinated notes	10.6	5,803	5,803
Retained earnings		(2,976)	(2,327)
Equity attributable to the owners of the parent		30,326	30,975
Non-controlling interest	10.4	2,411	2,537
Total equity	10	32,737	33,512
Non-current financial liabilities	8.1	27,862	26,293
Non-current derivatives liabilities		938	1,002
Non-current fixed assets payables		546	610
Non-current financial liabilities related to Orange Bank activities	9.1.2	2	0
Non-current employee benefits		2,434	2,674
Non-current provisions for dismantling		758	774
Non-current restructuring provisions		234	251
Other non-current liabilities		519	521
Deferred tax liabilities		642	655
Total non-current liabilities		33,935	32,780
Current financial liabilities	8.1	5,239	6,030
Current derivatives liabilities		34	34
Current fixed assets payables		2,812	3,046
Trade payables		6,238	6,527
Customer contract liabilities	4.2	1,964	2,021
Current financial liabilities related to Orange Bank activities	9.1.2	5,237	4,941
Current employee benefits		2,257	2,448
Current provisions for dismantling		10	15
Current restructuring provisions		115	126
Other current liabilities		1,915	1,935
Operating taxes and levies payables		1,518	1,262
Current tax payables		815	596
Deferred income		100	76
Total current liabilities		28,254	29,057
Liabilities related to assets held for sale		-	-
Total equity and liabilities		94,926	95,349
(1) The effects of IFRS 9 and IFRS 15 application are described in Note 2.

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Consolidated statements of changes in shareholders' equity

(in millions of euros)	Note	Attributable to owners of the parent company							Attributable to non-controlling interests			Total equity
		Number of issued shares	Share capital	Share premiums and statutory reserve	Subor- dinated notes	Reserves	Other compre- hensive income	Total	Res- erves	Other compre- hensive income	Total
Balance at January 1, 2017		2,660,056,599	10,640	16,859	5,803	(2,210)	(404)	30,688	2,227	259	2,486	33,174
Effect of IFRS 15 application (1)		-	-	-	-	552	1	553	122	(4)	118	671
Balance at January 1, 2017 after effect of IFRS 15 application		2,660,056,599	10,640	16,859	5,803	(1,658)	(403)	31,241	2,349	255	2,604	33,845
Consolidated comprehensive income		-	-	-	-	601	103	704	123	(15)	108	812
Capital increase		-	-	-	-	-	-	-	-	-	-	-
Share-based compensation		-	-	-	-	(5)	-	(5)	(7)	-	(7)	(12)
Purchase of treasury shares		-	-	-	-	(18)	-	(18)	-	-	-	(18)
Dividends		-	-	-	-	(1,064)	-	(1,064)	(231)	-	(231)	(1,295)
Subordinated notes remuneration		-	-	-	-	(179)	-	(179)	-	-	-	(179)
Other movements		-	-	-	-	(12)	-	(12)	28	-	28	16
Balance at June 30, 2017 (1)		2,660,056,599	10,640	16,859	5,803	(2,335)	(300)	30,667	2,262	240	2,502	33,169
Consolidated comprehensive income		-	-	-	-	1,242	(176)	1,066	74	(26)	48	1,114
Capital increase		-	-	-	-	-	-	-	-	-	-	-
Share-based compensation		-	-	-	-	13	-	13	4	-	4	17
Purchase of treasury shares		-	-	-	-	13	-	13	-	-	-	13
Dividends		-	-	-	-	(665)	-	(665)	(3)	-	(3)	(668)
Subordinated notes remuneration		-	-	-	-	(103)	-	(103)	-	-	-	(103)
Changes in ownership interests with no gain/loss of control		-	-	-	-	(2)	-	(2)	2	-	2	-
Other movements		-	-	-	-	(14)	-	(14)	(16)	-	(16)	(30)
Balance at December 31, 2017		2,660,056,599	10,640	16,859	5,803	(1,851)	(476)	30,975	2,323	214	2,537	33,512
Effect of IFRS 9 application (1)		-	-	-	-	20	(39)	(19)	(4)	(0)	(4)	(23)
Balance at January 1, 2018 after effect of IFRS 9 application		2,660,056,599	10,640	16,859	5,803	(1,831)	(515)	30,956	2,319	214	2,533	33,489
Consolidated comprehensive income		-	-	-	-	789	(129)	660	90	(6)	84	744
Capital increase	10.1	-	-	-	-	-	-	-	-	-	-	-
Share-based compensation		-	-	-	-	26	-	26	2	-	2	28
Purchase of treasury shares (2)	10.2	-	-	-	-	(63)	-	(63)	-	-	-	(63)
Dividends	10.3	-	-	-	-	(1,064)	-	(1,064)	(244)	-	(244)	(1,308)
Subordinated notes remuneration	10.6	-	-	-	-	(178)	-	(178)	-	-	-	(178)
Changes in ownership interests with no gain/loss of control		-	-	-	-	0	-	0	(0)	-	(0)	-
Other movements		-	-	-	-	(11)	-	(11)	36	-	36	25
Balance at June 30, 2018		2,660,056,599	10,640	16,859	5,803	(2,332)	(644)	30,326	2,203	208	2,411	32,737
(1) The effects of IFRS 9 and IFRS 15 application are described in Note 2.
(2) Of which purchase of treasury share as part of Orange Vision 2020 free share award plan for (71) million euros.

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• Analysis of changes in shareholders' equity related to components of the other comprehensive income

(in millions of euros)	Attributable to owners of the parent company								Attributable to non-controlling interests							Total other comprehensive income
	Assets available for sale	Assets at fair value	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred tax	Other comprehensive income of associates and joint ventures (2)	Total	Assets available for sale	Assets at fair value	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred tax	Total
Balance at January 1, 2017	34	-	(249)	163	(557)	236	(31)	(404)	(2)	-	(0)	275	(16)	2	259	(145)
Effect of IFRS 15 application (1)	-	-	-	1	-	-	-	1	-	-	-	(4)	-	-	(4)	(3)
Balance at January 1, 2017 after effect of IFRS 15 application	34	-	(249)	164	(557)	236	(31)	(403)	(2)	-	(0)	271	(16)	2	255	(148)
Variation	15	-	205	(69)	6	(54)	-	103	1	-	(3)	(14)	(0)	1	(15)	88
Balance at June 30, 2017 (1)	49	-	(44)	95	(551)	182	(31)	(300)	(1)	-	(3)	257	(16)	3	240	(60)
Variation	7	-	(153)	(68)	11	36	(9)	(176)	0	-	1	(26)	(0)	(1)	(26)	(202)
Balance at December 31, 2017	56	-	(197)	27	(540)	218	(40)	(476)	(1)	-	(2)	231	(16)	2	214	(262)
Effect of IFRS 9 application (1)	(56)	17	-	-	-	-	-	(39)	1	(1)	-	-	-	-	(0)	(39)
Balance at January 1, 2018 after effect of IFRS 9 application	-	17	(197)	27	(540)	218	(40)	(515)	-	(1)	(2)	231	(16)	2	214	(301)
Variation	-	(3)	(170)	(40)	30	54	-	(129)	-	(0)	2	(8)	-	(0)	(6)	(135)
Balance at June 30, 2018	-	14	(367)	(13)	(510)	272	(40)	(644)	-	(1)	0	223	(16)	2	208	(436)

(1) The effects of IFRS 9 and IFRS 15 application are described in Note 2.
(2) Amounts excluding translation adjustment.

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Consolidated statement of cash flows

(in millions of euros)	Note	June 30, 2018	June 30, 2017
Operating activities
Consolidated net income		879	724
Non-monetary items without effect on cash flows
Operating taxes and levies		1,251	1,239
Gains (losses) on disposal of investments and activities		0	6
Others gains (losses)(1)		(49)	(61)
Depreciation and amortization		3,457	3,351
Change in provisions		(440)	(195)
Reclassification of cumulative translation adjustment from liquidated entities		(1)	-
Impairment of goodwill	6.1	56	-
Impairment of non-current assets	6.2	1	(4)
Share of profits (losses) of associates and joint ventures		3	(3)
Operational net foreign exchange and derivatives		(2)	6
Finance costs, net		912	1,028
Income tax	7	559	536
Share-based compensation		28	(12)
Changes in working capital
Decrease (increase) in inventories, gross		(45)	44
Decrease (increase) in trade receivables, gross		(69)	(28)
Increase (decrease) in trade payables		(284)	41
Changes in other customer contract assets and liabilities(2)		23	113
Changes in other assets and liabilities (3)		(113)	(27)
Other net cash out
Operating taxes and levies paid		(979)	(887)
Dividends received		16	24
Interest paid and interest rates effects on derivatives, net		(736)	(753)
Income tax paid		(290)	(390)
Net cash provided by operating activities (a)		4,177	4,752

Investing activities
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets (4)		(3,400)	(3,376)
Increase (decrease) in fixed assets payables		(314)	(282)
Proceeds from sales of property, plant and equipment and intangible assets		38	99
Cash paid for investment securities, net of cash acquired
Business & Decision		(38)	-
Others		8	(7)
Investments in associates and joint ventures		-	-
Purchases of equity securities measured at fair value		(60)	(7)
Other purchases of assets available for sale		-	(21)
Proceeds from sale of BT		-	433
Other proceeds from sales of investment securities, net of cash transferred		1	6
Decrease (increase) in securities and other financial assets
Investments at fair value, excluding cash equivalents		508	(63)
Others(5)		(550)	(60)
Net cash used in investing activities (b)		(3,807)	(3,278)

ESPACE

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(in millions of euros)	Note	June 30, 2018	June 30, 2017
Financing activities
Long-term debt issuances	8.4	2,947	2,253
Long-term debt redemptions and repayments	8.4	(1,995)	(2,048)
Increase (decrease) of bank overdrafts and short-term borrowings		(414)	710
Decrease (increase) of cash collateral deposits		145	(437)
Exchange rates effects on derivatives, net		(2)	(23)
Coupon on subordinated notes issuance	10.6	(178)	(179)
Purchases of treasury shares - Orange Vision 2020 free share award plan	10.2	(71)	-
Other proceeds (purchases) from treasury shares		8	(18)
Capital increase (decrease) - non-controlling interests		35	26
Changes in ownership interests with no gain / loss of control		1	4
Dividends paid to owners of the parent company	10.3	(1,064)	(1,064)
Dividends paid to non-controlling interests		(185)	(203)
Net cash used in financing activities (c)		(773)	(979)
Net change in cash and cash equivalents (a) + (b) + (c)		(403)	495

Net change in cash and cash equivalents
Cash and cash equivalents - opening balance		5,810	6,355
Cash change in cash and cash equivalents (a) + (b) + (c)		(403)	495
Non-cash change in cash and cash equivalents		(1)	(43)
Cash and cash equivalents - closing balance		5,406	6,807

(1) Corresponds to disposals on fixed assets and interests related to Orange Bank NBI (interests on banking investments).
(2) The effects of IFRS 15 application are described in Note 2.
(3) Of which flows from operating activities related to Orange Bank and excluding operating tax receivables and payables.

(4) Investments in property, plant, equipment and intangible assets financed through finance leases amounting to 35 million euros at June 30, 2018 (15 million euros at June 30, 2017) have no impact on the statement of cash flows at the time of acquisition.

(5) Of which escrowed amount of (346) million euros related to the Digicel litigation (see Note 11).

Notes to the consolidated financial statements

NOTE 1         Segment information

1.1        Segment revenues

	France	Spain	Europe (1)
(in millions of euros)

June 30, 2018
Revenues (4)	8,952	2,634	2,775
Convergence services	2,196	1,065	213
Mobile services only	1,183	609	1,092
Fixed services only	2,105	245	357
IT & integration services	-	-	67
Wholesale	2,615	371	574
Equipment sales	611	344	398
Other revenues	242	-	74
External	8,670	2,616	2,732
Inter-operating segments	282	18	43

June 30, 2017
Revenues (4)	8,830	2,557	2,716
Convergence services	1,942	1,014	133
Mobile services only	1,205	611	1,125
Fixed services only	2,198	244	385
IT & integration services	-	-	51
Wholesale	2,670	362	554
Equipment sales	580	326	385
Other revenues	235	-	83
External	8,537	2,531	2,679
Inter-operating segments	293	26	37
(1) See Note 1.7

(2) Including, in 2018, revenues of 2,572 million euros in France, 15 million euros in Spain, 324 million euros in other European countries and 619 million euros in other countries.

Including, in 2017, revenues of 2,580 million euros in France, 17 million euros in Spain, 326 million euros in other European countries and 691 million euros in other countries.

(3) Including revenues of 700 million euros in France in 2018 and 752 million euros in 2017.
(4) The description of product lines is presented in Note 4.1.

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Africa & Middle-East	Enterprise (2)	International Carriers & Shared Services (3)	Eliminations	Total telecom activities	Orange Bank	Eliminations telecom activities / bank	Orange consolidated financial statements

2,524	3,530	759	(910)	20,264	-	(2)	20,262
-	-	-	-	3,474	-	-	3,474
1,858	366	-	(18)	5,090	-	-	5,090
204	1,996	-	(90)	4,817	-	-	4,817
6	1,049	-	(68)	1,054	-	(2)	1,052
403	17	569	(658)	3,891	-	-	3,891
40	102	-	(5)	1,490	-	-	1,490
13	-	190	(71)	448	-	-	448
2,419	3,344	481	-	20,262	-	-	20,262
105	186	278	(910)	2	-	(2)	-

2,491	3,614	819	(939)	20,088	-	-	20,088
-	-	-	-	3,089	-	-	3,089
1,781	382	-	(22)	5,082	-	-	5,082
211	2,102	-	(97)	5,043	-	-	5,043
3	1,028	-	(64)	1,018	-	-	1,018
451	15	637	(681)	4,008	-	-	4,008
28	87	-	-	1,406	-	-	1,406
17	-	182	(75)	442	-	-	442
2,368	3,427	546	-	20,088	-	-	20,088
123	187	273	(939)	-	-	-	-

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1.2        Segment revenues to segment reported EBITDA

(in millions of euros)	France	Spain	Europe	Africa & Middle-East	Enterprise

June 30, 2018
Revenues	8,952	2,634	2,775	2,524	3,530
External purchases	(3,375)	(1,596)	(1,638)	(1,239)	(1,801)
Other operating income	690	66	71	47	69
Other operating expenses	(255)	(107)	(61)	(100)	(325)
Labor expenses	(2,006)	(130)	(350)	(226)	(831)
Operating taxes and levies	(740)	(84)	(60)	(212)	(63)
Gains (losses) on disposal	-	-	-	-	-
Restructuring and integration costs	-	-	-	-	-
Adjusted EBITDA (1)	3,266	783	737	794	579
Significant litigations	-	(31)	-	-	-
Specific labour expenses	(23)	-	-	-	(1)
Investments and businesses portfolio review	-	-	-	-	(0)
Restructuring and integration costs	(6)	(8)	(3)	(10)	(9)
Reported EBITDA (1)	3,237	744	734	784	569

June 30, 2017
Revenues	8,830	2,557	2,716	2,491	3,614
External purchases	(3,334)	(1,575)	(1,590)	(1,231)	(1,848)
Other operating income	734	51	96	32	85
Other operating expenses	(315)	(103)	(61)	(123)	(331)
Labor expenses	(2,055)	(128)	(352)	(202)	(814)
Operating taxes and levies	(754)	(90)	(56)	(203)	(79)
Gains (losses) on disposal	-	-	-	-	-
Restructuring and integration costs	-	-	-	-	-
Adjusted EBITDA (1)	3,106	712	753	764	627
Significant litigations	5	-	-	-	-
Specific labour expenses	(48)	-	-	-	(2)
Investments and businesses portfolio review	-	-	(1)	-	-
Restructuring and integration costs	(10)	(1)	(2)	(8)	(15)
Reported EBITDA (1)	3,053	711	750	756	610

(1) Report to Note 1.7 for EBITDA adjustments.

(2) Orange Bank's net banking income is recognized in other operating income and amounts to 26 million euros as at June 30, 2018. The cost of risk is included in other operating expenses and amounts to (3) million euros as at June 30, 2018.

Orange Bank's net banking income is recognized in other operating income and amounts to 38 million euros as at June 30, 2017. The cost of risk is included in other operating expenses and amounts to (3) million euros as at June 30, 2017.

(3) Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement.

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International Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Orange Bank (2)	Eliminations telecom activities / bank	Total	Presentation adjustments (3)	Orange consolidated financial statements

759	(910)	20,264	-	(2)	20,262	-	20,262
(1,237)	1,932	(8,954)	(38)	2	(8,990)	-	(8,990)
1,062	(1,699)	306	26	(8)	324	-	324
(7)	677	(178)	(13)	9	(182)	(3)	(185)
(633)	-	(4,176)	(34)	-	(4,210)	(22)	(4,232)
(60)	-	(1,219)	(1)	-	(1,220)	(31)	(1,251)
-	-	-	-	-	-	(0)	(0)
-	-	-	-	-	-	(62)	(62)
(116)	-	6,043	(60)	1	5,984	(118)
(1)	-	(32)	-	-	(32)	32	-
-	-	(24)	-	-	(24)	24	-
-	-	(0)	-	-	(0)	0	-
(26)	-	(62)	-	-	(62)	62	-
(143)	-	5,925	(60)	1	5,866	-	5,866

819	(939)	20,088	-	-	20,088	-	20,088
(1,405)	2,084	(8,899)	(31)	-	(8,930)	-	(8,930)
1,168	(1,851)	315	38	-	353	15	368
(34)	706	(261)	(3)	-	(264)	(80)	(344)
(590)	-	(4,141)	(30)	-	(4,171)	(58)	(4,229)
(61)	-	(1,243)	(1)	-	(1,244)	5	(1,239)
-	-	-	-	-	-	(6)	(6)
-	-	-	-	-	-	(76)	(76)
(103)	-	5,859	(27)	-	5,832	(200)
(65)	-	(60)	-	-	(60)	60	-
(8)	-	(58)	-	-	(58)	58	-
(5)	-	(6)	-	-	(6)	6	-
(40)	-	(76)	-	-	(76)	76	-
(221)	-	5,659	(27)	-	5,632	-	5,632

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1.3        Segment reported EBITDA to segment operating income and segment investments

	France	Spain	Europe
(in millions of euros)

June 30, 2018
Reported EBITDA	3,237	744	734
Depreciation and amortization	(1,573)	(538)	(582)
Reclassification of cumulative translation
adjustment from liquidated entities	-	-	-
Impairment of goodwill	-	-	-
Impairment of fixed assets	-	-	-
Share of profits (losses) of associates and joint ventures	-	-	-
Operating income	1,664	206	152

June 30, 2017
Reported EBITDA	3,053	711	750
Depreciation and amortization	(1,509)	(491)	(574)
Reclassification of cumulative translation
adjustment from liquidated entities	-	-	-
Impairment of goodwill	-	-	-
Impairment of fixed assets	4	-	-
Share of profits (losses) of associates and joint ventures	-	-	-
Operating income	1,548	220	176

June 30, 2018
Investments in property, plant and equipment and intangible assets
Capex (3)	1,669	578	389
Telecommunications licenses	(1)	3	7
Finance leases	1	7	15
Total investments (4)	1,669	588	411

June 30, 2017
Investments in property, plant and equipment and intangible assets
Capex (3)	1,611	538	368
Telecommunications licenses	11	3	-
Finance leases	2	1	1
Total investments (5)	1,624	542	369
(1) Including investments in tangible and intangible assets of 134 million euros in France in 2018 and 132 million euros in France in 2017.
(2) Including investments in tangible and intangible assets of 136 million euros in France in 2018 and 129 million euros in France in 2017.

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Africa & Middle-East	Enterprise(1)	International Carriers & Shared Services(2)	Elimination telecom activities	Total telecom activities	Orange Bank	Eliminations telecom activities / bank	Orange consolidated financial statements

784	569	(143)	-	5,925	(60)	1	5,866
(431)	(185)	(140)	-	(3,449)	(8)	-	(3,457)

-	-	1	-	1	-	-	1
(56)	-	-	-	(56)	-	-	(56)
-	-	(1)	-	(1)	-	-	(1)
1	(1)	(3)	-	(3)	-	-	(3)
298	383	(286)	-	2,417	(68)	1	2,350

756	610	(221)	-	5,659	(27)	-	5,632
(433)	(181)	(162)	-	(3,350)	(1)	-	(3,351)

-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	4	-	-	4
6	-	(3)	-	3	-	-	3
329	429	(386)	-	2,316	(28)	-	2,288

408	168	137	-	3,349	20	-	3,369
22	-	-	-	31	-	-	31
-	12	-	-	35	-	-	35
430	180	137	-	3,415	20	-	3,435

428	179	127	-	3,251	25	-	3,276
86	-	-	-	100	-	-	100
-	9	2	-	15	-	-	15
514	188	129	-	3,366	25	-	3,391

(3) CAPEX relate to tangible and intangible investments except telecommunication licenses and financial leases and they are used internally to allocate resources. CAPEX are not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies.

(4) Including 2,637 million euros for other intangible assets and 798 million euros for tangible assets.

(5) Including 2,554 million euros for other intangible assets and 837 million euros for tangible assets.

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1.4        Segment assets

	France	Spain	Europe
(in millions of euros)

June 30, 2018
Goodwill	14,364	6,818	2,582
Other intangible assets	4,005	1,678	2,064
Property, plant and equipment	13,813	3,657	4,048
Interests in associates and joint ventures	-	1	4
Non-current assets included in the calculation of net financial debt	-	-	-
Other	4	17	16
Total non-current assets	32,186	12,171	8,714
Inventories	432	78	149
Trade receivables	1,599	611	1,171
Other customer contract assets	414	143	358
Prepaid expenses	104	210	58
Current assets included in the calculation of net financial debt	-	-	-
Other	725	69	59
Total current assets	3,274	1,111	1,795
Assets held for sale	-	-	-
Total assets	35,460	13,282	10,509

December 31, 2017
Goodwill	14,364	6,818	2,589
Other intangible assets	4,099	1,742	2,204
Property, plant and equipment	13,637	3,542	4,236
Interests in associates and joint ventures	-	1	4
Non-current assets included in the calculation of net financial debt	-	-	-
Other	4	17	16
Total non-current assets	32,104	12,120	9,049
Inventories	402	79	149
Trade receivables	1,590	686	1,143
Other customer contract assets	451	132	411
Prepaid expenses	76	152	37
Current assets included in the calculation of net financial debt	-	-	-
Other	828	64	45
Total current assets	3,347	1,113	1,785
Assets held for sale	-	-	-
Total current assets	35,451	13,233	10,834

(1) Including in 2018 tangible and intangible assets of 566 million euros in France and 565 million euros in 2017.
(2) Including in 2018 tangible and intangible assets of 2,139 million euros in France and 2,144 million euros in 2017. Intangible assets also include the Orange brand for 3,133 million euros.

46[Back to contents]

Africa & Middle-East	Enterprise (1)	International Carriers & Shared Services (2)	Eliminations telecom activities and unallocated items	Total telecom activities	Orange Bank	Eliminations telecom activities / bank	Orange consolidated financial statements

1,543	1,525	19	-	26,851	-	-	26,851
2,129	355	3,728	-	13,959	83	-	14,042
3,277	459	1,561	-	26,815	3	-	26,818
73	-	3	-	81	-	-	81
-	-	-	722	722	-	-	722
17	22	16	3,460	3,552	1,664	(27)	5,189
7,039	2,361	5,327	4,182	71,980	1,750	(27)	73,703
80	46	81	-	866	-	-	866
744	816	1,061	(762)	5,240	-	(24)	5,216
4	210	-	-	1,129	-	-	1,129
155	71	112	(14)	696	2	-	698
-	-	-	7,170	7,170	-	-	7,170
745	169	278	46	2,091	4,054	(1)	6,144
1,728	1,312	1,532	6,440	17,192	4,056	(25)	21,223
-	-	-	-	-	-	-	-
8,767	3,673	6,859	10,622	89,172	5,806	(52)	94,926

1,629	1,493	18	-	26,911	-	-	26,911
2,160	342	3,720	1	14,268	71	-	14,339
3,193	479	1,575	-	26,662	3	-	26,665
70	1	1	-	77	-	-	77
-	-	-	895	895	-	-	895
13	22	18	3,166	3,256	1,496	(27)	4,725
7,065	2,337	5,332	4,062	72,069	1,570	(27)	73,612
78	45	74	-	827	-	-	827
690	807	881	(613)	5,184	-	(9)	5,175
-	210	-	-	1,204	-	-	1,204
67	48	93	(19)	454	1	-	455
-	-	-	8,014	8,014	-	-	8,014
757	165	268	146	2,273	3,941	(152)	6,062
1,592	1,275	1,316	7,528	17,956	3,942	(161)	21,737
-	-	-	-	-	-	-	-
8,657	3,612	6,648	11,590	90,025	5,512	(188)	95,349
47[Back to contents]

1.5        Segment equity and liabilities

	France	Spain	Europe
(in millions of euros)

June 30, 2018
Equity	-	-	-
Fixed assets payables	69	-	324
Non-current employee benefits	1,389	8	30
Non-current liabilities included in the calculation of net financial debt	-	-	-
Other	657	130	237
Total non-current liabilities	2,115	138	591
Fixed assets payables	1,316	609	298
Trade payables	2,444	962	802
Customer contracts liabilities	1,144	66	257
Current employee benefits	1,305	32	107
Deferred income	2	-	3
Current liabilities included in the calculation of net financial debt	-	-	-
Other	905	158	467
Total current liabilities	7,116	1,827	1,934
Liabilities related to assets held for sale	-	-	-
Total equity and liabilities	9,231	1,965	2,525

December 31, 2017
Equity	-	-	-
Fixed assets payables	75	-	327
Non-current employee benefits	1,601	5	33
Non-current liabilities included in the calculation of net financial debt	-	-	-
Other	663	134	263
Total non-current liabilities	2,339	139	623
Fixed assets payables	1,438	532	392
Trade payables	2,487	985	843
Customer contracts liabilities	1,162	78	280
Current employee benefits	1,451	38	109
Deferred income	3	-	3
Current liabilities included in the calculation of net financial debt	-	-	-
Other	699	126	467
Total current liabilities	7,240	1,759	2,094
Liabilities related to assets held for sale	-	-	-
Total equity and liabilities	9,579	1,898	2,717

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Africa & Middle-East	Enterprise	International Carriers & Shared Services	Eliminations telecom activities and unallocated items	Total telecom activities	Orange Bank	Eliminations telecom activities / bank	Orange consolidated financial statements

-	-	-	32,557	32,557	180	-	32,737
153	-	-	-	546	-	-	546
78	235	688	-	2,428	6	-	2,434
-	-	-	28,736	28,736	-	-	28,736
51	38	213	819	2,145	101	(27)	2,219
282	273	901	29,555	33,855	107	(27)	33,935
443	52	94	(1)	2,811	1	-	2,812
1,093	691	946	(761)	6,177	85	(24)	6,238
128	254	127	(12)	1,964	-	-	1,964
77	343	386	-	2,250	7	-	2,257
87	2	7	(1)	100	-	-	100
-	-	-	5,273	5,273	-	-	5,273
998	239	873	545	4,185	5,426	(1)	9,610
2,826	1,581	2,433	5,043	22,760	5,519	(25)	28,254
-	-	-	-	-	-	-	-
3,108	1,854	3,334	67,155	89,172	5,806	(52)	94,926

-	-	-	33,285	33,285	227	-	33,512
208	-	-	-	610	-	-	610
77	259	693	-	2,668	6	-	2,674
-	-	-	27,221	27,221	-	-	27,221
50	31	218	836	2,195	107	(27)	2,275
335	290	911	28,057	32,694	113	(27)	32,780
530	52	102	(1)	3,045	1	-	3,046
1,072	694	977	(614)	6,444	92	(9)	6,527
130	271	120	(20)	2,021	-	-	2,021
69	348	426	-	2,441	7	-	2,448
87	-	5	(22)	76	-	-	76
-	-	-	6,216	6,216	-	-	6,216
905	252	897	457	3,803	5,072	(152)	8,723
2,793	1,617	2,527	6,016	24,046	5,172	(161)	29,057
-	-	-	-	-	-	-	-
3,128	1,907	3,438	67,358	90,025	5,512	(188)	95,349
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1.6        Simplified statement of cash flows on telecommunication and banking activities

	June 30, 2018

(in millions of euros)	Telecom activities	Orange Bank	Eliminations telecom activities / Orange Bank	Orange consoli- dated financial statement
Operating activities
Consolidated net income	949	(70)	-	879
Non-monetary items and reclassified items for presentation	5,769	6	-	5,775
Changes in working capital
Decrease (increase) in inventories, gross	(45)	-	-	(45)
Decrease (increase) in trade receivables, gross	(84)	-	15	(69)
Increase (decrease) in trade payables	(262)	(7)	(15)	(284)
Changes in other customer contract assets and liabilities	23	-	-	23
Changes in other assets and liabilities	(158)	45	-	(113)
Other net cash out
Operating taxes and levies paid	(978)	(1)	-	(979)
Dividends received	16	-	-	16
Interest paid and interest rates effects on derivatives, net	(738)	2	-	(736)
Income tax paid	(291)	1	-	(290)
Net cash provided by operating activities (a)	4,201	(24)	-	4,177

Investing activities
Purchases (sales) of property, plant and equipment and intangible assets	(3,656)	(20)	-	(3,676)
Cash paid for investment securities, net of cash acquired	(29)	(1)	-	(30)
Investments in associates and joint ventures	-	-	-	-
Others purchases of assets available for sale	-	-	-	-
Purchases of equity securities measured at fair value	(60)	-	-	(60)
Proceeds from sales of investment securities, net of cash transferred	1	-	-	1
Decrease (increase) in securities and other financial assets	75	35	(152)	(42)
Net cash used in investing activities (b)	(3,669)	14	(152)	(3,807)

Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	2,947	-	-	2,947
Medium and long-term debt redemptions and repayments	(1,995)	-	-	(1,995)
Increase (decrease) of bank overdrafts and short-term borrowings	(602)	36	152	(414)
Decrease (increase) of cash collateral deposits	145	(0)	-	145
Exchange rates effects on derivatives, net	(2)	-	-	(2)
Other cash flows
Coupon on subordinated notes	(178)	-	-	(178)
Purchases of treasury shares - Orange Vision 2020 free share award plan	(71)	-	-	(71)
Other proceeds (purchases) from treasury shares	8	-	-	8
Capital increase (decrease) - non-controlling interests	(50) (1)	85 (1)	-	35
Changes in ownership interests with no gain / loss of control	1	-	-	1
Dividends paid to owners of the parent company	(1,064)	-	-	(1,064)
Dividends paid to non-controlling interests	(185)	-	-	(185)
Net cash used in financing activities (c)	(1,046)	121	152	(773)

Cash and cash equivalents in the opening balance	5,333	477	-	5,810
Cash change in cash and cash equivalents (a) + (b) + (c)	(514)	111	-	(403)
Exchange rates changes on cash and cash equivalents	(1)	-	-	(1)
Cash and cash equivalents in the closing balance	4,818	588	-	5,406
(1) Of which 55 million euros in Orange Bank share capital invested by Orange.

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	June 30, 2017

(in millions of euros)	Telecom activities	Orange Bank	Eliminations telecom activities / Orange Bank	Orange consoli- dated financial statement
Operating activities
Consolidated net income	750	(26)	-	724
Non-monetary items and reclassified items for presentation	5,894	(3)	-	5,891
Changes in working capital
Decrease (increase) in inventories, gross	44	-	-	44
Decrease (increase) in trade receivables, gross	(28)	-	-	(28)
Increase (decrease) in trade payables	29	12	-	41
Changes in other customer contract assets and liabilities	113	-	-	113
Changes in other assets and liabilities	(307)	280	-	(27)
Other net cash out
Operating taxes and levies paid	(885)	(2)	-	(887)
Dividends received	24	-	-	24
Interest paid and interest rates effects on derivatives, net	(756)	3	-	(753)
Income tax paid	(391)	1	-	(390)
Net cash provided by operating activities (a)	4,487	265	-	4,752

Investing activities
Purchases (sales) of property, plant and equipment and intangible assets	(3,531)	(28)	-	(3,559)
Cash paid for investment securities, net of cash acquired	(7)	-	-	(7)
Others purchases of assets available for sale	(21)	-	-	(21)
Purchases of equity securities measured at fair value	(7)	-	-	(7)
Proceeds from sales of investment securities, net of cash transferred	439	-	-	439
Decrease (increase) in securities and other financial assets	(52)	(71)	-	(123)
Net cash used in investing activities (b)	(3,179)	(99)	-	(3,278)

Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	2,253	-	-	2,253
Medium and long-term debt redemptions and repayments	(2,048)	-	-	(2,048)
Increase (decrease) of bank overdrafts and short-term borrowings	675	35	-	710
Decrease (increase) of cash collateral deposits	(441)	4	-	(437)
Exchange rates effects on derivatives, net	(23)	-	-	(23)
Other cash flows
Coupon on subordinated notes	(179)	-	-	(179)
Other proceeds (purchases) from treasury shares	(18)	-	-	(18)
Capital increase (decrease) - non-controlling interests	(51)(1)	77(1)	-	26
Changes in ownership interests with no gain / loss of control	4	-	-	4
Dividends paid to owners of the parent company	(1,064)	-	-	(1,064)
Dividends paid to non-controlling interests	(203)	-	-	(203)
Net cash used in financing activities (c)	(1,095)	116	-	(979)

Cash and cash equivalents in the opening balance	6,267	88	-	6,355
Cash change in cash and cash equivalents (a) + (b) + (c)	213	282	-	495
Exchange rates changes on cash and cash equivalents	(43)	-	-	(43)
Cash and cash equivalents in the closing balance	6,437	370	-	6,807
(1) Of which 50 million euros in Orange Bank share capital invested by Orange.
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1.7        Reconciliation from adjusted EBITDA to reported EBITDA

In 2018, as in 2017, significant litigations correspond to the reassessment of risks on various disputes.

The specific labor expenses reflect the effects of the various agreements "part-time for seniors plan" (TPS) in France. In June 30, 2017, those labor expenses mainly related to the impact of changes in both assumptions and experience. They also included the accrued income relating to the refund of social contributions paid within the 2011 free share award plan ("Let's share" international plan), of which shares were finally not attributed because of non-achievement of performance criteria.

The restructuring and integration costs are presented in Note 5.2.

Changes in the presentation of segment information

The new organization of the Orange group Executive Committee, set up since May 2, 2018 had led the Group to reassess the segment information presentation.

The decisions on the allocation of resources and the performance assessment of Orange's component parts are made by the Chairman at operating segments level, manly constituted by the geographical establishments. The operating segments are :

•  France (Enterprise excluded);

•  Spain;

•  Poland, Belgium and Luxembourg, and each Central European countries (the Europe aggregate combines the operating segments of this area);

•  Sonatel subgroup (gathering Sonatel entities in Senegal, Orange Mali, Orange Bissau, Orange in Guinea and Orange in Sierra Leone), the subgroup Côte d'Ivoire (including Orange Côte d'Ivoire entities, Orange in Burkina Faso and Orange in Liberia) and each of the other countries in Africa and Middle-East (the Africa and Middle-East aggregate combines the operating segments of this area);

•  Enterprise;

•  The activities of International Carriers & Shared Services (IC&SS) contain some resources, mainly networks, information systems, research and developments, others common expertises and Orange brand;

•  Orange Bank.

The new organization of the Orange group Executive Committee did not have any effect on the definition of the operating segments and cash generating units (CGU).

The 2017 segment information presented takes into account those evolutions.

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NOTE 2         Basis of preparation of the consolidated financial statements

This note describes the changes in accounting policies since the publication of the 2017 consolidated financial statements and applied by Orange ("the Group") in the preparation of its interim financial statements for the half-year ended June 30, 2018.

2.1        Basis of preparation of the financial statements

The condensed consolidated financial statements and notes were approved by the Board of Directors on July 25, 2018.

In accordance with European Regulation no. 1606/2002 dated July 19, 2002, the condensed consolidated financial statements for the first half of 2018 were prepared in accordance with IAS 34 "Interim Financial Reporting", as endorsed by the European Union (EU) and published by the IASB.

The interim financial statements were prepared using the same accounting policies as the financial statements for the year ended December 31, 2017, with the exception of the specific requirements of IAS 34. Compared with December 31, 2017, the interim financial statements include the impact of initial application of new standards and notably IFRS 15 "Revenue from contracts with customers", and IFRS 9 "Financial instruments". These impacts are presented in Note 2.3.

For the reported periods, the accounting standards and interpretations endorsed by the EU (available on the website: https://ec.europa.eu/info/law/international-accounting-standards-regulation-ec-no-1606-2002/amending-and-supplementary-acts/acts-adopted-basis-regulatory-procedure-scrutiny-rps_en) are similar to the compulsory standards and interpretations published by the IASB, with the exception of standards and interpretations currently being endorsed, which has no effect on the Group’s accounts. Consequently, the Group’s financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

When a specific transaction is not dealt with in any standard or interpretation, Group management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

•  fairly present the Group’s financial position, financial performance and cash flows;

•  reflect the economic substance of transactions;

•  are neutral;

•  are prepared on a prudent basis; and

•  are complete in all material respects.

2.2        Use of estimates and judgement

Orange’s management uses its judgment to define the appropriate accounting treatment of certain transactions and makes estimates insofar as many items included in the financial statements cannot be measured with precision or current IFRS standards and interpretations do not specifically deal with the related accounting issues. Management revises these estimates if the underlying circumstances evolve or if there is new information or additional experience.

The new standards applied since December 31, 2017 introduce new areas of judgement and estimate that are presented in Note 2.3.

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2.3        New standards and interpretations

Standards applied as of January 1, 2018

Initial application of IFRS 9 "Financial instruments":

The new standard IFRS 9 "Financial instruments" is of mandatory application since January 1, 2018. The Group has elected not to restate the 2016 and 2017 comparative periods, as authorized by the standard.

This option led the Group to recognize the aggregate impact of restatements required by the standard in the Group opening Equity as of January 1, 2018. The nature and the impacts of the main restatements are described below. Application of IFRS 9 led to a reduction in reserves of 23 million euros, recognized through a decrease in trade receivables of 22 million euros, a decrease in current assets at amortized cost relating to Orange Bank transactions of 6 million euros and an increase in deferred tax assets of 5 million euros.

IFRS 9 comprises three phases: classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting.

•  Classification and measurement of financial assets and liabilities

The new classification proposed by IFRS 9 determines the way assets are recognized and measured. The financial asset classification depends on the combination of the following two criteria:

-   the Group’s business model for managing financial assets; and

-   the contractual cash flow characteristics of the financial asset (whether or not solely payments of principal and interest).

Based on the combined analysis of these two criteria, IFRS 9 identifies three business models:

-   financial assets measured at fair value through profit or loss;

-   financial assets measured at fair value through Other Comprehensive Income that may be reclassified (or not) to profit or loss;

-   financial assets measured at amortized cost.

Assets previously classified as available-for-sale assets and held-to-maturity investments under IAS 39 are now presented in the following categories:

-   financial assets at fair value through profit or loss: it mainly concerns certain investment securities that are neither consolidated nor equity-accounted, including BT shares, and financial investments such as negotiable debt securities, deposits and monetary UCITS, that comply with the Group’s liquidity risk management policy;

-   financial assets at fair value through other comprehensive income that will never be reclassified to profit or loss: it mainly concerns investment securities that are neither consolidated nor equity accounted;

-   financial assets at fair value through other comprehensive income that may be reclassified to profit or loss: it mainly concerns investments in debt securities;

-   financial assets at amortized cost: it mainly concerns mainly loans and receivables and fixed-income securities.

The application of IFRS 9 has no impact on the Group's Accounting policy regarding financial liabilities.

•  Impairment of financial assets

Telecoms activities:

IFRS 9 introduces a new expected loss model. The new standard requires expected credit losses to be taken into account from the initial recognition of financial instruments. In addition to the existing provision system, the Group has elected to apply a simplified approach of anticipated impairment upon asset recognition.

Banking activities:

An impairment or provision for expected credit losses is systematically recognized in respect of debt instruments classified in financial assets at amortized cost or financial assets at fair value through other comprehensive income, lease receivables and financing commitments and financial guarantees given. These impairments and provisions are recognized when the loans are granted, on conclusion of commitments or on the acquisition of bond securities, without waiting for objective evidence of impairment.

The relevant financial assets are allocated to three categories according to changes in credit risk observed since initial recognition and an impairment is recognized on the outstandings of each category as follows:

-   performing outstandings: expected losses are calculated over a 12-month period and financial income (interest) is calculated based on the gross amount of the instrument;

-   non-performing outstandings: where the credit risk increases significantly and is not considered low, losses expected over the loan term are recognized and the financial income is calculated based on the gross amount of the instrument;

-   doubtful outstandings: the expected loss over the loan term is recognized. Financial income is calculated based on the instrument amount net of impairment.

•  Hedge accounting

The Group’s hedging policy is not affected by the application of IFRS 9.

The Group has elected to retrospectively account for the Foreign Currency Basis Spread of the Cross Currency Swaps designated as Cash Flow Hedge as costs of hedging. This option allows the recognition of the Foreign Currency Basis Spread in other comprehensive income and its amortization into profit or loss over the hedging term. This reclassification has no impact on the Group opening Equity.

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•  Impact on the consolidated financial statements

-   Impact on the consolidated statement of financial position:

(in millions of euros)	December 31, 2017 historical data	IFRS 9 impacts classification of financial assets	IFRS 9 impacts impairment of financial assets	Impacts of IFRS 9 application	January 1, 2018 restated data
Non-current financial assets related to Orange Bank activities(1)	1,464	-	-	-	1,464
Assets available for sale	791	(791)	-	(791)	-
Assets at fair value through profit or loss	-	71	-	71	71
Assets held to maturity	611	(611)	-	(611)	-
Financial assets at amortized cost	62	549	-	549	611
Assets at fair value through other comprehensive income that may be reclassified to profit or loss	-	782	-	782	782
Non-current financial assets(1)	2,247	-	-	-	2,247
Assets available for sale	1,067	(1,067)	-	(1,067)	-
Assets at fair value through profit or loss	146	1,554	-	1,554	1,700
Financial assets at amortized cost	1,034	(695)	-	(695)	339
Assets at fair value through other comprehensive income that will not be reclassified to profit or loss	-	208	-	208	208
Deferred tax assets	1,825	-	5	5	1,830
Total non-current assets	74,035	-	5	5	74,040
Trade receivables	5,175	-	(22)	(22)	5,153
Current financial assets related to Orange Bank activities(1)	3,275	-	(6)	(6)	3,269
Assets available for sale	4	(4)	-	(4)	-
Assets held to maturity	4	(4)	-	(4)	-
Financial assets at amortized cost	3,096	4	(6)	(2)	3,094
Assets at fair value through profit or loss	171	-	-	-	171
Assets at fair value through other comprehensive income that may be reclassified to profit or loss	-	4	-	4	4
Total current assets	20,679	-	(28)	(28)	20,651
Total assets	94,714	-	(23)	(23)	94,691

Total equity	32,942	-	(23)	(23)	32,919
Total non-current liabilities	32,736	-	-	-	32,736
Total current liabilities	29,036	-	-	-	29,036
Total liabilities	94,714	-	(23)	(23)	94,691

(1) Financial assets and liabilities related to Orange Bank activities are isolated from those of telecom activities and include loans and receivables of Orange Bank in assets and debts related to Orange Bank activities in liabilities. These reclassifications have been applied to all presented periods since 2018.

-   Impact on consolidated shareholders’ equity:

(in millions of euros)	December 31, 2017 historical data	IFRS 9 impacts classification of financial assets	IFRS 9 impacts impairment of financial assets	Impacts of IFRS 9 application	January 1, 2018 restated data
Share capital	10,640	-	-	-	10,640
Share premiums and statutory reserve	16,859	-	-	-	16,859
Subordinated notes	5,803	-	-	-	5,803
Reserves	(2,339)	39	(19)	20	(2,319)
Other comprehensive income	(475)	(39)	-	(39)	(514)
o/w assets available for sale	56	(56)	-	(56)	-
o/w assets at fair value	-	17	-	17	17
o/w other comprehensive income	(531)	-	-	-	(531)
Total equity attributable to the owners of the parent company	30,488	-	(19)	(19)	30,469
Reserves	2,242	-	(4)	(4)	2,238
Other comprehensive income	212	-	-	-	212
o/w assets at fair value	(1)	1	-	1	-
o/w assets at fair value	-	(1)	-	(1)	(1)
o/w other comprehensive income	213	-	-	-	213
Total equity attributable to non-controlling interests	2,454	-	(4)	(4)	2,450
Total equity	32,942	-	(23)	(23)	32,919

-   The following table reconciles the assets and liabilities for each of the two areas (intra-group transactions between telecom activities and Orange Bank are not eliminated) with the consolidated statement of financial position at January 1, 2018.

(in millions of euros)	Orange consolidation financial statements	O/w telecom activities	O/w Orange Bank	O/w eliminations telecom activities / bank
Non-current assets related to Orange Bank activities	1,464	-	1,464	-
Non-current financial assets	2,247	2,274	-	(27) (1)
Non-current derivatives, assets	213	200	13	-
Current assets related to Orange Bank activities	3,269	-	3,421	(152) (2)
Current financial assets	2,686	2,686	-	-
Current derivatives, assets	34	34	-	-
Cash and cash equivalent	5,810	5,333	477	-

Non-current liabilities related to Orange Bank activities	-	-	27	(27) (1)
Non-current financial liabilities	26,293	26,293	-	-
Non-current derivatives, liabilities	1,002	929	73	-
Current liabilities related to Orange Bank activities	4,941	-	4,941	-
Current financial liabilities	6,030	6,182	-	(152) (2)
Current derivatives, liabilities	34	34	-	-
(1) Loan granted by Orange SA to Orange Bank.
(2) Loan granted by Orange Bank to Orange SA within the framework of the Repurchase agreement of OATs securities between Orange SA and Orange Bank.

Financial asset and liability disclosures as of June 30, 2018 are presented in Note 8.7 for telecom activities and Note 9.1 for banking activities.

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Initial application of IFRS 15 "Revenue from contracts with customers":

The Group applies IFRS 15 with effect from January 1, 2018. It elected for retrospective application, restating published figures for the 2016 and 2017 comparative periods. Only the comparative figures of the consolidated income statement as of June 30, 2017 and of the consolidated statement of financial position as of January 1, 2017 are presented.

The Group adopted the following authorized practical expedients on initial application:

•  For all reporting periods presented before the date of initial application, the Group did not disclose the amount of the transaction price allocated to the remaining performance obligations nor explain when it expects to recognize that amount as revenue;

•  The Group did not restate contracts that began and ended before January 1, 2016.

Application of IFRS 15 to ongoing contracts as of January 1, 2016 (first comparative reporting period) resulted in an increase in consolidated reserves of 815 million euros, as of January 1, 2016, of which 674 million euros attributable to owners of the parent company and 141 million euros attributable to non-controlling interests, in return mainly for the recognition of :

-   contract assets net of performance obligations liabilities for 1,003 million euros;

-   assets related to deferred acquisition costs for 294 million euros;

-   deferred taxes for a net impact of (339) million euros.

The recognition of these assets net of liabilities led the Group to reassess the net carrying value of the Cash Generating Units (CGUs) and the results of the impairment tests as of January 1, 2016 and to reflect a goodwill impairment charge of (139) million euros in certain operating segments, in exchange for consolidated reserves.

IFRS 15 introduces a revenue recognition approach focused on:

•  The identification of contracts, customers and contract amendments;

•  The identification of distinct performance obligations (promises made by the supplier), their reference price (individual selling price) and the transfer to the customer of control of performance obligations continuously or at a point in time;

•  The determination of the Transaction Price (consideration promised by the customer), its fixed and variable components (and related recognition restrictions) and its allocation to the Performance obligations.

The main impacts of the new methodology introduced by IFRS 15 compared with the accounting policies previously applied are as follows:

•  For bundled service and equipment offerings, prior to adoption of IFRS 15, revenue recognized on the sale of mobile phones was restricted to a contractual amount not dependent on the supply of future services, which was generally the amount received from the customer for the sale of the mobile phone. This amount corresponded conventionally to the amount paid at the time of delivery, or for installments, to discounted amounts payable over 12 or 24 months. Under IFRS 15, the transaction price is allocated between the mobile phone and the service based on individual selling prices and recognized in revenue at the moment of the transfer of control of the equipment or service to the customer. This change primarily impacts bundled offerings comprising the sale of a mobile phone at a reduced price combined with a fixed-term service contract. Accordingly, for this type of offering, the effects on the Group’s accounts are as follows:

-   the overall revenue from the contract does not change, but the pace of recognition and the split between the sold mobile phone and the service are modified (additional equipment revenue at the beginning of the contract, in return for a reduction in revenue of services of the same amount afterwards);

-   accelerated recognition of revenue, at the time of the sale of the equipment is reflected in the consolidated statement of financial position by the presentation of a contract asset which is transformed into a receivable as the provision of communication services progresses.

IFRS 15 therefore increases the sensitivity of total revenue to equipment sales and to the effect of seasonality of these sales between quarters. Depending on the position in each market, the impact of IFRS 15 on period-on-period total revenue trends will differ from that previously presented under IAS 18, according to whether discounts on equipment levels are increasing or decreasing. In recent years, the markets in which we operate have, excluding exceptions, recorded a decrease in discounted equipment offerings. Compared with IAS 18, the implementation of IFRS 15 also requires new judgements and assumptions, notably regarding the enforceable contract term and the expected total transaction price and the reference price of the transaction components.

•  IFRS 15 changed the indicators used to determine whether an entity acts as a principal or an agent in a transaction. This did not, however modify our previous judgements, particularly as regards agreements with our distributors for the supply of mobile phones, under which Orange primarily acts as a principal in the sale of mobile phones to the end-customer. The revenue recognized by Orange on the sale of a mobile phone combined with a fixed-term contract is therefore identical irrespective of the distribution channel.

•  IFRS 15 also introduces criteria for identifying a financial component in a commercial transaction that must be recognized separately, unless it has a negligible effect in each contract or concerns a contract of less than one year. A financial component is likely to be identified in offerings combining the supply of a mobile phone and a fixed-term services contract (except payments by installments models which, by nature, meet the definition of a financial receivable). In markets where these offerings exist, the low level of interest rates has not led to the recognition of a separate financial component. This assessment could however change if, for example, contractual terms or interest rates were to increase.

•  For our services requiring non-standard equipment (and internet offerings including the provision of a Livebox®), IFRS 15 has not changed our historical analysis that this equipment is a component of the network controlled by Orange and is not therefore a distinct performance obligation.

•  For our straight-forward service offerings for Mass market or Enterprise markets, no changes in revenue recognition were identified as a result of application of IFRS 15. Contract assets are not therefore recognized in addition to trade receivables recognized under IAS 18 and IAS 11, or contract liabilities other than deferred income recognized under IAS 18 and IAS 11.

•  Integration and information technology services proposed to Enterprise markets often involve complex contracts which require the exercise of greater judgement and modified estimates under IFRS 15, compared with IAS 18 and IAS 11. This is notably the case for the identification of distinct performance obligations (platform build and run phases) and the measurement of contract factors impacting several accounting periods (notably fixed and variable transaction price components), as well as contract amendments. The application of IFRS 15 did not, however, lead to significant changes in revenue recognition.

•  Wholesale activities (operator customers) also involve complex contracts requiring a similar exercise of judgement and estimates under IFRS 15 as for the above Enterprise market activities. These activities also require the exercise of specific judgement when classifying a transaction as a non-monetary exchange between entities in the same line of business to facilitate sales to customers or potential customers; these transactions are excluded from IFRS 15’s revenue recognition scope. Overall, the application of IFRS 15 has not led to significant changes in revenue recognition, with the exception of a network sharing agreement in Spain. In the public initiative network sector, IFRIC 12 application "Service concession arrangements" remains effective and revenue is recognized in accordance with the terms of IFRS 15.

•  In a substantial change from IAS 18, IFRS 15 requires the capitalization of costs of obtaining a contract and their release to profit or loss on a time-apportioned basis over the expected duration of the contractual relationship. However, due to the Group’s strategy in recent years of focusing on direct distribution and the development of internet sales, sales commissions qualifying for deferral under IFRS 15 are generally decreasing. This new principle requires assumptions to be made regarding the expected duration of contractual relationships. Finally, new costs of fulfilling a contract that must be deferred under IFRS 15 were not identified.

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•  Impact on the consolidated financial statements

-   Impact on the consolidated income statement:

	December 31, 2017			June 30, 2017

(in millions of euros, except for per share data)	Historical data	IFRS 15 application effect	Restated data from IFRS 15	Historical data	IFRS 15 application effect	Restated data from IFRS 15
Revenues	41,096	(237)	40,859	20,276	(188)	20,088
Increase / decrease linked to the timing difference of the services revenue recognition (1)	-	(1,071)	-	-	(558)	-
Increase / decrease linked to the timing difference of the equipment sales revenue recognition (2)	-	958	-	-	430	-
Others (3)	-	(124)	-	-	(60)	-
External purchases	(18,475)	94	(18,381)	(8,967)	37	(8,930)
Increase / decrease linked to the capitalization ot the costs of obtaining a contract (4)	-	(28)	-	-	(21)	-
Other impacts (3)	-	122	-	-	58	-
Other operating income and expense	(17,704)	4	(17,700)	(8,875)	5	(8,870)
Operating income	4,917	(139)	4,778	2,434	(146)	2,288
Finance costs, net	(1,715)	-	(1,715)	(1,028)	-	(1,028)
Income tax (5)	(1,088)	36	(1,052)	(576)	40	(536)
Consolidated net income of continuing operations	2,114	(103)	2,011	830	(106)	724
Consolidated net income of discontinued operations	29	-	29	-	-	-
Consolidated net income	2,143	(103)	2,040	830	(106)	724
Net income attributable to owners of the parent company	1,906	(63)	1,843	682	(81)	601
Non-controlling interests	237	(40)	197	148	(25)	123
Earnings per share (in euros) attributable to parent company
Net income of continuing operations
basic	0.61	(0.03)	0.58	0.20	(0.03)	0.17
diluted	0.61	(0.03)	0.58	0.20	(0.03)	0.17
Net income of discontinued operations
basic	0.01	-	0.01	-	-	-
diluted	0.01	-	0.01	-	-	-
Net income
basic	0.62	(0.03)	0.59	0.20	(0.03)	0.17
diluted	0.62	(0.03)	0.59	0.20	(0.03)	0.17

(1) For contracts combining a discounted sale of equipment and telecommunication services, revenue allocated to telecommunication services is lower due to the new revenue allocation method under IFRS 15 (i.e. allocation of revenue to all performance obligations in proportion to individual selling prices). The Group therefore recognized an adjustment to reflect this new revenue allocation

(2) For the same offerings and again due to the change in the revenue allocation method, equipment revenue is higher to reflect the value of the asset that the customers receive at the beginning of the contract.

(3) Mainly concerns the effects associated to a RAN sharing contract in Spain.

(4) The Group pays sales commission and agent costs to distributors as part of obtaining firm contracts with customers. Previously booked in expenses when incurred, these costs are now capitalized and amortized over the contract term.

(5) Effect on deferred tax recognition of the IFRS 15 impacts presented above.

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-   Impact on the consolidated statement of financial position:

(in millions of euros)	December 31, 2016 historical data	IFRS 15 application effect	January 1, 2017 restated data from IFRS 15	December 31, 2017 historical data	IFRS 15 application effect	January 1, 2018 restated data from IFRS 15
Assets
Goodwill (1)	27,156	(177)	26,979	27,095	(184)	26,911
Deferred tax assets	2,116	(269)	1,847	1,825	(239)	1,586
Total non-current assets	74,819	(446)	74,373	74,035	(423)	73,612
Other customer contract assets	-	1,335	1,335	-	1,204	1,204
Customer contract assets (2)	-	916	916	-	815	815
Costs of obtaining a contract (3)	-	273	273	-	250	250
Costs to fulfill a contract (4)	-	146	146	-	139	139
Other current assets	1,073	-	1,073	1,101	(7)	1,094
Prepaid expenses (4)	540	(146)	394	594	(139)	455
Total current assets	19,849	1,189	21,038	20,679	1,058	21,737
Total assets	94,668	743	95,411	94,714	635	95,349

Equity and liabilities
Total equity	33,174	671	33,845	32,942	570	33,512
Deferred tax liabilities	658	48	706	611	44	655
Total non-current liabilities	35,590	48	35,638	32,736	44	32,780
Trade payables	6,211	3	6,214	6,522	5	6,527
Customer contract liabilities (5)	-	2,071	2,071	-	2,021	2,021
Deferred income (5)	2,134	(2,050)	84	2,081	(2,005)	76
Total current liabilities	25,904	24	25,928	29,036	21	29,057
Total equity and liabilities	94,668	743	95,411	94,714	635	95,349

(1) The new standard generates a change in the composition of the net carrying amount of tested assets of cash generating units. The net carrying amount of tested assets now includes the contract assets. This change led to the recognition of impairment losses on goodwill in Poland of (139) million euros as of January 1, 2016 and in Romania of (55) million euros in 2016.

(2) The accelerated recognition of revenue resulting from the new revenue allocation method is reflected in the balance sheet by a contract asset recognized on signature of the contract for an amount corresponding in part to the discount granted to the customer on the equipment. This contract asset decreases over the enforceable period of the contract, to the extent the discount granted on the equipment is recovered each month through invoicing of the service contract. An impairment reflects the risk of non-recovery of the contract asset and depending on the geographical area, instances of fraud or churn where termination costs are not billed. To assess this risk, the countries determine a contract asset impairment rate according to the nature of the event and the relevant customer segment, using a historical statistical approach.

(3) The Group pays sales commission and agent costs to distributors as part of obtaining firm contracts with customers. Previously booked in expenses when incurred, these costs are now capitalized and amortized over the contract term.

(4) Prior to application of IFRS 15, costs of fulfilling a contract were recognized in prepaid expenses. They are now included in other assets related to contracts with customers.
(5) As for prepaid expenses, deferred income relating to customer contracts was reclassified to liabilities related to contracts with customers. Residual deferred income are out of IFRS 15 scope.

As of June 30, 2017, IFRS 15 application led to an increase in equity amounting to 568 million euros breaking down into:

-  471 million euros in reserves attributable to owners of the parent entity;

-  97 million euros in reserves attributable to non-controlling interests.

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-   Impact on the consolidated statement of cash flows:

	December 31, 2017			June 30, 2017

(in millions of euros)	Historical data	IFRS 15 application effect	Restated data from IFRS 15	Historical data	IFRS 15 application effect	Restated data from IFRS 15
Consolidated net income	2,143	(103)	2,040	830	(106)	724
Non-monetary items and reclassified items for presentation
Change in provisions	(73)	(7)	(80)	(191)	(4)	(195)
Income tax	1,088	(36)	1,052	576	(40)	536
Changes in working capital
Increase (decrease) in trade payables	409	3	412	37	4	41
Changes in other customer contract assets and liabilities	-	112	112	-	113	113
Changes in other assets and liabilities	132	31	163	(60)	33	(27)
Net cash provided by operating activities (a)	10,174	-	10,174	4,752	-	4,752
Net cash used in investing activities (b)	(7,941)	-	(7,941)	(3,278)	-	(3,278)
Net cash used in financing activities (c)	(2,738)	-	(2,738)	(979)	-	(979)
Net change in cash and cash equivalents (a) + (b) + (c)	(505)	-	(505)	495	-	495

Customer contract net asset and liability disclosures as of June 30, 2018 are presented in Note 4.

Standards and interpretations of mandatory application after June 30, 2018 and not adopted early by the Group

IFRS 16 "Leases" is the only standard of mandatory application after June 30, 2018 that would significantly impact the presentation of consolidated financial statements in the future. As disclosed as of December 31, 2017, the Group will apply IFRS 16 retrospectively as of January 1, 2019, but without restating comparative periods.

NOTE 3         Main changes in scope of consolidation

Main changes in the scope of consolidation during the first half of 2018

Acquisition of Business & Decision

Orange has finalized the acquisition of a 59.10% stake of the capital of Business & Decision at a price of 7.70 euros per share, and a 3.62% additional stake of the capital at a price of 7.93 euros per share, leading to a detention of a 62.72% stake of the capital and 59.88% of the voting rights for a total cost of 38 million euros. In addition, Orange benefits from mutually-binding options on the remaining 4.88% of capital.

On June 29, 2018, Orange has also launched a friendly tender offer targeting the shares not held today at a price of 7.93 euros per share. Following the friendly tender offer, on July 19, 2018, the Group now holds a stake of 81.82% of the capital, and 78.11% of the voting rights.

Due to the recent acquisition of these entities, their financial statements prepared in accordance with IFRS could not be completed within a timeframe compatible with that of the Group. As a consequence, the related investment is classified under “non-current financial assets” as at June 30, 2018.

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NOTE 4         Sales

4.1        Revenue

Revenue is presented by category and by sector in the segment information (see Note 1.1). As from January 1, 2018, revenue is broken down by product line as follows:

•  Mobile services only: mobile services revenue is generated by incoming and outgoing calls (voice, SMS and data), excluding convergent services (see below);

•  Fixed services only: revenue from fixed services includes fixed broadband and narrowband services, excluding convergent services (see below) and fixed network business solutions, including voice and data;

•  Convergent services: revenue from convergent Mass market services (Internet + Mobile offerings);

•  Equipment sales: all equipment sales (mobile phones, broadband equipment, connected objects and accessories), excluding sales of equipment related to integration and information technology services and sales of equipment to external distributors and brokers, presented in “Other revenue”;

•  IT & integration services : revenue from unified communication and collaboration services (LAN and telephony, advising, integration, project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, video conferencing offers as well as sales of equipment related to the above products and services;

•  Wholesale: roaming revenues from customers of other networks (national and international), revenues from Mobile Virtual Network Operators (MVNO) and from network sharing, among others;

•  Other revenue: equipment sales to external distributors and brokers.

Accounting policies

Most revenue falls within the application scope of IFRS 15 "Revenue from contracts with customers". Our products and services are offered to customers under service contracts only and contracts combining the equipment used to access services and/or other service offerings. Revenue is recognized net of VAT and other taxes collected on behalf of States.

•  Standalone service offerings (mobile service only, fixed service only, convergent service)

Orange proposes to Mass market and Corporate markets customers a range of fixed and mobile telephone services, fixed and mobile Internet access services and content offerings (TV, video, media, added-value audio service, etc.). Certain contracts are for a fixed term (generally 12 or 24 months), while others may be terminated at short notice (i.e. monthly arrangements or portions of services).

Service revenue is recognized when the service is rendered, based on use (e.g. minutes of traffic) or the period (e.g. monthly service costs).

Under certain content offerings, Orange may act solely as an agent enabling the supply by a third-party of goods or services to the customer and not as a principal in the supply of the content. In such cases, revenue is recognized net of amounts transferred to the third-party.

Contracts with customers generally do not include a material right, as the price invoiced for contracts and the services purchased and consumed by the customer beyond the firm scope (e.g. additional consumption, options, etc.) generally reflect their standalone selling prices. We have no significant impact related to contract modification for this type of contract. Service obligations transferred to the customer at the same pace are treated as a single obligation.

When contracts include contractual clauses covering commercial discounts (initial discount on signature of the contract or conditional on attaining a consumption threshold) or free offers (e.g. 3 free months), the Groups defers these discounts or free offers over the enforceable contract term (period during which the Group and the customer have a firm commitment). Where applicable, the consideration payable to the customer is recognized as a deduction from revenue in accordance with the specific terms and conditions of each contract.

If the performance obligations are not classified as distinct, the offering revenue is recognized on a straight-line over the contract term. The initial service connection in the context of a service contract and communication offering, is a good example. It is not generally separable from the service contract and communication offering and is therefore recognized in income over the average term of the expected contractual relationship.

•  Separate equipment sales

Orange proposes to Mass market and Corporate markets customers several ways to buy their equipment (primarily mobile phones): equipment sales may be separate from or bundled with a service offering. When separate from a service offering, the amount invoiced is recognized in revenue on delivery and receivable immediately or in instalments over a period of up to 24 months. Where payment is received in instalments, the offering comprises a financial component and interest is calculated and deducted from the amount invoiced and recognized over the payment period in net finance costs. When the equipment sale is combined with a service offering, the amount allocated to the equipment (bundled sale - see below) is recognized in revenue on delivery and received over the service contract. In this case, Orange does not calculate interest based on the contractual analysis of offers and the current level of interest rates. This judgement could subsequently be amended in the event of a change in commercial offers or interest rates.

Where Orange purchases and sells equipment to indirect channels, the Group generally considers that Orange retains control until sale to the end-customer (the distributor acts as an agent), even where ownership is transferred to the distributor. Sales proceeds are therefore recognized when the end-customer takes possession of the equipment (on activation).

•  Bundled equipment and service offerings

Orange proposes numerous offerings to its Mass market and Corporate markets customers comprising equipment (e.g. a mobile terminal) and services (e.g. a communications contract).

Equipment revenue is recognized separately if the two components are distinct (i.e. if the customer can receive the services separately). Where one of the components in the offering is not at its separate selling price, revenue is allocated to each component in proportion to their individual selling prices. This is notably the case in offerings combining the sale of a mobile phone at a reduced price, where the individual selling price of the mobile phone is considered equal to its purchase cost and logistics expenses plus a commercial margin based on market practice.

The provision of a Livebox® (Internet proprietary box) is neither a separate component of the Internet access service nor a lease, as Orange retains control of the box.

•  Services including a build and run phase

Certain Corporate market contracts include two phases: a build phase followed by the management of the IT platforms. Revenue recognition requires an analysis of the facts and circumstances of each contract in order to determine whether distinct performance obligations exist. Depending on the contract, the Group recognizes build phase revenue at completion if this phase is qualified as distinct. These contracts are generally multi-year, with scalable offerings. On each contract modification, we assess the scope modification or its impact on the contract price in order to determine whether the amendment must be treated as a distinct contract, as if the existing contract were terminated and a new contract signed, or whether the amendment must be considered as a change to the existing contract.

•  Service offerings to carriers (wholesale)

Three types of commercial agreement are entered into with Operator customers for domestic wholesale activities and International carrier offerings:

-   Pay-as-you-go model: contract generally applied to “legacy” regulated activities (bitstream call termination, access to the local loop, roaming and certain data solution contracts), where contract services are not covered by a firm volume commitment. Revenue is recognized as the services are rendered (which corresponds to transfer of control) over the contractual term;

-   Send-or-pay model: contract where the price, volume and term are defined. The customer has a commitment to pay the amount indicated in the contract irrespective of actual traffic consumed over the commitment period. This contract category notably includes certain MVNO, IDD and hubbing contracts. Revenue is recognized progressively based on actual traffic during the period, to reflect transfer of control to the customer. Revenue from certain contracts is recognized gross or net of amounts transferred to the supplier based an analysis of the facts and circumstances of each transaction. Accordingly, revenue is recognized net when the supplier is responsible for providing the content to the end-customer, sets the price and bears the inventory risk;

-   Mixed model: hybrid contract combining the “Pay-as-you-go “ and “Send-or-pay” models, comprising a fixed entry fee providing access to preferential pricing conditions for a given volume (“Send or pay” component) and invoicing of traffic consumption (“Pay-as-you-go” component). The entry fee invoiced under this type of commercial agreement is recognized progressively in revenue based on actual traffic over the period.

Agreements between major transit carriers are not billed (free peering) and therefore not recognized in revenue.

•  Service level commitment clause

The Group’s commercial arrangements incorporate service level commitments (delivery time, service reinstatement time). These service level agreements cover commitments provided by the Group under the order, delivery, and after sales services process. If the Group fails to comply with one of these commitments, then it pays compensation to the end-customer, which is usually a tariff reduction deducted from revenues. The expected amount of such penalties is deducted from revenue as soon as it is probable that the commitment has not been or will not be met.

•  Public-private service concession arrangements

The Group rolls-out and/or operates certain networks under service concessions, such as the public initiative networks implemented in France to roll-out fiber optic networks in less populated areas. Some contracts are analyzed in accordance with IFRIC 12, Service concession arrangements. When the Group builds a network, it holds a right to receive consideration from either a public entity or users of the public service. This right is accounted for as:

-   an intangible asset, if the Group has a right to charge users of the public service. This asset is measured at the infrastructure fair value and amortized over the agreement period;

-   a financial receivable, if the Group has an unconditional right to receive payments from the public entity. This asset is measured at the infrastructure fair value and accounted for at amortized cost.

•  Leases

Orange lease revenue concerns either its regulatory obligation to lease technical sites to competitors, the supply of equipment under certain contracts with Enterprise markets, or occasionally, one-off leases to third-parties of excess space in certain buildings.

Lease revenue is recognized on a straight-line basis over the contract term, except for certain equipment leases to Enterprise market customers classified as finance leases; in such cases the equipment is considered sold on credit.

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4.2        Customer contract net assets and liabilities

Customer contract assets and liabilities

(in millions of euros)	June 30, 2018	December 31, 2017
Customer contract net assets	738	804
Costs of obtaining a contract	235	250
Costs to fulfill a contract	144	139
Total customer contract net assets	1,117	1,194
of which other customer contract assets	1,129	1,204
of which customer contract liabilities	(12)	(10)
Prepaid telephone cards	(231)	(241)
Connection fees	(712)	(725)
Loyalty programs	(41)	(43)
Other deferred revenue (1)	(967)	(1,001)
Total customer contract net assets and liabilities	(835)	(817)
of which other customer contract assets	1,129	1,204
of which customer contract liabilities	(1,964)	(2,021)
(1) Mainly includes subscription fees.

The following table shows the reconciliation between the customer contract net assets, the costs of obtaining and to fulfill a contract between December 31, 2017 and June 30, 2018.

(in millions of euros)	June 30, 2018
Customer contract net assets in the opening balance	804
Business related variations (1)	(60)
Changes in the scope of consolidation	-
Translation adjustment	(2)
Reclassifications and other items	(5)
Reclassification to assets held for sale	-
Customer contract net assets in the closing balance	738

(1) Mainly includes the new customer contract assets net of related liabilities, the transfer of the net contract assets directly to trade receivables and impairment of the period.

Accounting policies

Customer contract net assets and liabilities

The timing of revenue recognition may differ from that of customer invoicing.

Trade receivables presented in the consolidated statement of financial position represent an unconditional right to receive consideration (primarily cash), i.e. the services and goods promised to the customer have been transferred.

Conversely, contract assets mainly concern amounts allocated pursuant to IFRS 15 to consideration for goods and services transferred to a customer, where the unconditional right to collect is subordinate to the transfer of other goods or services under the same contract (or group of contracts). This is the case in a bundled offering combining the sale of a mobile phone and mobile communication services for a fixed-period, where the mobile phone is invoiced at a reduced price leading to the reallocation of a portion of amounts invoiced for telephone communication services to the supply of the mobile phone. The excess of the amount allocated to the mobile phone over the price invoiced is recognized as a contract asset and transferred to trade receivables as the service is invoiced.

Contract assets, like trade receivables, are subject to impairment for credit risk. The recoverability of contract assets is also verified and notably the risk of loss in value due to contract interruption. Recoverability may also be impacted by a change in the legal environment governing offerings.

Contract liabilities represent amounts paid by customers to Orange before receiving the goods and/or services promised in the contract. This is typically the case for advances received from customers or amounts invoiced and paid for goods or services not yet transferred, such as contracts payable in advance or prepaid packages (previously recorded in deferred income).

(in millions of euros)	Costs of obtaining a contract	Costs to fulfill a contract
At December 31, 2017	250	139
Business related variations (1)	(12)	3
Changes in the scope of consolidation	-	-
Translation adjustment	(4)	2
Reclassifications and other items	1	-
Reclassification to assets held for sale	-	-
At June 30, 2018	235	144
(1) Mainly includes the effect of the costs committed to new contracts, net of amortization over the contract duration.

Accounting policies

Cost of obtaining a contract

Where a telecommunications service contract is signed via a third-party distributor, this distributor may receive business provider remuneration, generally paid in the form of a commission for each contract or invoice-indexed commission. Where the commission is incremental and would not have been paid in the absence of the contract, the commission cost is estimated and capitalized in the balance sheet. It should be noted that the Group has adopted the simplification measure authorized by IFRS 15 to recognize the costs of obtaining contracts as an expense when they are incurred if the amortization period of the asset, it would have recognized in respect of them, would not have exceeded a year.

The costs of obtaining fixed-period mobile service contracts are capitalized and released to profit or loss on a straight-line over the enforceable contract term, as these costs are generally incurred each time the customer renews the fixed-period. The costs of obtaining fixed-period landline services for Mass market customers are expensed on a straight-line over the estimated period of the customer relationship. The costs of obtaining business and operator solutions contracts are not material.

Costs to fulfill a contract

Costs to fulfill a contract consist of all the initial contractual costs necessary to fulfill one or more performance obligations of a contract. These costs, when they qualify as non-distinct from the performance obligation, are capitalized and costs incurred are recorded on a time-apportioned basis over the effective period of the contract.

Within the Orange group, these costs mainly concern contracts for Corporate customers, with, for example, design, installation, connection and migration fees that relate to a future performance obligation of the contract.

The assumptions underlying the period over which the costs of fulfilling a contract are expensed are periodically reviewed and adjusted in line with observations; termination of the contractual relationship with the customer results in the immediate expensing of the remaining deferred costs. Where the carrying amount of deferred costs exceeds the remaining consideration expected to be received for the transfer of the related goods and services, less expected costs relating directly to the transfer of these goods and services still to be incurred, the excess amount is similarly immediately expensed.

The costs of obtaining a contract and the costs to fulfill a contract impact EBITDA.

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NOTE 5         Other expenses

5.1        Other operating expenses

Other operating expenses include in particular losses on trade receivables and universal service charges. In the first half of 2017, other operating expenses included in particular a 113 million euros expense related to litigations in France and abroad.

5.2        Restructuring and integration costs

(in millions of euros)	June 30, 2018	June 30, 2017
Restructuring costs	(56)	(77)
Departure plans	(22)	(12)
Lease property restructuring (1)	(18)	(40)
Distribution channels	(7)	1
Impairment of assets related to onerous contracts	(1)	(3)
Other	(8)	(23)
Integration costs	(6)	1
Acquisition costs of investments	(6)	1
Total	(62)	(76)

(1) Essentially related to vacant leases in France.

NOTE 6         Impairment loss

The impairment tests on Cash Generating Units (CGUs) may result in impairment losses on goodwill and on the fixed assets.

6.1        Impairment loss

(in millions of euros)	June 30, 2018	June 30, 2017
Jordan	(56)	-
Total of impairment of goodwill	(56)	-

At June 30, 2018

In Jordan, the goodwill impairment in the amount of 56 million euros reflects the effects of an uncertain political and economic climate and of a strong competitive pressure on fixe and mobile data markets. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at June 30, 2018 (0.7 billion euros).

At June 30, 2017

At June 30, 2017, the review of impairment indicators had not led the Group to recognize any impairment.

6.2        Impairment of fixed assets

At June 30, 2018, impairment losses on fixed assets amounts to (1) million euros compared to 4 million euros at the end of June 2017.

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6.3        Key assumptions used to determine recoverable amounts

The key operational assumptions reflect past experience and expected trends: unforeseen changes have in the past affected, and could continue to significantly affect, these expectations. In this respect, the review of expectations could affect the margin of recoverable amounts over the carrying value tested (see Note 6.4) and result in impairment losses on goodwill and fixed assets.

As at June 30, 2018, the Group updated its strategic plan. Thus, new business plans have been established for all CGUs.

•  Discount rates and growth rates to perpetuity used to determine the values in use were revised as follows at the end of June 2018:

-   discount rates, which may incorporate a specific premium reflecting a risk assessment for the implementation of certain business plans or country risks, recorded a marginal decline and in particular in Egypt, except in certain geographical areas in which they increased. The continued decrease in the market risk premium and the cost of debt has contributed to the decrease of discount rates.;

-   growth rates to perpetuity were maintained, on the whole, as in the assessment carried out at the end of June 2018, the economic situation is not expected to lead to any change in the long-term outlook of the industry of services offered by the Group.

•  As at June 30, 2018, the specific random factors were as follows:

-   in Europe:

- changes in the political situations of various countries in the European Union following the Brexit vote in the United Kingdom have been a factor in market volatility and economic activity, likely to have an effect on the future of European businesses: interest rates in particular, and consequently discount rates, could be affected by market reactions and by European Central Bank policy. Customer demand for telecommunication products and services may also find itself affected by state and European policies for the recovery of fiscal balances;

- the tradeoffs to be made by regulatory and competition authorities between reducing prices to consumers and stimulating business investment, or in terms of market concentration;

- the Group’s ability to adjust costs and capital expenditures to potential changes in revenues;

-   in the Middle East and Maghreb (Jordan, Egypt, Iraq, Tunisia) and some of the African countries (Mali, Niger, Democratic Republic of the Congo, Central African Republic):

- changes in political situation and security with their resulting economic impacts.

The parameters used for the determination of recoverable amount of the main consolidated operations are set forth below:

June 30, 2018	France	Spain	Poland	Belgium	Romania	Egypt	Enterprise

Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.0%	0.5%	2.5%	4.0%	0.3%
Post-tax discount rate	5.8%(1)	7.8%	8.0%	6.8%	9.0%	13.5%	7.3%
Pre-tax discount rate	7.5%	9.7%	9.4%	8.6%	10.1%	15.7%	9.9%

December 31, 2017
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.0%	0.5%	2.3%	4.0%	0.3%
Post-tax discount rate	5.5%(2)	8.6%	8.3%	6.8%	8.8%	17.0% - 13.50%	7.5%
Pre-tax discount rate	7.4%	10.8%	9.7%	9.0%	9.9%	19.5% - 16.0%	10.7%
(1) The after-tax discount rate for France includes a corporate tax reduction of 25.82% by 2022.

(2) The after-tax discount rate for France includes a corporate tax reduction of 28.92% by 2020 but it does not include the corporate tax reduction of 25,82% by 2022 voted in the 2018 Finance law at the end of December 2017.

The Group’s listed subsidiaries are Orange Polska (Warsaw Stock Exchange), Orange Belgium (Brussels Stock Exchange), Jordan Telecom (Amman Stock Exchange), Orange Egypt for Telecommunications (Cairo Stock Exchange) and Sonatel (Regional Stock Exchange (BRVM)). The aggregated share of these subsidiaries, which publish their own regulated information, is less than or equal to 20% of the consolidated revenues, operating income and net income.

Key assumptions and sources of sensitivity used in the assessment of recoverable amount of the Orange brand are similar to those used for the goodwill of consolidated operations, which affect the sales base and potentially the level of brand fees.

The parameters used for the determination of its recoverable amount are set forth below:

	June 30, 2018	December 31, 2017
Basis of recoverable amount	Value in use	Value in use
Source used	Internal plan	Internal plan
Methodology	Discounted net fees	Discounted net fees
Perpetuity growth rate	1.2%	1.1%
Post-tax discount rate	7.5%	7.6%
Pre-tax discount rate	8.8%	8.9%
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6.4        Sensitivity of recoverable amounts

Because of the correlation between operating cash flow and investment capacity, sensitivity of net cash flow is used. Cash flow for the terminal year forming a significant part of the recoverable amount, of which a change of plus or minus 10% is presented in the sensitivity analysis.

June 30, 2018
(in billions of euros)	France	Spain	Poland	Belgium	Romania	Egypt	Enterprise
100% margin of the recoverable amount over the carrying value tested	27.1	4.3	1.5	0.6	0.1	0.3	5.6
100% effect on the recoverable amount of:
a variation of 10% in cash flow of terminal year	5.3	1.3	0.5	0.2	0.2	0.1	0.6
a decrease by 1% in perpetuity growth rate	9.8	1.9	0.6	0.3	0.3	0.1	0.8
an increase by 1% in post-tax discount rate	10.8	2.3	0.7	0.3	0.3	0.1	1.1

December 31, 2017
(in billions of euros)	France	Spain	Poland	Belgium	Romania	Egypt	Enterprise
100% margin of the recoverable amount over the carrying value tested(1)	27.1	3.7	1.0	0.7	0.1	0.1	5.5
100% effect on the recoverable amount of:
a variation of 10% in cash flow of terminal year	5.5	1.2	0.5	0.2	0.2	0.1	0.6
a decrease by 1% in perpetuity growth rate	10.4	1.6	0.6	0.3	0.3	0.1	0.8
an increase by 1% in post-tax discount rate	11.4	2.0	0.6	0.3	0.3	0.1	1.0

(1) As described in Note 2.3, following the application of IFRS 15, the net carrying value of assets tested were re-evaluated. The presented margins of the recoverable amount over the carrying value tested, take into account these revaluations.

Cash flow is cash provided by operating activities (excluding interest expense and including tax at a standard rate), net of acquisitions of property, plant and equipment and intangible assets.

The level of sensitivity presented allows readers of the financial statements to estimate the impact in their own assessment. Variations higher that the levels presented have been observed in the past on cash flow, perpetuity growth rates and discount rates.

The other entities not listed above, with the exception of the Orange brand presented hereafter, each account for a less than 3% share of the aggregated recoverable amount of the consolidated entities.

Regarding the Orange brand, the sensitivities are as follows:

(in billions of euros)	June 30, 2018	December 31, 2017
Excess at 100% of the recoverable amount over the carrying value tested	2.5	2.2
Effect at 100% on the recoverable amount of:
a variation of 10% in cash flows of terminal year	0.4	0.4
a decrease by 1% in perpetuity growth rate	0.7	0.6
an increase by 1% in post-tax discount rate	0.8	0.7
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6.5        Goodwill

	June 30, 2018			December 31, 2017
(in millions of euros)	Gross value	Accumulated impairment losses	Net book value	Net book value
France	14,377	(13)	14,364	14,364
Spain	6,933	(114)	6,818	6,818
Europe	6,527	(3,945)	2,582	2,589
Poland	2,754	(2,644)	110	116
Belgium	1,011	(713)	298	298
Romania	1,806	(570)	1,236	1,236
Slovakia	806	-	806	806
Moldova	82	-	82	83
Luxembourg	68	(19)	50	50
Africa & Middle-East	2,538	(995)	1,543	1,629
Egypt	532	(532)	-	-
Burkina Faso	428	-	428	448
Côte d'Ivoire	417	(42)	375	375
Jordan	269	(109)	160	210
Morocco	249	-	249	246
Sierra Leone	160	-	160	181
Democratic Republic of the Congo	192	(192)	-	-
Cameroon	134	(90)	44	44
Other	157	(30)	127	125
Enterprise	2,174	(649)	1,525	1,493
International Carriers & Shared Services	18	-	18	18
Goodwill	32,566	(5,716)	26,851	26,911

(in millions of euros)	Note	June 30, 2018	December 31, 2017
Gross Value - opening balance		32,687	32,689
Acquisitions		27	38
Disposals		(12)	-
Currency translation adjustment		(96)	(40)
Reclassifications and other items		(40)	-
Reclassification to assets held for sale		-	-
Gross Value - closing balance		32,566	32,687
Accumulated impairment losses - opening balance		(5,776)	(5,710)
Impairment	6.1	(56)	(20)
Disposals		12	-
Currency translation adjustment		104	(46)
Reclassifications and other items		-	-
Reclassification to assets held for sale		-	-
Accumulated impairment losses - closing balance		(5,716)	(5,776)
Net book value of continuing operations		26,851	26,911

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NOTE 7         Income tax

(in millions of euros)	June 30, 2018	June 30, 2017
Income tax	(559)	(536)
Current tax	(569)	(603)
Deferred tax	10	67

As of June 30, 2018, the new business plans that have been established with the update of the strategic plan of the Group, did not have material impact on the periodic review of the recoverable amount of deferred tax assets.

NOTE 8         Financial assets, liabilities and financial result (excluding Orange Bank)

8.1        Financial assets and liabilities of telecom activities

In order to improve the readiness of financial statements and to be able to distinguish the performance of telecom activities from the performance of Orange Bank, the notes related to financial assets and liabilities as well as the financial income or expenses are split to respect these two business areas.

Thus, Note 8 details the financial assets, liabilities and related gains and losses specific to telecom activities and Note 9 is devoted to Orange Bank activities.

The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Orange Bank are not eliminated) with the consolidated statement of financial position at June 30, 2018.

(in millions of euros)	Orange consolidation financial statements	O/w telecom activities	Note	O/w Orange Bank	Note	O/w eliminations telecom activities / bank
Non-current assets related to Orange Bank activities	1,627	-		1,627	9.1.1	-
Non-current financial assets	2,368	2,395		-		(27) (1)
Non-current derivatives, assets	172	155	8.3	17		-
Current assets related to Orange Bank activities	3,436	-		3,436	9.1.1	-
Current financial assets	2,238	2,239		-		(1)
Current derivatives, assets	156	156	8.3	-		-
Cash and cash equivalent	5,406	4,818	8.3	588		-

Non-current liabilities related to Orange Bank activities	2	-		29	9.1.2	(27) (1)
Non-current financial liabilities	27,862	27,862	8.3	-		-
Non-current derivatives, liabilities	938	875	8.3	63		-
Current liabilities related to Orange Bank activities	5,237	-		5,238	9.1.2	(1)
Current financial liabilities	5,239	5,239	8.3	-		-
Current derivatives, liabilities	34	34	8.3	-		-
(1) Loan granted by Orange SA to Orange Bank.

8.2        Change of cash flow hedges in the consolidated statement of comprehensive income

As at June 30, 2018, the consolidated statement of comprehensive income indicates a loss in cash flow hedge of (168) million euros against a gain of 202 million euros in the first semester of 2017. These effects mainly reflect the hedges, via cross currency swaps, of future coupons on Group debts denominated in foreign currencies.

The loss on the first half of 2018 is due to a faster recovery of the US and British long-term rates against the euro ones whereas the gain in the first semester of 2017 was mainly explained by a faster recovery of the euros long-term rates against the US ones.

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8.3        Net financial debt

Net financial debt as defined and used by Orange does not include Orange Bank activities for which the concept is not relevant and is described in the following chart:

(in millions of euros)	June 30, 2018	December 31, 2017
TDIRA	1,244	1,234
Bonds	26,150	25,703
Bank loans and from development organizations and multilateral lending institutions	3,772	2,961
Finance lease liabilities	545	571
Cash collateral received	38	21
NEU Commercial Papers (1)	605	1,358
Bank overdrafts	414	193
Other financial liabilities	334	434
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	33,102	32,475
Derivatives (liabilities) current and non-current (2)	908	963
Derivatives (assets) current and non-current (2)	(312)	(234)
Equity components related to unmatured hedging instruments	(844)	(686)
Gross financial debt after derivatives (a)	32,854	32,518
Cash collateral paid (3)	(567)	(695)
Investments at fair value (4)	(2,196)	(2,647)
Cash equivalents	(2,446)	(3,166)
Cash	(2,372)	(2,167)
Assets included in the calculation of net financial debt (b)	(7,581)	(8,675)
Net financial debt (a) + (b)	25,273	23,843
(1) Negotiable European Commercial Papers (formerly called "commercial papers").
(2) At June 2018, the foreign exchange effect of the cross currency swaps hedging foreign exchange risk on gross debt notional is a gain of 424 million euros.
(3) Only cash collateral paid, included in non-current financial assets of the consolidated statement of financial position, are deducted from gross financial debt.
(4) Only investments, included in current financial assets of the consolidated statement of financial position, are deducted from gross financial debt.

8.4        Main redemptions and debt issues

During the first semester of 2018, Orange SA redeemed a bond at maturity for 1,550 million euros. Médi Telecom redeemed a bond at maturity for 1,200 million Moroccan dirhams (105 million euros at the daily reference rate).

On January 16, 2018, Orange SA issued bond for 1,000 million euros maturing on January 16, 2030, with a coupon of 1.375%. On March 20, 2018, Orange SA issued bond for 1,000 million euros maturing on March 20, 2028, with a coupon of 1.375%.

8.5        Orange's debt ratings

On June 27, 2018, the rating agency Japan Credit Rating upgraded Orange's long-term debt rating from A- to A and correlatively revised the outlook on Orange's long term debt from Positive to Stable.

As of June 30, 2018, Orange's debt ratings are set forth below:

	Standard & Poor's	Moody's	Fitch Ratings	Japan Credit Rating
Long-term debt	BBB+	Baa1	BBB+	A
Outlook	Stable	Stable	Stable	Stable
Short-term debt	A2	P2	F2	Not applicable

8.6        Management of covenants

The covenants with regards to financial ratios described at December 31, 2017 remain met.

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8.7        Financial assets

	June 30, 2018			January 1, 2018 (1)
(in millions of euros)	Non-current	Current	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	291	-	291	208
Investments securities	291	-	291	208
Financial assets at fair value through profit or loss	1,411	2,196	3,607	4,347
Investments at fair value	-	2,196	2,196	2,647
o/w negotiable debt securities	-	2,194	2,194	2,498
o/w others	-	2	2	149 (2)
Investments securities	844	-	844	1,005
Cash collateral paid	567	-	567	695
Financial assets at amortized cost	693	43	736	405
Receivables related to investments	41 (3)	15	56	46
Other financial assets	652(4)	28	680	359
Total	2,395	2,239	4,634	4,960
(1) Figures have been adjusted after IFRS 9 application (see Note 2.3).
(2) OAT bonds (repurchase agreement with Orange Bank).
(3) Including loan granted by Orange SA to Orange Bank (27 million euros).
(4) Including the escrowed amount of 346 million euros related to the Digicel litigation (see Note 11).

Investment securities measured at fair value through other comprehensive income that will not be reclassified to profit or loss

(in millions of euros)	June 30, 2018
Investment securities measured at fair value through other comprehensive income that will not be reclassified to profit or loss in the opening balance	208
Acquisition of Business & Decision securities (1)	38
Changes in fair value	(3)
Other movements	48
Investment securities measured at fair value through other comprehensive income that will not be reclassified to profit or loss in the closing balance	291
(1) See Note 3. Furthermore, the acquisition is early presented in "cash paid for investment securities, net of cash acquired" in the consolidated statement of cash flows.

Investment securities measured at fair value through profit or loss

In the first half-year 2018, changes in the fair value of BT Group Plc (BT) shares represent a loss of (163) million euros recognized in profit or loss, including a loss of (2) million euros relating to foreign exchange hedge effect. Thus, as of June 30, 2018, the fair value of the BT shares amounts to 653 million euros (last stock price of June 29, 2018, therefore 2.178 pounds sterling per share converted at the indicative ECB rate of the day thus 0.88605) against 814 million euros as of December 31, 2017.

Accounting policies

Financial assets

•  Financial assets at fair value through profit or loss (FVTPL)

Certain investments securities, which are not consolidated and not equity-accounted, and financial investments such as negotiable debt securities, deposits and mutual funds (UCITS), that are compliant with the Group’s risk management policy or investment strategy can be designated by Orange as recognized at fair value through profit or loss. They are recognized at fair value at inception and subsequently. All changes in fair value are recorded within profit or loss.

•  Financial assets at fair value through equity that will not be reclassified to profit or loss (fair value through other comprehensive income FVTOCI)

Investment securities, which are not consolidated and not equity-accounted, are recognized by default at fair value through other comprehensive income that will not be reclassified to profit or loss. They are recognized at fair value at inception and subsequently. Temporary changes in value and gains (losses) on disposal are recorded within other comprehensive income that will not be reclassified to profit or loss.

•  Financial assets at amortized cost

This category mainly includes loans and receivables. These instruments are recognized at fair value at inception and are subsequently measured at amortized cost using the effective interest method. If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each reporting period. An impairment loss is recognized in the income statement when impairment tests demonstrate that the financial asset carrying amount is higher than its recoverable amount. Regarding trade receivables, the provisioning method also includes expected losses.

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8.8        Fair value levels of financial assets and liabilities

During the first half of 2018, no significant event has occurred regarding the fair value of financial assets and liabilities. Except for the modification of the names of the categories of assets (see Note 8.7), IFRS 9 had no significant impacts on the assets' booking value measurement methodology and on the levels of fair value disclosed at December 31, 2017.

NOTE 9         Activities of Orange Bank

9.1        Financial assets and liabilities of Orange Bank

The financial statements of Orange Bank were put into the format of Orange group's consolidated financial statements and therefore differ from a presentation that complies with the banking format.

In order to improve the readiness of financial statements and to be able to distinguish the performance of telecom activities from the performance of Orange Bank, the notes related to financial assets and liabilities as well as the financial income or expenses are split to respect these two business areas.

Thus, Note 8 details the financial assets, liabilities and related gains and losses specific to telecom activities and Note 9 is devoted to Orange Bank activities.

The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Orange Bank are not eliminated) with the consolidated statement of financial position at June 30, 2018.

(in millions of euros)	Orange consolidation financial statements	O/w telecom activities	Note	O/w Orange Bank	Note	O/w eliminations telecom activities / bank
Non-current assets related to Orange Bank activities	1,627	-		1,627	9.1.1	-
Non-current financial assets	2,368	2,395		-		(27) (1)
Non-current derivatives, assets	172	155	8.3	17		-
Current assets related to Orange Bank activities	3,436	-		3,436	9.1.1	-
Current financial assets	2,238	2,239		-		(1)
Current derivatives, assets	156	156	8.3	-		-
Cash and cash equivalent	5,406	4,818		588		-

Non-current liabilities related to Orange Bank activities	2	-		29	9.1.2	(27) (1)
Non-current financial liabilities	27,862	27,862	8.3	-		-
Non-current derivatives, liabilities	938	875	8.3	63		-
Current liabilities related to Orange Bank activities	5,237	-		5,238	9.1.2	(1)
Current financial liabilities	5,239	5,239	8.3	-		-
Current derivatives, liabilities	34	34	8.3	-		-
(1) Loan granted by Orange SA to Orange Bank.

9.1.1         Financial assets related to Orange Bank activities

	June 30, 2018			January 1, 2018 (1)
(in millions of euros)	Non-current	Current	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	1	-	1	0
Investments securities	1	-	1	0
Financial assets at fair value through other comprehensive income that may be reclassified to profit or loss	912	6	918	786
Debt securities	912	6	918	786
Financial assets at fair value through profit or loss	74	112	186	242
Investments at fair value	-	112	112	171
Others	74	-	74 (2)	71
Financial assets at amortized cost	640	3,318	3,958	3,857
Loans and receivables to customers	-	2,001	2,001	2,137
Loans and receivables to credit institutions	-	1,309	1,309	953
Fixed-income securities	640	8	648	615
Other financial assets	-	-	-	152
Total	1,627	3,436	5,063	4,885
(1) Figures have been adjusted for the impact of application of IFRS 9 (see Note 2.3).
(2) Including cash collateral paid for 65 million of euros.

Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss

(in millions of euros)	June 30, 2018
Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss in the opening balance	786
Acquisitions	346
Repayments and disposals	(204)
Change in fair value	(1)
Other items	(9)
Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss ain the closing balance	918

Loans and receivables related to Orange Bank

In the context of adapting Orange Bank's accounts into the Group's financial statements, clearing accounts and other amounts due, as well as amounts related to securities transactions on behalf of customers have been considered as loans and receivables from customers.

As of June 30, 2018, loans and receivables of Orange Bank to customers are mainly composed of overdrafts (for 917 million euros) and housing loans (for 772 million euros).

Orange Bank's loans and receivables from credit institutions are mainly composed of current assets corresponding to overnight deposits and loans.

Accounting policies

Financial assets

•  Financial assets at fair value through profit or loss (FVTPL)

Certain investments securities, which are not consolidated and not equity-accounted, and financial investments such as negotiable debt securities, deposits and mutual funds (UCITS), that are compliant with the Group’s risk management policy or investment strategy can be designated by Orange Bank as recognized at fair value through profit or loss. They are recognized at fair value at inception and subsequently. All changes in fair value are recorded within profit or loss.

•  Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss (fair value through other comprehensive income FVTOCI)

Investment securities, which are not consolidated and not equity-accounted, are recognized by default at fair value through other comprehensive income that will not be reclassified to profit or loss. They are recognized at fair value at inception and subsequently. Temporary changes in value and gains (losses) on disposal are recorded within other comprehensive income that will not be reclassified to profit or loss.

•  Financial assets at fair value through other comprehensive income that may be reclassified to profit or loss (fair value through other comprehensive income FVTOCI)

Financial assets at fair value through other comprehensive income that may be reclassified to profit or loss mainly include investments in debt securities. They are recognized at fair value at inception and subsequently. Temporary changes in value are recorded within other comprehensive income that may be reclassified to profit or loss. In the event of disposal, the cumulative gain (or loss) included in other comprehensive income that may be reclassified to profit or loss is definitely reclassified from other comprehensive income to profit or loss.

•  Financial assets at amortized cost

This category mainly includes loans and receivables and fixed-income securities. These instruments are recognized at fair value at inception and are subsequently measured at amortized cost using the effective interest method. These impairments and provisions are recognized when the loans are granted, on conclusion of commitments or on the acquisition of bond securities, without waiting for objective evidence of impairment. Impairment losses and provisions are updated as the credit risk changes.

9.1.2         Financial debts related to Orange Bank operations

Debts related to Orange Bank operations are composed of payables and debts with customers for 3,849 million euros and with financial institutions for 1,071 million euros.

As of June 30, 2018, debts related to Orange Bank operations with customers are mainly composed of current accounts for 2,936 million euros and passbooks and special savings accounts for 747 million euros.

Debts related to Orange Bank operations with financial institutions are mainly composed of term borrowings and advances.

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NOTE 10     Shareholders' equity

At June 30, 2018, Orange SA's share capital amounted to 10,640,226,396 euros, and comprised 2,660,056,599 ordinary shares with a par value of 4 euros each.

The shares held in registered form for at least two years by the same shareholder are granted with a double voting right. At June 30, 2018, the public sector owns 22.95% of Orange SA's share capital and 29.44% of the voting rights, and the employees of the Group own either within the employee shareholding plan or in registered form 5.55% of Orange SA's share capital and 9.25% of the voting rights.

10.1     Changes in share capital

No new shares were issued during the first half of 2018.

During the six months ended June 30, 2018, the weighted average number of ordinary shares outstanding and the weighted average number of ordinary and dilutive shares outstanding were 2,658,851,208.

10.2     Treasury shares

As authorized by the Shareholders' Meeting of May 4, 2018, the Board of Directors instituted a new share buyback program which is described in the Orange Registration Document filed with the French Securities Regulator on April 4, 2018.

The shares bought back by Orange during the first half of 2018 were mainly part of Orange Vision 2020 free share award plan.

At June 30, 2018, Orange held 4,817,988 of its own shares (including 4,800,000 shares as part of Orange Vision 2020 free share award plan and 0 share as part of the liquidity contract), compared to 497,625 at December 31, 2017 (of which 476,000 shares as part of the liquidity contract).

10.3     Dividends

The Shareholders' Meeting held on May 4, 2018 approved the payment of a dividend of 0.65 euro per share in respect of 2017 fiscal year. After payment of the interim dividend of 0.25 euro per share on December 7, 2017 for a total amount of 665 million euros, the balance of the dividend amounting to 0.40 euro per share was paid on June 7, 2018 for an amount of 1,064 million euros.

10.4     Non-controlling interests

(in millions of euros)	June 30, 2018	December 31, 2017
Credit part of equity attributable to non-controlling interests (a)	2,416	2,542
o/ w Orange Polska Group	960	988
o/ w Sonatel Group	643	731
o/ w Orange Belgium Group	258	268
o/ w Jordan Telecom Group	155	156
o/ w Medi Telecom	130	143
Debit part of equity attributable to non-controlling interests (b)	(5)	(5)
Total equity attributable to non-controlling interests (a) + (b)	2,411	2,537

(in millions of euros)	June 30, 2018	June 30, 2017
Dividends paid to minority shareholders	244	231
o/ w Sonatel Group	190	186
o/ w Medi Telecom	20	16
o/ w Orange Belgium Group	14	14
o/ w Jordan Telecom Group	14	11
10.5     Cumulative translation adjustment

(in millions of euros)	June 30, 2018	June 30, 2017
Gain (loss) recognized in other comprehensive income during the period	(47)	(82)
Reclassification to net income for the period	(1)	(0)
Total transaction adjustments for continuing operations	(48)	(82)
Reclassification to the net income for the period	-	-
Total translation adjustments for discontinued operations	-	-

The change in translation differences recognized in other comprehensive income mainly includes:

•  in the first half of 2018, a decrease of 92 million euros due to the depreciation of the Polish zloty;

•  in the first half of 2017, a decrease of 55 million euros due to the depreciation of the US dollar and a decrease of 46 million euros due to the depreciation of the Jordanian dinar.

10.6     Subordinated notes

The amount of 5,803 million euros presented in the row "Subordinated notes" of the consolidated statements of changes in shareholders' equity represents the nominal booked at historical value (the tranches denominated in pounds sterling have not been revaluated since their issue in 2014). Premium and fees amounting (88) million euros are booked by reserves.

In the first half of 2018, Orange did not exercise its right to defer the coupons of the subordinated notes and therefore paid:

•  on February 8, 2018, 95 million euros and 38 million pounds sterling (equivalent to 43 million euros) to holders of the notes issued in February 2014,

•  on April 1, 2018, 35 million pounds sterling (equivalent to 40 million euros) to holders of the tranche denominated in pound sterling issued in October 2014.

As a reminder, the tax effect relating to the payment of the coupons is accounted for as net income.

The tax effect relating to the foreign currency translation on notional denominated in pound sterling is 1 million euros over the period. This impact is presented in the consolidated statements of changes in shareholders' equity as "Other movements".

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NOTE 11     Litigations and unrecognized contractual commitments

11.1     Litigations

At June 30, 2018, the provisions for risks recorded by the Group for all disputes in which the Group is involved (with the exception of liabilities relating to disputes between Orange and the tax or social administrations in relation to operational or income taxes or social contributions, which are recognized in the corresponding items of the balance sheet) amounted to 725 million euros versus 779 million euros at December 31, 2017. Orange believes that the disclosure of provisions that may be recorded on a case-by-case basis could seriously harm its position.

This note describes the new proceedings and developments in existing litigations having occurred since the publication of the consolidated financial statements for the year ended December 31, 2017, that have had or may have a material impact on the Group’s financial position.

•  On April 11, 2018, the Paris Court of Appeal ordered Orange to pay 3 million euros to Lectiel for damages suffered by Lectiel as a result of Orange’s refusal to deliver to Lectiel its directory database together with daily updates free of charge. Orange executed the ruling and the matter is now closed.

•  On April 17, 2018, Digicel filed an appeal with the Court of Appeal of Paris to contest the amount paid into the escrow account in accordance with the ruling of December 18, 2017, of the Commercial Court of Paris that ordered Orange to repair damages suffered by Digicel due to its commercial practices in the French Caribbean and in French Guyana. The decision of the Court of Appeal on this request is expected by end-2018.

•  On June 8, 2018, the referral Court of Appeal ordered Orange to pay 54 million euros to SFR in the case related to secondary residences. As Orange has already paid 53 million euros pursuant to the first instance court’s judgment, it has to pay the residual amount only.

•  On March 29, 2018, the Romanian High Court of Justice judged in a final ruling that the refusal to conclude an interconnection agreement with Netmaster is an abuse of a dominant position and ordered Orange Romania to pay a fine of 24 million euros. The matter is now closed.

•  In June 2018, Free applied for interim measures against Orange before the president of the Paris Commercial Court in order to declare that some of the bundle offers (handsets at discounted price together with a mobile offer) are consumer credit offers. The Free claim was rejected and a hearing to set out the proceeding steps will be held during the third quarter.

•  Several shareholder disputes are pending between the joint venture formed between Agility and Orange and its Iraqi co-shareholder in the share capital of the Iraqi telecom operator Korek Telecom. These shareholders disputes concern inter alia the exercise of a call option on 7% of Korek Telecom and are subject to arbitration and legal proceedings. In addition, after the Iraqi regulatory agency (CMC) decided in 2014 to cancel the partnership of March 2011 between Korek and Orange / Agility, the High Administrative Court of Appeal of Bagdad has confirmed on January 18, 2018, the decision of the Administrative Court that dismissed the appeal of Korek Telecom against the CMC's decision. Orange is assessing its legal options in order to assert its rights.

Apart from the proceedings mentioned above, there are no other administrative, legal or arbitration proceedings (whether pending, suspended or threatened) of which Orange is aware, either new or having evolved since the publication of the consolidated financial statements for the year ended December 31, 2017, which have had over the period, or which may have, a material impact on the Group’s financial position or profitability.

11.2     Unrecognized contractual commitments

As part of the deployment of the high and very high speed network in France, the Group entered into new contracts via Public Initiative Networks during the first half of 2018 for 1 billion euros. Thus, as of June 30, 2018, the commitments relating to network under construction, concession and network building amount to approximately 3.1 billion euros over the years to come.

In accordance with the requirements of Article L33-13 of the French Postal and Electronic Communications code that allows the French minister for electronic communications to accept commitments made by operators in order to contribute to the equipment and the cover of the low-density areas of the country with electronic communications networks and to promote the operators to access these areas, Orange is committed, by mail on May 31, 2018, to make 100% of the housing and professional premises in its AMII area (subject to the refusal of third parties) "connectable" or "connectable on demand" to fiber out to the subscriber (FTTH) by the end of 2020 (with less than 8% of "connectable on demand") and to make 100% of the premise "connectable" by the end of 2022. These commitments have been undertaken as per the regulatory framework issued on January 1, 2018 affecting to FTTH, and binding by regulation of telecom activities, subject to sanction.

No other major event has impacted the unrecognized contractual commitments described in the 2017 consolidated financial statements.

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NOTE 12     Related party transaction

During the first half of 2018, no transaction with related parties took place which materially affected the 2017 Group's financial position.

NOTE 13     Subsequent events

Acquisition of Basefarm Holding

On July 16, 2018, Orange announced the signing to acquire 100 % of the capital of Basefarm Holding AS for an enterprise value of 350 million euros.

Orange Polska - European Commission litigation

On June 22, 2011 the European Commission imposed a fine in the amount of EUR 128 million on Orange Polska for abuse of a dominant position in the wholesale market for broadband Internet access in Poland. Orange Polska appealed that decision to the General Court of the European Union and upon an unfavorable verdict of the latter to the Court of Justice of the European Union. On July 25, 2018, the Court of Justice of the European Union has maintained the fine imposed by the European Commission on June 22, 2011 (for which a provision amounting to 128 million euros was accrued in 2011). This decision does not have material impact in Orange Group’s consolidated financial statements as of June 30, 2018.

Friendly tender offer to purchase Business & Decision shares

On June 29, 2018, Orange launched a friendly tender offer targeting the shares not held today at a price of 7.93 euros per share (see Note 3). Following the friendly tender offer, on July 19th, 2018, the Group holds a stake of 81.82% of the capital, and 78.11% of the voting rights.

Purchase commitments of optical fiber

The Group has entered into purchase commitments of optical fiber for a total amount of approximately 0.5 billion euros.

Tax dispute related to 2000-2005 periods

For several years, the Group initiated a dispute concerning fiscal years 2000-2005. In the context of the absorption of Cogecom by Orange SA and pursuant to an adverse ruling by the Court of Montreuil on July 4, 2013 which triggered the payment of the amounts claimed by the Tax authority, Orange SA had to pay in 2013 the remaining balance on principal and late payment interest claimed for a total amount of 2.1 billion euros.

In a ruling of February 18, 2016, the Administrative Court of Appeal of Versailles upheld the judgment of July 4, 2013, despite the contrary conclusions of the appointed Rapporteur. The Group then appealed to the Conseil d’État on April 18, 2016 to rule on the substance of the case. In a ruling dated December 5, 2016, the Conseil d’État annulled the February 18, 2016 ruling by the Administrative Court of Appeal of Versailles and remanded the dispute to the same Court, on the grounds argued by the Group, i.e. the principle of intangibility of the opening balance sheet of the earliest fiscal year still subject to audit.

The Administrative Court of Appeal of Versailles has just made an adverse decision against Orange on July 24, 2018, despite the contrary conclusions of the appointed Rapporteur. The Group will again appeal in cassation to the Conseil d’État which will make the final decision.

This ruling has no impact in the consolidated financial statements as of June 30, 2018, as Orange already proceeded to the payment of the claimed amounts in 2013.

Orange SA: distribution of an interim dividend

At its meeting held on July 25, 2018, the Board of Directors resolved to distribute an interim dividend of 0.30 euro per share in respect of 2018. This interim dividend will be paid in cash on December 6, 2018. The estimated payment amounts to 798 million euros based on the number of ordinary shares outstanding at June 30, 2018.

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3       Statement by the person responsible

I certify that based on my knowledge, the first half 2018 condensed consolidated financial statements have been prepared in accordance with the applicable accounting standards and fairly present the assets and liabilities, financial condition, and results of operations of the company and of its consolidated subsidiaries, and that the half-yearly management report fairly presents the material events which occurred during the first six months of the financial year, their impact on the interim financial statements, the main transactions between related parties, as well as a description of the main risk factors and uncertainties for the remaining six months of the financial year.

Paris, July 26, 2018

Chief Executive Officer Delegate, Finance, Performance and Europe

Ramon Fernandez

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4       Statutory auditors’ review report on the half-year financial information

This is a free translation into English of the statutory auditor’s review report on the half-yearly financial information issued in French and is provided solely for the convenience of English-speaking users. This report includes information relating to the specific verification of information given in the group’s half-yearly management report. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

To the Shareholders,

In compliance with the assignment entrusted to us by your annual general meeting and in accordance with the requirements of article L. 451-1-2 III of the French Monetary and Financial Code (“Code monétaire et financier”), we hereby report to you on:

•  the review of the accompanying condensed interim consolidated financial statements of Orange S.A., for the period from January 1 to June 30, 2018,

•  the verification of the information presented in the interim management report.

These condensed interim consolidated financial statements are the responsibility of your Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

1.      Conclusion on the financial statements

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information mainly consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim consolidated financial statements are not prepared in all material respects in accordance with IAS 34 - the standard of the IFRSs as adopted by the European Union applicable to interim financial information.

Without qualifying the opinion expressed above, we draw your attention to the note 2.3 “New standards and interpretations” to the condensed interim consolidated financial statements presenting the impacts related to the new accounting standards IFRS 15 and IFRS 9 of mandatory application since January 1, 2018.

2.      Specific verification

We have also verified the information provided in the interim management report in respect of the condensed interim consolidated financial statements subject to our review.

We have no matters to report on the fair presentation and consistency of this information with the condensed interim consolidated financial statements.

Paris-La Défense, July 25, 2018

The statutory auditors

French original signed by

KPMG Audit Division of KPMG S.A.	ERNST & YOUNG Audit
Marie Guillemot	Charles-Emmanuel Chosson

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ORANGE

Date: July 30, 2018	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations